Systemax™ Proxy Statement and 2007 Annual Report to

08043576

Dear Fellow Stockholders,

It is with great pleasure that I present to you our Annual Report to Stockholders for 2007.

We experienced record growth during 2007 in all of our business segments. Consolidated net sales grew by 18.5% to $2.8 billion; gross margin improved to 15.3% and operating income increased 54.3% to $95.5 million. Operating margin improved to 3.4% and net income increased 54.1% to $69.5 million, or $1.84 per diluted share. The sales, operating income and net income amounts were all-time records for the Company.

In our Technology Products segment (computers, computer supplies and accessories and consumer electronics), sales grew by 18.9% to $2.6 billion and operating income grew to $87 million. The growth was driven by increased internet and retail store sales, private label product sales and expanded product offerings. Our European sales were driven by strong business-to-business gains and by the effect of a weaker U.S. dollar.

In our Industrial Products segment (material handling equipment, storage equipment and consumable industrial items), sales grew by 14.7% to $226 million and operating income grew to $20.6 million. The growth was driven by increased market share through competitive pricing advantages and increased internet sales.

In our Hosted Software segment, our ProfitCenter Software business continues its product development and is poised to bring several household name customers live in the coming months. We are very excited by the prospects for this business as it enables multi-channel marketing companies to more effectively manage their businesses.

Our balance sheet continues to be very strong, with total working capital at December 31, 2007 of $273 million, cash and equivalents of $128 million and operating cash flow of $93 million during 2007. This strong cash generation enabled our first $1.00 per share special dividend for our stockholders during 2007 and our second special dividend of $1.00 per share during 2008.

I am also pleased to report that we have invested heavily in improving our business operations and control environment and we had no material weaknesses in our internal accounting controls as of December 31, 2007.

On the strategic front, we completed the CompUSA acquisition during the first quarter of 2008. We acquired the CompUSA.com and related websites, the CompUSA trademarks and tradenames, and 16 former CompUSA retail outlets in Florida, Texas and Puerto Rico. We are excited by the three strong brands that we now primarily operate under in our Technology Products business – TigerDirect and CompUSA in North America and Misco in Europe – and by the strong performance across our multiple sales channels – business to business, business to consumer, retail and television shopping. Look for us to re-brand our existing TigerDirect retail outlets in the United States under the CompUSA name later this year.

I appreciate the support of our stockholders, the confidence of our customers and vendors, and the efforts of our employees in helping to continually improve our business. As we enter 2008 we are well positioned in each of our business segments to continue growing profitably.

Sincerely,

Richard Leeds

Richard Leeds
Chairman and Chief Executive Officer
April 29, 2008

TO RECEIVE ADDITIONAL INFORMATION ON THE COMPANY PLEASE SEND A WRITTEN REQUEST TO:

INVESTOR RELATIONS
Systemax Inc.
11 Harbor Park Drive
Port Washington, NY 11050
516-608-7000 ext. 7181
Email: investinfo@systemax.com
Web Site: http://www.systemax.com

TRANSFER AGENT:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Phone: 212-936-5100
Email: info@amstock.com
Web Site: http://www.amstock.com

SEND CERTIFICATES FOR TRANSFER AND ADDRESS CHANGES TO:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

STOCK EXCHANGE:

The Company's shares are traded on the
New York Stock Exchange under the symbol SYX.

CORPORATE GOVERNANCE

Copies of the Company's 2007 Annual Report on Form 10-K, Proxy Statement for the 2008 Annual Meeting, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K to the Securities and Exchange Commission are available online at www.systemax.com or to stockholders without charge upon written request to the Company's Port Washington, New York office, Attention: Investor Relations. In addition, on the Company's website, www.systemax.com (Corporate Policies and Charters), stockholders can view the Company's Corporate Ethics Policy, Audit Committee Charter, Board Nominating Committee Charter and Corporate Governance Guidelines and Principles.

The Company is required to file as an Exhibit to its Form 10-K for the fiscal year 2007 Certifications under Section 302 of the Sarbanes-Oxley Act signed by the Chief Executive Officer and Chief Financial Officer. In addition, the Company will be required to submit to the New York Stock Exchange ("NYSE") a certification (an "Annual CEO Certification") signed by the Chief Executive Officer following the 2008 Annual Meeting certifying that he is not aware of any violation by the company of NYSE corporate governance listing standards as of the date of the certification. An Annual CEO Certification, dated July 3, 2007, was submitted to the NYSE on such date.

Systemax Inc. (www.systemax.com), a Fortune 1000 company, sells personal computers, computer supplies, consumer electronics and industrial products through a system of branded e-commerce web sites, direct mail catalogs, relationship marketers and retail stores in North America and Europe. The primary brands are TigerDirect, CompUSA, Misco and Global Industrial. It also manufactures and sells personal computers under the Systemax and Ultra brands and develops and markets ProfitCenter Software, a web-based, on-demand application for multichannel direct marketing companies.

Systemax Inc.
11 Harbor Park Drive
Port Washington, New York 11050

April 29, 2008

Dear Stockholders:

You are cordially invited to attend the 2008 Annual Meeting of Stockholders of Systemax Inc. (the "Company") which will be held at the Company's corporate offices, located at 11 Harbor Park Drive, Port Washington, New York at 2:00 p.m. on Thursday, June 12, 2008. Your Board of Directors looks forward to greeting those stockholders who are able to attend. On the following pages you will find the formal Notice of Annual Meeting and Proxy Statement.

Whether or not you plan to attend the meeting in person, it is important that your shares be represented and voted at the Annual Meeting. Accordingly, please date, sign and return the enclosed proxy card as soon as possible in the envelope provided. Your cooperation will ensure that your shares are voted.

I hope that you will attend the Annual Meeting, and I look forward to seeing you there.

Sincerely,

Richard Leeds
Chairman and Chief Executive Officer

Systemax Inc.
11 Harbor Park Drive
Port Washington, New York 11050

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On June 12, 2008

Dear Stockholders:

The 2008 Annual Meeting of the Stockholders of Systemax Inc. (the "Company") will be held at the Company's offices, 11 Harbor Park Drive, Port Washington, New York, on Thursday, June 12, 2008 at 2:00 p.m. for the following purposes, as more fully described in the accompanying proxy statement:

1. To elect the Company's Board of Directors;
2. To consider and vote upon a proposal to approve the Company's Executive Incentive Plan;
3. To consider and vote upon a proposal to approve amendments to the Company's 1999 Long-Term Stock Incentive Plan;
4. To consider and vote upon a proposal to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accountants; and
5. To transact such other business as may properly come before the meeting and any and all adjournments or postponements thereof.

The Board of Directors has fixed the close of business on April 17, 2008 as the record date for the determination of the stockholders entitled to notice of and to vote at the meeting and at any adjournment or postponement thereof.

Stockholders are invited to attend the meeting. Whether or not you expect to attend, WE URGE YOU TO SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE PREPAID ENVELOPE. If you attend the meeting, you may vote your shares in person, which will revoke any previously executed proxy.

If your shares are held of record by a broker, bank or other nominee and you wish to attend the meeting, you must obtain a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares and bring it to the meeting. In order to vote your shares at the meeting, you must obtain from the record holder a proxy issued in your name.

Regardless of how many shares you own, your vote is very important. Please SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD TODAY.

Sincerely,

CURT S. RUSH
General Counsel and Secretary

Port Washington, New York
April 29, 2008

Systemax Inc.
11 Harbor Park Drive
Port Washington, New York 11050

PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the "Board") of Systemax Inc., a Delaware corporation (the "Company"), for the 2008 Annual Meeting of Stockholders of the Company to be held on June 12, 2008 (the "Annual Meeting"). The notice of the Annual Meeting, this proxy statement, the accompanying proxy and the annual report of the Company for the year ended December 31, 2007 are first being mailed on or about April 29, 2008 to stockholders of record as of the close of business on April 17, 2008. You can ensure that your shares are voted at the meeting by signing, dating and promptly returning the enclosed proxy in the envelope provided. Sending in a signed proxy will not affect your right to attend the meeting and vote in person. You may revoke your proxy at any time before it is voted by notifying the Company's Transfer Agent, American Stock Transfer & Trust Company, 59 Maiden Lane, New York, NY 10038, Attention: Proxy Department, in writing, or by executing a subsequent proxy, which revokes your previously executed proxy. The Company's principal executive offices are located at 11 Harbor Park Drive, Port Washington, New York 11050.

Voting Procedures

Proxies will be voted as specified by the stockholders. Where specific choices are not indicated, proxies will be voted for proposals 1, 2, 3 and 4. Under the Delaware General Corporation Law and the Company's Amended and Restated Certificate of Incorporation or the Company's By-Laws, (1) the affirmative vote of a plurality of the outstanding shares of common stock of the Company (the "Shares") entitled to vote and present, in person or by properly executed proxy, at a meeting at which a quorum is present will be required to elect the nominated directors of the Board (Proposal 1), (2) the affirmative vote of a majority of the outstanding Shares entitled to vote and present, in person or by properly executed proxy, at a meeting at which a quorum is present will be required to approve the Company's Executive Incentive Plan (Proposal 2), (3) the affirmative vote of a majority of the outstanding Shares entitled to vote and present, in person or by properly executed proxy, at a meeting at which a quorum is present will be required in order to approve the amendments to the Company's 1999 Long-Term Stock Incentive Plan (Proposal 3) and (4) the affirmative vote of a majority of the outstanding Shares entitled to vote and present, in person or by properly executed proxy, at a meeting at which a quorum is present will be required to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accountants (Proposal 4).

A quorum is representation in person or by proxy at the Annual Meeting of at least a majority of the outstanding Shares of the Company. Abstentions will be treated as votes cast on particular matters as well as shares present and represented for purposes of establishing a quorum, with the result that an abstention has the same effect as a negative vote. Where nominee record holders do not vote on specific issues because they did not receive specific instructions on such issues from the beneficial owners, such broker non-votes will not be treated as votes cast on a particular matter, and will therefore have no effect on the vote, but will be treated as shares present or represented for purposes of establishing a quorum.

If shares are held through a broker, nominee, fiduciary or other custodian, you must provide voting instructions to the record holder in accordance with the record holder's requirements in order to ensure the shares are properly voted. Under the rules of the New York Stock Exchange, member brokers who do not receive instructions from beneficial owners will be allowed to vote on the election of directors of the Board (the "Directors") and on the ratification of the independent accountants.

A list of stockholders of the Company satisfying the requirements of Section 219 of the Delaware General Corporation Law shall be available for inspection for any purpose germane to the meeting during normal business hours at the offices of the Company at least ten days prior to the Annual Meeting.

On April 17, 2008, there were outstanding and entitled to vote (excluding Company treasury shares) 36,628,782 Shares entitled to one vote per share. Stockholders will not be entitled to appraisal rights in connection with any of the matters to be voted on at the Annual Meeting.

ELECTION OF DIRECTORS
Item 1 on Proxy Card

At the meeting, seven Directors are to be elected to serve until their successors have been elected and qualified. Information regarding such nominees is set forth below.

The accompanying proxy will be voted for the election of the Board's nominees unless contrary instructions are given. If any Board nominee is unable to serve, which is not anticipated, the persons named as proxies intend to vote for the other Board nominees and, unless the Board of Directors reduces the number of nominees, for such other person or persons as the Board of Directors may designate.

Each of the nominees has served as a director during the fiscal year ended December 31, 2007. If voting by proxy with respect to the election of Directors, stockholders may vote in favor of all nominees, withhold their votes as to all nominees or withhold their votes for specific nominees.

Nominees

Richard Leeds, age 48, has served as Chairman and Chief Executive Officer of the Company since April 1995. Mr. Leeds joined the Company in 1982. Mr. Leeds graduated from New York University in 1982 with a B.S. in Finance. Richard Leeds is the brother of Bruce and Robert Leeds.

Bruce Leeds, age 52, has served as Vice Chairman since April 1995. Mr. Leeds served as President of International Operations from 1990 until March 2005. Mr. Leeds joined the Company after graduating from Tufts University in 1977 with a B.A. in Economics.

Robert Leeds, age 52, has served as Vice Chairman since April 1995. Mr. Leeds served as President of Domestic Operations from April 1995 until March 2005. Mr. Leeds graduated from Tufts University in 1977 with a B.S. in Computer Applications Engineering and joined the Company in the same year.

Gilbert Fiorentino, age 48, has served as a Director of the Company since May 25, 2004. Mr. Fiorentino is President of SYX Services Inc., a subsidiary of the Company, and General Manager of the Company's Technology Products business. Mr. Fiorentino graduated in 1981 from the University of Miami with a B.S. degree in Economics and graduated in 1984 from the University of Miami Law School.

Robert D. Rosenthal, age 59, has served as a Director of the Company since July 1995. He has been the lead independent director since October 11, 2006. Mr. Rosenthal is Chairman and Chief Executive Officer of First Long Island Investors LLC, which he co-founded in 1983. Mr. Rosenthal is a 1971 *cum laude* graduate of Boston University and a 1974 graduate of Hofstra University Law School.

Stacy S. Dick, age 51, has served as a Director of the Company since November 1995. Mr. Dick became a Managing Director of Rothschild Inc. in January 2004 and has served as an executive of other entities controlled by Rothschild family interests since March 2001. Mr. Dick graduated from Harvard University with an A.B. degree *magna cum laude* in 1978 and a Ph.D. in Business Economics in 1983. He has served as an adjunct professor of finance at the Stern School of Business (NYU) since 2004.

Ann R. Leven, age 67, has served as a Director of the Company since May 2001. Ms. Leven served as Treasurer and Chief Fiscal Officer of the National Gallery of Art in Washington D.C. from December 1990 to October 1999. From August 1984 to December 1990, she was Chief Financial Officer of the Smithsonian Institution. Ms. Leven has been a Director of the Delaware Investment's Family of Mutual Funds since September 1989. From December 1999 to May 2003, Ms. Leven was a Director of Recoton Corporation. From 1975 to 1993, Ms. Leven taught business strategy and administration at the Columbia University Graduate School of Business. She received an M.B.A. degree from Harvard University in 1964.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE ELECTION OF ALL THE DIRECTOR NOMINEES, WHICH IS DESIGNATED AS PROPOSAL NO. 1 ON THE ENCLOSED PROXY CARD.

Independence of Directors

In the judgment of the Board, each of the following Directors of the Company meets the standards for independence required by the New York Stock Exchange and the Securities Exchange Act of 1934 (the "Exchange Act"): Robert D. Rosenthal, Stacy S. Dick and Ann R. Leven. The Board made this determination based on (a) the absence of any of the express disqualifying criteria relating to director independence set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and (b) the criteria for independence required of audit committee directors by Section 10A(m)(3) of Exchange Act. As a "controlled company," the Company is exempt from the New York Stock Exchange requirements that listed companies have a majority of independent directors. A "controlled company" is defined by the New York Stock Exchange as a company of which more than 50% of the voting power is held by an individual, group or other company. The Company is a "controlled company" in that more than 50% of the voting stock of the Company, in the aggregate, is owned by certain members of the Leeds family (including Richard Leeds, Robert Leeds and Bruce Leeds, each of whom is an officer and Director of the Company) and certain Leeds' family trusts (collectively, the "Leeds Group"). The members of the Leeds Group have entered into a Stockholders Agreement with respect to certain shares of Company stock they each own. See "Transactions With Related Persons" below.

Meetings of Non-Management Directors

The New York Stock Exchange requires the "non-management directors" of a NYSE-listed company to meet at regularly scheduled executive sessions without management and to disclose in their annual proxy statements (1) the name of the non-management director who is chosen to preside at all regularly-scheduled executive sessions of the non-management members of the board of directors and (2) a method for interested parties to communicate directly with the presiding director or with the non-management directors as a group. The Board's non-management directors meet separately in executive sessions, chaired by the Lead Independent Director (currently Robert D. Rosenthal), at least quarterly.

Interested parties wishing to communicate directly with the Lead Independent Director or the non-management members of the Board as a group should address their inquires by mail sent to the attention of Robert D. Rosenthal, Lead Independent Director, at the Company's principal executive office located at 11 Harbor Park Drive, Port Washington, NY 11050. All communications will be promptly relayed to the appropriate recipient(s).

Corporate Ethics Policy

The Company has adopted a Corporate Ethics Policy that applies to all employees of the Company including the Company's Chief Executive Officer, Chief Financial Officer and Controller, its principal accounting officer. The Corporate Ethics Policy is designed to deter wrongdoing and to promote honest and ethical conduct, compliance with applicable laws and regulations, full and accurate disclosure of information requiring public disclosure and the prompt reporting of Policy violations. The Company's Corporate Ethics Policy is available on the Company's website (www.systemax.com). A copy can also be obtained by writing to Systemax Inc., Attention: Board of Directors (Corporate Governance), 11 Harbor Park Drive, Port Washington, NY 11050.

Stockholder Communications with Directors

Stockholders of the Company who wish to communicate with the Board or any individual Director can write to Systemax Inc., Attention: Investor Relations, 11 Harbor Park Drive, Port Washington, NY 11050. Your letter should indicate that you are a stockholder of the Company. Depending on the subject matter of your inquiry, management will forward the communication to the Director or Directors to whom it is addressed; attempt to handle the inquiry directly, as might be the case if you request information about the Company or it is a stockholder related matter; or not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic. At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to any requesting Director.

Director Attendance at Annual Meetings

The Company expects each Director to attend its Annual Stockholders Meeting, unless he or she has a valid excuse such as illness or a conflict in schedules. The Company usually schedules a separate Board meeting in conjunction with the Stockholders meeting, to elect officers and discuss other Company matters. At last year's annual meeting, held on June 7, 2007, all of the Directors attended the meeting. The Company expects all of its Directors to attend this year's Annual Meeting.

Board Meetings

During the year 2007, the Board of Directors held four meetings, the Audit Committee held eleven meetings, the Compensation Committee held six meetings, the Nominating/Corporate Governance Committee held three meetings and the Executive Committee held no meetings. All of the Directors attended at least 75% of all of the meetings of the Board and the respective committees of the Board of which they were members.

Committees of the Board

The Board of Directors has the following standing committees:

Audit Committee

The Audit Committee is appointed by the Board to assist the Board with oversight of (i) the integrity of the financial statements of the Company, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independence and qualifications of the Company's external auditors, and (iv) the performance of the Company's internal audit function and external auditors. It is the Audit Committee's responsibility to retain or terminate the Company's independent registered public accountants, who audit the Company's financial statements, to prepare the Audit Committee report that the Securities and Exchange Commission requires to be included in the Company's Annual Proxy Statement. (See "Report of the Audit Committee" below.) As part of its activities, the Audit Committee meets with the Company's independent registered public accountants at least annually to review the scope and results of the annual audit and quarterly to discuss the review of the quarterly financial results. In addition, the Audit Committee receives and considers the independent registered public accountants' comments and recommendations as to internal controls, accounting staff, management performance and auditing procedures. The Audit Committee is also responsible for establishing procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls and auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The Board adopted an Audit Committee Charter in June 2000, which was revised in February 2003 and again in August 2006. A copy of the Audit Committee Charter is available on the Company's website, www.systemax.com, or can be obtained by writing to Systemax Inc., Attention: Board of Directors (Corporate Governance), 11 Harbor Park Drive, Port Washington, NY 11050.

The members of the Audit Committee are Stacy S. Dick, Robert D. Rosenthal and Ann R. Leven (Chairperson). All the members of the Audit Committee are non-management directors (i.e. they are neither officers nor employees of the Company). The Committee meets regularly both with and without management participation. As noted above, in the judgment of the Board, each of the members of the Audit Committee meets the standards for independence required by the rules of the Securities and Exchange Commission and New York Stock Exchange. In addition, the Board has determined that each of the members of the Audit Committee is an "audit committee financial expert" as defined by regulations of the Securities and Exchange Commission.

Interested parties wishing to communicate directly with the Chairman of the Audit Committee or the Audit Committee as a group should address their inquires by mail to the attention of the Audit Committee at the

Company's principal executive office located at 11 Harbor Park Drive, Port Washington, NY 11050. All communications will be promptly relayed to the appropriate recipient(s).

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee's responsibilities include, among other things (i) identifying individuals qualified to become Board members and recommending to the Board nominees to stand for election at any meeting of stockholders, (ii) identifying and recommending nominees to fill any vacancy, however created, in the Board, and (iii) developing and recommending to the Board a code of business conduct and ethics and a set of corporate governance principles (including director qualification standards, responsibilities and compensation) and periodically reviewing the code and principles. The current members of the Nominating/Corporate Governance Committee are Robert D. Rosenthal (Chairman), Stacy S. Dick and Ann R. Leven. In nominating candidates to become Board members, the Committee shall take into consideration such factors as it deems appropriate, including the experience, skill, integrity and background of the candidates. The Committee may consider candidates proposed by management or stockholders but is not required to do so. The Committee does not have any formal policy with regard to the consideration of any Director candidates recommended by the security holders or any minimum qualifications or specific procedure for identifying and evaluating nominees for Director as the Board does not believe that such a formalistic approach is necessary or appropriate at this time. Stockholders may propose candidates for Board membership by writing to Systemax Inc., Attention: Nominating/Corporate Governance Committee, 11 Harbor Park Drive, Port Washington, NY 11050 so that the nomination is received by the Company by March 31, 2009 to be considered for the 2009 annual meeting. Nominees proposed by stockholders will receive the same consideration as will other nominees. The Charter for the Nominating/Corporate Governance Committee was amended in August 2006. The Charter for the Nominating/Corporate Governance Committee is available on the Company's website (www.systemax.com) or can be obtained by writing to Systemax Inc., Attention: Board of Directors (Corporate Governance), 11 Harbor Park Drive, Port Washington, NY 11050.

Compensation Committee

The Compensation Committee's responsibility is to review and approve corporate goals relevant to the compensation of the Chief Executive Officer and, after an evaluation of the Chief Executive Officer's performance in light of such goals, to set the compensation of the Chief Executive Officer. The Compensation Committee also approves (a) the annual compensation of the other executive officers of the Company, (b) the annual compensation of certain subsidiary managers, and (c) all individual stock-based incentive grants. The Committee is also responsible for reviewing and making periodic recommendations to the Board with respect to the general compensation, benefits and perquisite policies and practices of the Company including the Company's incentive-based and equity-based compensation plans. The Compensation Committee also prepares an annual report on executive compensation for inclusion in the annual proxy statement. (See "Compensation Committee Report to Stockholders" below.) The charter for the Compensation Committee was amended in August 2006. The current members of the Compensation Committee are Stacy S. Dick (Chairman), Robert D. Rosenthal and Ann R. Leven. The charter for the Compensation Committee is available on the Company's website (www.systemax.com) or can be obtained by writing to Systemax Inc., Attention: Board of Directors (Corporate Governance), 11 Harbor Park Drive, Port Washington, NY 11050.

Executive Committee

The Executive Committee consists of the Chairman of the Board and any Vice Chairman and such other Directors as may be named thereto by the Board. The current members of the Executive Committee are Messrs. Richard Leeds, Robert Leeds, Bruce Leeds and Robert D. Rosenthal, the Lead Independent Director. Among other duties as may be assigned by the Board from time to time, the Executive Committee is authorized to oversee the operations of the Company, supervise the executive officers of the Company, review and make recommendations to the Board regarding the strategic direction of the Company and review and make recommendations to the Board regarding all possible acquisitions or other significant business transactions. The Executive Committee is also authorized to manage the affairs of the Corporation between meetings of the Board; the Committee has all of the powers of the Board not inconsistent with any provisions of the Delaware General Corporation Law, the Company's By-Laws or other resolutions adopted by the Board but does not generally exercise such authority.

Compensation of Directors

The Company's policy is not to pay compensation to Directors who are also employees of the Company or its subsidiaries. Each non-employee Director receives annual compensation as follows: $50,000 per year as base compensation, $5,000 per year for each committee of which such director is a non-chair member, $15,000 per year for each committee chair, and a grant each year of shares of Company stock (restricted for sale for two years) in an amount equal to $25,000 divided by the fair market value of such stock on the date of grant. The Lead Independent Director, currently Robert D. Rosenthal, also receives an additional $10,000 per year. The restricted stock grants were made pursuant to the 2006 Stock Incentive Plan for Non-Employee Directors, which was approved by stockholders at the 2006 Annual Stockholders' Meeting.

DIRECTOR COMPENSATION FOR YEAR ENDED DECEMBER 31, 2007

The following table sets forth compensation on information regarding payments in 2007 to our non-employee Directors:

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (1) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Ann R. Leven	$75,000	$25,000	—	—	—	—	$100,000
Robert D. Rosenthal	$85,000	$25,000	—	—	—	—	$110,000
Stacy S. Dick	$75,000	$25,000	—	—	—	—	$100,000

(1) These columns represent the dollar amount recognized for financial reporting purposes with respect to the 2007 year for the fair value of stock awards and option awards with respect to grants in 2007. Fair values have been determined under SFAS 123R. For the stock awards, fair value was calculated using the closing price of the Shares on the date of grant and multiplying it by the number of shares subject to grant. In accordance with SEC rules, this amount disregards the estimate of forfeitures on service-based awards.

The following table presents the aggregate number of outstanding stock awards and stock option awards held by each of our non-employee Directors on December 31, 2007:

Name:	Stock Awards	Option Awards
Ann R. Leven	2,927	13,000
Robert D. Rosenthal	2,927	11,000
Stacy S. Dick	2,927	19,500

REPORT OF THE AUDIT COMMITTEE*

The Audit Committee of the Board operates under its charter, which was originally adopted by the Board in 2000 and revised in February 2003 and August 2006. Management is responsible for the Company's internal accounting and financial controls, the financial reporting process, the internal audit function and compliance with the Company's policies and legal requirements. The Company's independent registered public accountants are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with standards of the Public Company Accounting Oversight Board (United States) and for issuance of a report thereon; they also perform limited reviews of the Company's unaudited quarterly financial statements.

The Audit Committee's responsibility is to engage the independent registered public accountants, monitor and oversee these accounting, financial and audit processes and report its findings to the full Board. It also investigates matters related to the Company's financial statements and controls as it deems appropriate. In the performance of these oversight functions, the members of the Audit Committee rely upon the information, opinions, reports and statements presented to them by Company management and by the independent registered public accountants, as well as by other experts that the Committee hires.

The Committee reviewed and discussed the audited consolidated financial statements of the Company for the year ended December 31, 2007 with management, who represented that the Company's consolidated financial statements for fiscal 2007 were prepared in accordance with U.S. generally accepted accounting principles. It discussed with Ernst & Young LLP, the Company's independent registered public accountants for fiscal 2007, those matters required to be reviewed pursuant to Statement of Accounting Standards No. 61 ("Communication with Audit Committees"), as amended by Statement of Accounting Standards No. 90 (Audit Committee Communications). The Committee has received from Ernst & Young LLP written independence disclosures and the letter required by Independence Standards Board Standard No. 1 ("Independence Discussions with Audit Committees") and had a discussion with Ernst & Young LLP regarding their independence.

Based on the review of the representations of management, the discussions with management and the independent registered public accountants and the review of the Report of Ernst & Young LLP, Independent Registered Public Accounting Firm, to the Committee, the Audit Committee recommended to the Board that the financial statements of the Company for the year ended December 31, 2007 as audited by Ernst & Young LLP be included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

AUDIT COMMITTEE

Ann R. Leven (Chair)
Stacy S. Dick
Robert D. Rosenthal

* This report shall not be deemed incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent we specifically incorporate this information by reference.

EXECUTIVE OFFICERS

The following table sets forth certain information with respect to the executive officers of the Company as of April 17, 2008.

Name	Age	Office
Richard Leeds	48	Chairman and Chief Executive Officer; Director
Bruce Leeds	52	Vice Chairman; Director
Robert Leeds	52	Vice Chairman; Director
Gilbert Fiorentino	48	President of SYX Services Inc.; Director
Lawrence P. Reinhold	48	Executive Vice President and Chief Financial Officer
Thomas Axmacher	48	Vice President and Controller
Curt S. Rush	54	General Counsel and Secretary

For information on Richard Leeds, Bruce Leeds, Robert Leeds and Gilbert Fiorentino, see page 2.

Lawrence P. Reinhold was appointed Executive Vice President and Chief Financial Officer, the principal financial officer of the Company, effective January 17, 2007. Mr. Reinhold was a business, finance and accounting consultant in 2006. Previously he was Executive Vice President and Chief Financial Officer of Greatbatch, Inc., a publicly traded developer and manufacturer of components used in implantable medical devices from 2002 through 2005; Executive Vice President and Chief Financial Officer of Critical Path, Inc. a publicly traded communications software company in 2001; and a Managing Partner of PricewaterhouseCooopers LLP with responsibility for its Technology, Information, Communications, Media and Entertainment industry practice in the Midwestern United States from 1998 until 2000 (and held other positions at that firm from 1982 until 2000). He received his B.S. degree in Business Administration in 1982 and his M.B.A. in 1987 from San Diego State University and received his Certified Public Accountant license in California in 1984.

Thomas Axmacher was appointed Vice President and Controller of the Company effective October 2, 2006. He was previously Chief Financial Officer of Curative Health Services, Inc., a publicly traded health care company. He held that position from 2001 to 2006. From 1991 to 2001 Mr. Axmacher served as Vice President and Controller of that company. From 1986 to 1991 Mr. Axmacher served as Vice President and Controller of Tempo Instrument Group, an electronics manufacturer. Mr. Axmacher received his B.S. degree in Accounting in 1982 from Albany University and his M.B.A. in 1992 from Long Island University.

Curt S. Rush has been General Counsel and Secretary of the Company since 1996. Prior to joining the Company, Mr. Rush was employed from 1993 to 1996 as Corporate Counsel to Globe Communications Corp. and from 1990 to 1993 as Corporate Counsel to the Image Bank, Inc. Prior to that he was a corporate attorney with the law firms of Shereff, Friedman, Hoffman & Goodman and Schnader, Harrison, Segal & Lewis. Mr. Rush graduated from Hunter College in 1981 with a B.A. degree in Philosophy and graduated with honors from Brooklyn Law School in 1984 where he was Second Circuit Review Editor of the Law Review. He was admitted to the Bar of the State of New York in 1985.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides certain information regarding the beneficial ownership [(1)] of the Shares as of April 17, 2008, the record date for the Annual Meeting, by (i) each of the Directors and officers listed in the summary compensation table, (ii) all current Directors and officers as a group and (iii) each person known to the Company to be the beneficial owner of 5% or more of any class of the Company's voting securities.

Directors and Executive Officers	**Amount and Nature of Beneficial Ownership [(a)]**	**Percent of Class**
Richard Leeds [(2)]	10,494,937	28.6 %
Bruce Leeds [(3)]	8,421,004	23.0 %
Robert Leeds [(4)]	8,421.006	23.0 %
Gilbert Fiorentino [(5)]	1,137,763	3.1 %
Stacy S. Dick [(6)]	22,927	*
Robert D. Rosenthal [(7)]	48,927	*
Ann R. Leven [(8)]	16,927	*
Lawrence P. Reinhold (9)	29,000	*
All current Directors and executive officers of the Company (10 persons)	25,588,120	69.8%
Other Beneficial Owners of 5% or More of the Company's Voting Stock		
None	—	—

(a) Amounts listed below may include shares held in partnerships or trusts that are counted in more than one individual's total.

* less than 1%

(1) As used in this table "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed as of any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days after such date. Any security that any person named above has the right to acquire within 60 days is deemed to be outstanding for purposes of calculating the ownership percentage of such person, but is not deemed to be outstanding for purposes of calculating the ownership percentage of any other person. Unless otherwise stated, each person owns the reported shares directly and has the sole right to vote and determine whether to dispose of such shares.

(2) Includes 3,136,666 shares owned by Mr. Leeds directly, 2,890,769 shares owned by the Richard Leeds 2006 GRAT and 896,155 shares owned by the Richard Leeds 2007 GRAT. Also includes 1,838,583 shares owned by a limited partnership of which Richard Leeds is the general partner, 235,850 shares owned by a limited partnership of which a limited liability company controlled by Mr. Leeds is the general partner, 977,114 shares owned by irrevocable trusts for the benefit of his brothers' children for which Richard Leeds acts as co-trustee and 519,800 shares owned by a limited partnership in which Richard Leeds has an indirect pecuniary interest. Mr. Leeds' mailing address is Richard Leeds, c/o Systemax Inc., 11 Harbor Park Drive, Port Washington, NY 11050.

(3) Includes 3,137,166 shares owned by Mr. Leeds directly, 2,890,769 shares owned by the Bruce Leeds 2006 GRAT and 896,155 shares owned by the Bruce Leeds 2007 GRAT. Also includes 977,114 shares owned by irrevocable trusts for the benefit of his brothers' children for which Bruce Leeds acts as co-trustee and 519,800 shares owned by a limited partnership in which Bruce Leeds has an indirect pecuniary interest. Mr. Leeds' mailing address is Bruce Leeds, c/o Systemax Inc., 11 Harbor Park Drive, Port Washington, NY 11050.

(4) Includes 2,137,168 shares owned by Mr. Leeds directly, 3,666,037 shares owned by the Robert Leeds 2006 GRAT and 1,120,887 shares owned by the Robert Leeds 2007 GRAT. Also includes 977,114 shares owned by irrevocable trusts for the benefit of his brothers' children for which Robert Leeds acts as co-trustee and 519,800 shares owned by a limited partnership in which Robert Leeds has an indirect pecuniary interest. Mr. Leeds' mailing address is Robert Leeds, c/o Systemax Inc., 11 Harbor Park Drive, Port Washington, NY 11050.

(5) Includes options to acquire 320,003 shares that are currently exercisable pursuant to the terms of the Company's 1995 and 1999 Long-Term Stock Incentive Plan.

(6) Includes options to acquire a total of 19,500 shares that are exercisable immediately pursuant to the terms of the Company's 1995 Stock Plan for Non-Employee Directors

(7) Includes options to acquire a total of 11,000 shares that are exercisable immediately pursuant to the terms of the Company's 1995 Stock Plan for Non-Employee Directors.

(8) Includes options to acquire a total of 13,000 shares that are exercisable immediately pursuant to the terms of the Company's 1995 Stock Plan for Non-Employee Directors.

(9) Includes options to acquire 25,000 shares that are currently exercisable pursuant to the terms of the Company's 1999 Long-Term Stock Incentive Plan.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and Directors and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Executive officers, Directors and ten-percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of Section 16(a) forms received by it, or written representations from certain reporting persons, the Company believes its executive officers and Directors complied with all such filing requirements for the year ended December 31, 2007 with the exception of the late filing of a Form 4 by one of its Directors.

TRANSACTIONS WITH RELATED PERSONS

Under the Company's Corporate Ethics Policy, officers, Directors and all employees (collectively the "Company Representatives") are required to avoid conflicts of interest, appearances of conflicts of interest and potential conflicts of interest. A "conflict of interest" occurs when an individual's private interest interferes in any way with the interests of the Company. A conflict situation can arise when a Company Representative takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest also arise when a Company Representative, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Company Representatives cannot allow any consideration such as the receipt of gifts or financial interests in other businesses or personal or family relationships to interfere with the independent exercise of his or her business judgment and work activities to the benefit of the Company. Loans to, or guarantees of obligations of, Company Representatives are prohibited unless permitted by law and authorized by the Board or a Committee designated by the Board. If a Company Representative becomes aware of a potential conflict of interest he or she must communicate such potential conflict of interest to the Company.

The Company's corporate approval policy requires related party transactions (specifically Company agreements, including leases, with "related parties" and sales or purchases of inventory or other Company assets by "related parties") to be approved by the Company's Audit Committee as well as the Company's CEO, CFO and General Counsel.

Leases

The Company has leased its facility in Port Washington, NY since 1988 from Addwin Realty Associates, an entity owned by Richard Leeds, Bruce Leeds and Robert Leeds, Directors of the Company and the Company's three senior officers and principal stockholders. Rent expense under this lease totaled $612,000 for the year ended

December 31, 2007. The Company believes that these payments were no higher than would be paid to an unrelated lessor for comparable space.

Stockholders Agreement

Certain members of the Leeds family (including Richard Leeds, Bruce Leeds and Robert Leeds) and family trusts of Messrs. Leeds entered into a stockholders agreement pursuant to which the parties agreed to vote in favor of the nominees for the Board designated by the holders of a majority of the Shares held by such stockholders at the time of the Company's initial public offering of the Shares. In addition, the agreement prohibits the sale of the Shares without the consent of the holders of a majority of the Shares held by all parties to the agreement, subject to certain exceptions, including sales pursuant to an effective registration statement and sales made in accordance with Rule 144. The agreement also grants certain drag-along rights in the event of the sale of all or a portion of the Shares held by holders of a majority of the Shares. As of December 31, 2007, the parties to the stockholders agreement beneficially owned 24,779,200 Shares subject to such agreement (constituting approximately 69 % of the Shares outstanding).

Pursuant to the stockholders agreement, the Company granted to the parties demand and incidental, or "piggy-back," registration rights with respect to the Shares. The demand registration rights generally provide that the holders of a majority of the Shares may require, subject to certain restrictions regarding timing and number of Shares, that the Company register under the Securities Act all or part of the Shares held by such stockholders. Pursuant to the incidental registration rights, the Company is required to notify such stockholders of any proposed registration of the Shares under the Securities Act and if requested by any such stockholder to include in such registration any number of shares of Shares held by it subject to certain restrictions. The Company has agreed to pay all expenses and indemnify any selling stockholders against certain liabilities, including under the Securities Act, in connection with registrations of Shares pursuant to such agreement.

Related Business

Richard Leeds and Robert Leeds are minority owners of a wholesale business that sells certain products to mass merchant customers. These products are, in some instances, similar to the type of products sold by the Company. The Company believes that the sales volume of competitive products sold by this wholesale business is not significant. In 2007 the Company subleased office space to this business at an annual rent of approximately $34,000. The Company believes this sublease was entered into on an arms-length basis. The Company did not transact any other business with this wholesale business in 2007.

Related Insurance Broker

The son of Bruce Leeds, the Company's Vice Chairman, was an employee/shareholder of a company that was an independent representative of an insurance brokerage firm that handled certain of the Company's insurance matters during 2006 and 2007. This brokerage firm earned approximately $440,000 in commissions from the Company in 2007. The Company believes that its transactions with this insurance brokerage firm were made on an arms-length basis.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives and Philosophy of Our Executive Compensation Programs

The Company's executive compensation programs are designed to achieve a number of important objectives, including attracting and retaining individuals of superior ability and managerial talent, rewarding individual contributions to the achievement of the Company's business objectives, promoting integrity and good corporate governance, and motivating executive officers to manage the Company in a manner that will enhance the Company's growth and financial performance for the benefit our stockholders, customers and other constituencies.

Compensation of the Company's executive officers is determined based primarily upon an evaluation of Company performance as it relates to three general business areas:

- Operational and Financial Performance (utilizing standard metrics such as net sales, operating income, gross margin, earnings per share, working capital, stockholder equity and peer group comparisons);
- Strategic Accomplishments (including growth in the business and in the value of the Company's assets); and
- Corporate Governance and Oversight (encompassing legal and regulatory compliance and adherence to company policies including the timely filing of periodic reports with the SEC, the Sarbanes-Oxley Act, employment and safety laws and regulations and the Company's corporate ethics policy).

In determining the compensation of a particular executive, consideration is given to the specific corporate responsibilities that executive is charged with as they relate to the foregoing business areas.

Elements of Our Executive Compensation Programs

To promote the objectives described above, our executive compensation programs typically consist of the following principal elements:

- Base salary;
- Cash bonuses;
- Stock–based incentives (other than for the Chairman/CEO and the two Vice Chairman of the Company who are considered majority stockholders of the Company); and
- Benefits, perquisites and other compensation.

Base Salary - Salary levels generally are determined based on individual and Company performance as well as a subjective assessment of prevailing levels among the Company's competitors.

Cash Bonuses - In establishing annual bonuses, the Company considers such factors relating to the Company's overall performance and assigns such weight to each such factor as it, in its discretion, deems appropriate. The Company may also consider its assessment of each individual's contribution to the Company's performance. If stockholders approve Proposal 2, the Company will determine cash bonuses to its most highly compensated officers pursuant to the Systemax Executive Incentive Plan.

Stock–Based Incentives - Stock-based incentives, at the present time consisting of (a) stock options granted at 100% of the stock's fair market value on the grant date and/or (b) restricted stock units granted subject to certain performance conditions, constitute the long-term portion of the Company's executive compensation package. Stock options provide an incentive for executives to manage the Company with a view to achieving results which would increase the Company's stock price and, therefore, the return to the Company's stockholders. The number and timing of stock option grants are decided in part based on the Company's subjective assessment of prevailing levels of similar compensation among the Company's competitors. Stock option and restricted stock unit grants must be approved by the Compensation Committee of the Board, or, with respect to grantees who are not officers or directors, by the Compensation Committee's designee. Richard Leeds (Chairman and CEO), Bruce Leeds (Vice Chairman) and Robert Leeds (Vice Chairman) do not receive stock options or other stock–based incentives as part of their compensation. The Messrs. Leeds are members of a family group that together owns more than 60% of the stock of the Company.

Benefits, Perquisites and Other Compensation - The Company provides various employee benefit programs to its executive officers, including medical, dental and life insurance benefits and our 401(k) plan, which includes Company contributions. The Company also provides Company-owned or leased cars or automobile allowances and gasoline cost reimbursement to certain executive officers and other Company managers as well as other benefits generally available to all employees. Certain Company executives also have or are entitled to receive severance payments, relocation allowances and/or change of control payments pursuant to negotiated employment agreements they have with the Company (see below). The Company does not provide to executive officers any (a) pension benefits or (b) deferred compensation under any defined contribution or other plan on a basis that is not tax-qualified.

Role of the Compensation Committee

The Compensation Committee's responsibility is to review and approve corporate goals relevant to the compensation of the Chief Executive Officer and, after an evaluation of the Chief Executive Officer's performance in light of such goals, to set the compensation of the Chief Executive Officer. The Compensation Committee also approves, upon the recommendation of the Chief Executive Officer, (a) the annual compensation of the other executive officers of the Company, (b) the annual compensation of certain subsidiary managers, and (c) all individual stock incentive grants to other executive officers. The Committee is also responsible for reviewing and making periodic recommendations to the Board with respect to the general compensation, benefits and perquisite policies and practices of the Company including the Company's stock-incentive based compensation plans.

Stock Option Grant Practices

In order to avoid any impropriety or even the appearance of any impropriety with respect to the timing of equity grants, the Compensation Committee adopted the following policies in 2007:

1. The Compensation Committee will not, except in unusual circumstances, delegate to the Company officers the authority to grant options to employees. Instead, Company management will present to the Compensation Committee in advance a list of prospective grantees with the specific number of option shares proposed to be granted to each grantee. The Compensation Committee shall then consider and if agreed, in its discretion, approve the list (with or without modification). The grant date of such options shall be the date of the Committee approves the list and the exercise price of such options shall be the NYSE closing price of the Company stock on the grant date.

2. The Compensation Committee will be cognizant of timing the grant of options in relation to the publication of Company earnings releases and other public announcements so as to avoid any perception of "spring-loading" or "bullet-dodging," i.e. granting options just after the release of unfavorable news or before the release of favorable news. Stock option grants will not be made, generally, until after the Company has disclosed, and the market has had an opportunity to react to, material, potentially market-moving, information concerning the Company.

3. In general, employee stock option grants will be made at fixed times each year.

Tax Deductibility Considerations

It is our policy generally to qualify compensation paid to executive officers for deductibility under section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Section 162(m) generally prohibits deducting the compensation of executive officers that exceeds $1,000,000 unless that compensation is based on the satisfaction of objective performance goals. Our stock incentive plans (the 1995 Long-term Stock Incentive Plan, the 1999 Long-term Stock Incentive Plan, as amended, the 1995 Stock Option Plan for Non-Employee Directors and the 2006 Stock Incentive Plan for Non-Employee Directors) are structured to permit awards under such plans to qualify as performance-based compensation and to maximize the tax deductibility of such awards. However, we reserve the discretion to pay compensation to our executive officers that may not be deductible.

Compensation of Executive Officers in 2007

In determining the compensation of the Company's Chief Executive Officer for the year 2007 and approving the annual compensation of the Company's other executive officers, the Committee considered, among other factors, the increase in Company revenues from the prior year (19%), the increase in income from operations from the prior year (54%), the increase in net income from the prior year (54%) and the increase in diluted earnings per Share (51%). The Compensation Committee also considered the timely filing of the Company's annual and quarterly SEC reports for the year 2007 and the attestation report of Ernst & Young, an independent registered public accounting firm, on the effectiveness of the Company's internal control over financial reporting as of December 31, 2007 (a copy of which is included in the Company's Annual Report on From 10-K for the fiscal year ended December 31, 2007).

Compensation Arrangements of Certain Executive Officers

Richard Leeds

Richard Leeds, Chairman and Chief Executive Officer of the Company, has no employment agreement. Mr. Leeds received an annual salary of $442,600 in 2007 and $420,000 in 2006. He received a cash bonus of $600,000 in both 2007 and 2006. Mr. Leeds received $19,843 in other compensation in 2007 and $27,795 in 2006. He received no stock options or other stock-based incentive grants in either 2007 or 2006.

Robert Leeds

Robert Leeds, Vice Chairman of the Company, has no employment agreement. Mr. Leeds received an annual salary of $405,365 in 2007 and $389,881 in 2006. He received a cash bonus of $400,000 in 2007 and $250,000 in 2006. Mr. Leeds received $18,923 in other compensation in 2007 and $21,890 in 2006. Mr. Leeds received no stock options or other stock-based incentive grants in either 2007 or 2006.

Bruce Leeds

Bruce Leeds, the Vice Chairman of the Company has no employment agreement. Mr. Leeds received an annual salary of $405,365 in 2007 and $389,881 in 2006. He received a cash bonus of $400,000 in 2007 and $250,000 in 2006. Mr. Leeds received $21,912 in other compensation in 2007 and $26,061 in 2006. Mr. Leeds received no stock options or other stock-based incentive grants in either 2007 or 2006.

Gilbert Fiorentino

On October 12, 2004, the Company entered into an employment agreement with Gilbert Fiorentino, the President of SYX Services Inc. and a director of the Company. The agreement was effective as of June 1, 2004 and expires on December 31, 2013 unless terminated sooner under the terms of the agreement. The Company may terminate the agreement without cause on 30 days' notice provided certain severance payments are made (see below).

Mr. Fiorentino's compensation consists of a base salary at the initial annual rate of $400,000 (which is increased by five percent per year subject to certain Company earnings requirements) and a performance bonus of $250,000 per year (similarly increasing annually) provided that he meets certain performance criteria previously established from time to time by the Executive Committee of the Board of Systemax. He is also eligible for an additional bonus, in the discretion of the Board. In 2007 Mr. Fiorentino received $456,484 in annual salary and a cash bonus of $1,983,000. In 2006 Mr. Fiorentino received $453,923 in annual salary and a cash bonus of $950,000. He received $624,916 in other compensation in 2007 (including a $600,000 dividend equivalent payment) and $37,709 in other compensation in 2006. His cash bonus in 2007 was determined based on the increase in 2007 in the operating income (EBITDA) of the Technology Products segment of the Company as compared with 2006. Mr. Fiorentino received no stock options or other stock based incentive grants in 2007. In 2006 he was granted an option to purchase 166,667 shares of Company stock pursuant to his employment agreement.

Under the terms of his employment agreement, Mr. Fiorentino is entitled to a special bonus of 0.85% of the total proceeds of a "qualified" change of control transaction upon the first occurrence of a change of control meeting certain conditions. Additional benefits include medical benefits, life insurance, an automobile and vacation. The Company has also agreed to make certain "gross up" payments if other payments to Mr. Fiorentino are deemed by the IRS to be subject to excise tax.

The vesting schedule of previously granted options was accelerated as follows: Mr. Fiorentino's option to purchase 350,000 shares of Company stock, granted on February 28, 2003, at an exercise price of $1.76 per Share and his option to purchase 50,000 shares of Company stock, granted on April 1, 2003, at an exercise price of $1.95 per Share both now vest at 20% per year with the first 20% vesting on October 12, 2004 (the date of execution of the employment agreement). Mr. Fiorentino also was granted new options under the Company's 1999 Long Term Stock Incentive Plan for 166,667 shares, and the agreement obligated the Company to issue additional options on 166,667 shares in each of August 2005 and 2006, at the then-fair market value. Options vest in five annual cumulative installments of 20% each.

Mr. Fiorentino also was granted, pursuant to a restricted stock unit agreement (the form of which is part of his employment agreement), 1,000,000 restricted stock units under the 1999 Long Term Stock Incentive Plan conditioned on stock holder approval and the satisfaction of certain performance conditions based on the earnings before interest, taxes, depreciation and amortization in fiscal 2004 or fiscal 2005. Such restricted stock units vested in accordance with the following schedule: 200,000 on May 31, 2005 and 100,000 on April 1, 2006 and each April thereafter, until April 1, 2015. The restricted stock units do not reflect actual issued Shares; Shares are distributed within 30 days after a "Distribution Event". A Distribution Event is defined as the earliest of the date that Mr. Fiorentino is no longer employed by the Company, the date of a change of control (as defined) or January 1, 2006 for the units that vest in 2005 or the date on which any subsequent units vest for units that vest after 2005. If the Company pays dividends or makes other distributions during the term of the restricted stock agreement, however, Mr. Fiorentino has the right to receive equivalent payments under certain circumstances, but shares of Company stock shall only be distributed when there is a Distribution Event.

If Mr. Fiorentino is terminated by the Company without cause (as defined in Mr. Fiorentino's employment agreement), under most circumstances he would become vested in at least half of the restricted stock units that were awarded to him (or all of such units under certain circumstances if a "Qualified Change of Control" as, defined in the agreement, had occurred), subject to the Company's right to redeem such units.

Mr. Fiorentino is subject to a two-year non-competition covenant following termination of employment, although such period can be shortened to one year or lengthened to three years by the Company in the event of a Termination Without Cause (as defined). The Company is obligated to continue the employee's salary and certain other benefits for such non-competition period after an early termination by (a) the Company other than for cause or (b) the employee for "Good Reason" (as defined) or after the expiration of the agreement at its scheduled termination date. In the event of a Termination Without Cause by the Company or a termination by the employee for Good Reason, certain unvested restricted stock units generally vest and certain options may vest. In certain instances the Company has the right to redeem vested restricted stock units at fair market value.

Lawrence P. Reinhold

Lawrence P. Reinhold was appointed Executive Vice President and Chief Financial Officer effective January 17, 2007. The Company entered into an employment agreement with Mr. Reinhold. The agreement provides for a minimum base salary of $400,000 (which may be increased in the discretion of the Company) and a bonus (which the agreement states is expected to be at least equal to 50% of the base salary) assuming Mr. Reinhold meets certain performance objectives (including the Company's financial performance objectives) established for him by the Company. He is entitled to receive four weeks vacation, a relocation allowance, a car allowance of up to $1,200 per month or a company-leased car, and an option to purchase 100,000 Shares pursuant to the Company's 1999 Long Term Stock Incentive Plan (vesting in four equal annual installments commencing on the first anniversary of the grant).

The agreement is terminable upon death or total disability, by the Company for "cause" (as defined) or without cause, or by the employee voluntarily for any reason or for "good reason" (as defined). In the event of termination for death, disability, cause or voluntary termination by Mr. Reinhold, the Company will owe no further payments other than as applicable under disability or medical plans, any accrued but unused vacation time (up to four weeks) and, in the event of termination for disability or death, the pro rata portion of any bonus which would otherwise be paid. If Mr. Reinhold resigns for good reason or if the Company terminates him for any reason other than disability, death or cause, he shall also receive severance payments equal to 12 months' base salary (or 24 months' base salary if termination is within 60 days prior to or one year following a "change of control," as defined), one year's base salary bonus based on his average annual bonus for the prior two years (unless he was employed for less than two years in which case he will receive a prorated bonus) and a reimbursement of costs for COBRA insurance coverage in addition to the payments paid for other terminations. The employment agreement includes customary nondisclosure and intellectual property rights provisions and non-compete/non-solicit provisions effective for one year following termination. In 2007 Mr. Reinhold received $380,385 in annual salary, a cash bonus of $325,000, a stock option grant of 100,000 shares of Company stock pursuant to his employment agreement and $20,921 in other compensation.

Compensation Committee Report to Stockholders*

The Compensation Committee of the Board has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, which appears in this proxy statement, with the management of Systemax. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in Systemax's proxy statement on Schedule 14A.

COMPENSATION COMMITTEE

Stacy S. Dick
Robert D. Rosenthal
Ann R. Leven

Compensation Committee Interlocks and Insider Participation

The members of the Company's Compensation Committee for fiscal year 2007 were Ann R. Leven, Robert D. Rosenthal and Stacy S. Dick. The Company employs no member of the Compensation Committee. No Director of the Company served during the last completed fiscal year as an executive officer of any entity whose compensation committee (or other comparable committee, or the Board, as appropriate) included an officer of the Company. There are no "interlocks" as defined by the Securities and Exchange Commission.

* This report shall not be deemed incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent we specifically incorporate this information by reference.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation earned by the Chief Executive Officer ("CEO", our principal executive officer), Chief Financial Officer ("CFO", our principal financial officer), and the three most highly compensated officers other than the CEO and CFO (collectively the "Named Executive Officers") for the years ended December 31, 2006 and 2007:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Richard Leeds *Chairman and Chief Executive Officer (Principal Executive Officer)*	2006	$420,000	$600,000	-	-	-	-	$27,795 (2)	$1,047,795
	2007	$442,600	$600,000	-	-	-	-	$19,843 (2)	$1,062,443
Lawrence P. Reinhold *Executive Vice President and Chief Financial Officer (Principal Financial Officer)*	2006	-	-	-	-	-	-	-	-
	2007	$380,385	$325,000	-	$714,073	-	-	$20,921 (3)	$1,440,379
Bruce Leeds *Vice Chairman*	2006	$389,881	$250,000	-	-	-	-	$26,061 (4)	$665,942
	2007	$405,365	$400,000	-	-	-	-	$21,912 (4)	$827,277
Robert Leeds *Vice Chairman*	2006	$389,881	$250,000	-	-	-	-	$21,890 (5)	$661,771
	2007	$405,365	$400,000	-	-	-	-	$18,923 (5)	$824,288
Gilbert Fiorentino *President of SYX Services Inc.*	2006	$453,923	$950,000	-	$917,438	-	-	$37,709 (6)	$2,359,070
	2007	$456,484	$1,983,000	-		-	-	$624,916 (6)	$3,064,400

(1) This column represents the dollar amount recognized for financial statement purposes with respect to the 2006 and 2007 fiscal years for the fair value of stock options granted in 2006 as well as in prior years in accordance with SFAS 123R. As per SEC rules relating to executive compensation disclosure, the amounts shown exclude the impact of forfeitures related to service based vesting conditions. These amounts were calculated using the Black-Scholes option-pricing model.

(2) Includes $22,599 in auto-related expenses in 2006 and $19,843 in 2007. In 2006 also includes certain medical insurance and other employee benefits not generally available to employees.

(3) Includes $17,546 in auto-related expenses. Also includes Company 401K contributions.

(4) Includes $20,865 in auto-related expenses in 2006 and $21,912 in 2007. In 2006 also includes certain medical insurance and other employee benefits not generally available to employees.

(5) Includes $16,694 in auto-related expenses in 2006 and $18,923 in 2007. In 2006 also includes certain medical insurance and other employee benefits not generally available to employees.

(6) In 2007 includes $600,000 in a dividend equivalent payment. Includes $22,635 in auto-related expense in 2006 and $21,541 in 2007. Also includes Company 401K contributions and in 2006 certain medical insurance and other employee benefits not generally available to employees.

GRANTS OF PLAN-BASED AWARDS IN 2007

The following table shows information regarding grants of non-equity incentive plan awards and grants of equity awards that the Company made during the fiscal year ended December 31, 2007 to each of the Named Executive Officers receiving such awards:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[1]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Lawrence P. Reinhold	1/17/2007								100,000	$20.15	$1,446,307

(1) This column represents the fair value of the stock option on the granted dated determined in accordance with the provisions of SFAS 123R. As per SEC rules relating to executive compensation disclosure, the amounts shown exclude the impact of forfeitures related to service based vesting conditions. These amounts were calculated using the Black-Scholes option-pricing model.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2007

The following table shows information regarding grants of stock options and grants of unvested stock awards outstanding on the last day of the fiscal year ended December 31, 2007, including both awards subject to performance conditions and non-performance based awards, to each of the Named Executive Officers holding such awards:

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Lawrence P. Reinhold		100,000 (1)		$20.15	1/17/17				
Gilbert Fiorentino	20,000 (1)			$7.31	10/25/09				
	50,833 (1)			$1.95	2/15/11				
	50,833 (1)			$3.05	5/31/12				
	280,000 (2)	70,000 (2)		$1.76	2/28/13				
	40,000 (2)	10,000 (2)		$1.95	4/1/13				
	133,334 (3)	33,333 (3)		$5.65	10/11/14				
	100,001 (3)	66,666 (3)		$6.80	3/22/16				
	66,667 (3)	100,000 (3)		$8.06	8/25/16				
						600,000	$10,770,000		

(1) Options vested 25% per year over four years from date of grant.

(2) Options vested 20% over five years from date of grant.

(3) Granted pursuant to Mr. Fiorentino's employment contract (see page 14). Options vest 20% per year over five years from date of grant.

OPTION EXERCISES AND STOCK VESTED IN 2007

The following table shows information regarding exercise of options to purchase Systemax common stock and vesting of stock awards by each of the Named Executive Officers whose options were exercised or awards vested during the fiscal year ended December 31, 2007:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercised (#)	Value Realized on Exercised ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
(a)	(b)	(c)	(d)	(e)
Gilbert Fiorentino			300,000	$5,363,000

(1) Value realized is based upon the closing price of the company's stock on the exercise or vesting date.

If employment of any of our named officers is terminated without cause (as defined in the executive's employment agreement) in a situation not involving a change in control, the chart below sets forth the severance payments that would have been made based on a hypothetical termination date of December 31, 2007 and using the closing price of our stock on the last trading date before that date. These amounts are estimates and the actual amounts to be paid can only be determined at the time of the termination of the officer's employment.

Termination of Employment Without Change In Control

Name	Cash Compensation (Salary) ($)	Value of Accelerated Vesting of Stock Awards ($)	Medical and Other Benefits ($)	Total ($)
Richard Leeds	--	--	--	--
Bruce Leeds	--	--	--	--
Robert Leeds	--	--	--	--
Gilbert Fiorentino	$912,968(1)	$2,870,324(2)	$34,800(3)	$3,818,092
Lawrence P. Reinhold	$400,000(4)	--	--	$400,000

Upon a change in control, the chart below sets forth the change in control payments that would have been made based on a hypothetical change of control date of December 31, 2007 and using the closing price of our stock on the last trading date before that date. These amounts are estimates and the actual amounts to be paid can only be determined at the time of the change of control.

Change In Control Payments

Name	Cash Compensation ($)	Value of Accelerated Vesting of Stock Awards ($)	Medical and Other Benefits ($)	Total ($)
Richard Leeds	--	--	--	--
Bruce Leeds	--	--	--	--
Robert Leeds	--	--	--	--
Gilbert Fiorentino	$912,968 (1) (5)	$13,030,324(6)	$34,800(7)	$13,978,092 (8)
Lawrence P. Reinhold	$800,000(9)	--	$34,800	$834,800

(1) Represents 2 years' salary. Additional bonus payment may also be due.

(2) Represents accelerated vesting of 100,000 restricted stock units and options to purchase 66,666 shares of Company stock.

(3) Represents 2 years' medical and other benefits.

(4) Represents 1 year's salary.

(5) Upon a "Qualifying Change of Control" as defined in his employment agreement, Mr. Fiorentino would also receive 0.85% of "Qualifying Value" of "Qualifying Change of Control" transaction as defined in his employment agreement.

(6) Represents accelerated vesting of 600,000 restricted stock units and options to purchase 66,666 shares of Company stock.

(7) Upon a change in control, Mr. Fiorentino may be subject to certain excise taxes under Section 280G of the Code. The Company has agreed to reimburse Mr. Fiorentino for those excise taxes as well as for any income and excise taxes payable by the officers as a result of any such reimbursement capped at $6 million in the aggregate.

(8) Total additional amounts for (a) bonus, (b) change of control payment as described in footnote (5), and (c) reimbursement of excise taxes as described in footnote (7) may also be due.

(9) Represents 2 years' salary.

APPROVAL OF THE EXECUTIVE INCENTIVE PLAN
Item 2 on Proxy Card

The Compensation Committee has determined that the adoption of an executive incentive plan (the "Systemax Executive Incentive Plan") will assist the Company in providing competitive incentive opportunities to executive officers of the Company who can significantly influence the Company's performance and improve its ability to attract and motivate its management team. In this regard, subject to stockholder approval of this proposal, executive officers of the Company will be eligible to receive an annual cash bonus, not to exceed 500% of their base salary, based on the Company's achievement of certain annual performance–based goals.

The Board proposes that stockholders approve the Executive Incentive Plan, so that if established goals and targets are met, certain payments that would be made under this plan to the Company's most highly compensated officers may be deductible by the Company for federal income tax purposes.

Generally, Section 162(m) of the Code does not permit publicly held companies like the Company to deduct compensation paid to certain executive officers to the extent it exceeds $1 million per officer in any year. However, a performance–based compensation plan that is approved by stockholders at least once every five years generally will not be subject to this deduction limit. So long as the Company complies with these and other requirements set forth in Section 162(m) of the Code, all amounts paid to executive officers under the plan will qualify for a federal tax deduction by the Company.

The Systemax Executive Incentive Bonus Plan is set forth below:

Systemax Executive Incentive Plan

- The purpose of the Systemax Executive Incentive Plan is to promote the achievement of the Company's business objectives by providing cash bonus awards to those executive officers who can significantly impact the Company's performance towards those objectives. Further, the Executive Incentive Plan enhances the Company's ability to attract, develop and motivate individuals as members of a talented management team. As described herein, the cash bonus awards made under the Executive Incentive Plan may recognize Company, business unit, team and/or individual performance. The number of Company executives who are eligible to participate in the Executive Incentive Plan is currently seven.
- If the Executive Incentive Plan is approved, the Compensation Committee will administer the plan, and may amend the plan. This committee is composed entirely of independent directors of the Company, as defined under Section 162(m) of the Code.
- Cash bonus awards made under the Systemax Executive Incentive Plan will be subject to a participant achieving one or more performance goals established by the Compensation Committee. The performance goals may be based on the overall performance of the Company, and also may recognize business unit, team and/or individual performance. No payment will be made under the Executive Incentive Plan unless the Compensation Committee certifies that at least the minimum objective performance measures have been met.
- Performance goals will be determined based primarily upon three general business areas:

  1) Operational and Financial Performance (utilizing standard metrics such as net sales, operating income, gross margin, earnings per share, working capital, stockholder equity and peer group comparisons);

  2) Strategic Accomplishments (including growth in the business and in the value of the Company's assets); and

  3) Corporate Governance and Oversight (encompassing legal and regulatory compliance and adherence to company policies including the timely filing of periodic reports with the SEC, the Sarbanes-Oxley Act, employment and safety laws and regulations and the Company's corporate ethics policy).

  In determining the compensation of a particular executive, consideration is given to the specific corporate responsibilities that executive is charged with as they relate to the foregoing business areas.

- The Compensation Committee would have the discretion to reduce the amount payable to, or to determine that no amount will be paid to, a participant.
- The amount of any cash bonus award will vary based on the level of actual performance. The amount of any award for a given year is determined for each participant by multiplying the individual participant's actual base salary in effect at the end of that year by a target percentage (from 0% to 500%), related to the attainment of one or more performance goals, determined by the Compensation Committee. The maximum amount payable under the Executive Incentive Plan to any participant for any fiscal year of the Company is $5 million. In the event that an award contains more than one performance goal, participants in the plan will be entitled to receive the portion of the target percentage allocated to the performance goal achieved. In the event that the Company does not achieve at least the minimum performance goals established, no award payment will be made.

- The actual amount of future payments under the Executive Incentive Plan will be based on the Company's future performance as it relates to the three aforementioned general business areas, the applicable future performance goals for a particular executive and the target percentages to be established by the Compensation Committee.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF THE EXECUTIVE INCENTIVE PLAN, WHICH IS DESIGNATED AS PROPOSAL NO. 2 ON THE ENCLOSED PROXY CARD.

APPROVAL OF AMENDMENTS TO THE COMPANY'S 1999 LONG-TERM STOCK INCENTIVE PLAN
Item 3 on Proxy Card

The Company's Board of Directors is recommending that the Company's 1999 Long Term Stock Incentive Plan (the "Plan") be amended to (a) increase the number of Shares with respect to which awards may be granted under the Plan to a total of 7,500,000 million Shares and (b) extend the expiration date of the Plan to December 31, 2010. Stockholder approval is being sought in order to qualify options granted under the plan for incentive compensation treatment under Section 162(m) of the Code. A copy of the Plan as amended is attached as Exhibit A to this proxy statement.

The following is a summary of the principal provisions of the Plan as amended.

Purpose

The purposes of the Plan are to promote the interests of the Company and its stockholders by: (i) attracting and retaining exceptional executive officers and other key employees, including consultants and advisors to the Company and its affiliates; (ii) motivating such employees, consultants and advisors by means of performance-related incentives to achieve longer-ranger performance goals; and (iii) enabling such employees, consultants and advisors to participate in the long-term growth and financial success of the Company.

Shares Available Under the Plan

The maximum number of Shares that may be the subject of awards under the Plan as amended will be 7,500,000 Shares. Currently the maximum number is 5,000,000 Shares. As of April 17, 2008, options to purchase 1,426,787 Shares were outstanding under the Plan. No other type of award has been granted under the Plan. The weighted-average exercise price of outstanding options previously granted under the Plan is $11.43 The number of Shares remaining available for future issuance under the Plan is 2,249,614 excluding the Shares that are the subject of this Plan amendment and 4,749,614 including the Shares that are the subject of this Plan amendment. The maximum number of Shares that may be the subject of awards granted to any person during any calendar year cannot exceed 1,500,000 Shares per type of awards and 3,000,000 Shares in total. Such number of Shares is subject to adjustment resulting from stock dividends, split-ups, conversions, exchanges, reclassifications, or other substitutions of securities for the Shares. Any Shares underlying what are called Substitute Awards (awards granted in assumption of, or in substitution for, outstanding awards previously granted by a company acquired by the Company or with which the Company combines) under the Plan shall not, except in the case of Shares with respect to which substitute are granted to employees who are officers or directors of the Company for purposes of Section 16 of the Exchange Act or any successor section thereto, be counted against the Shares available for awards under the Plan.

Shares subject to options granted under the Plan as of April 17, 2008 were as follows:

NAME AND POSITION	NUMBER OF UNITS
Richard Leeds, Chairman and CEO	0
Bruce Leeds, Vice Chm. and Pres.	0
Robert Leeds, Vice Chm. and Pres.	0
Executive Group	977,917
Non-Executive Director Group	0
Non-Executive Officer Employee Group	448,870

On April 17, 2008, the closing price of the Shares, as reported on the New York Stock Exchange, was $13.30.

If any option under the Plan shall expire or terminate without having been exercised in full or if any award should be forfeited or settled for cash or is otherwise terminated or cancelled without the delivery of Shares, the unpurchased, forfeited or cancelled Shares may again be made subject to awards under the plan; *provided, however,* that with respect to any options or stock appreciation rights granted to any individual who is a "covered employee" as defined in Section 162(m) of the Code and the regulations thereunder that is canceled or as to which the exercise price or grant price is reduced, the number of Shares subject to such options or stock appreciation rights shall continue to count against the maximum number of Shares which may be the subject of options and stock appreciation rights granted to such covered employee and such maximum number of Shares shall be determined in accordance with Section 162(m) of the Code and regulations promulgated thereunder. Shares delivered under the Plan will be made available, at the discretion of the Compensation Committee, either from authorized but unissued Shares or from previously issued Shares reacquired by the Company, including Shares purchased on the open market.

Administration

The Plan is administered by the Compensation Committee which is appointed by the Board and consists of not less than two members of the Board who are "Non-Employee Directors" within the meaning of Rule 16b-3(d)(3) (as it may be amended from time to time) promulgated by the SEC under the Exchange Act and "outside directors" within the meaning of Section 162(m) of the Code. Under the Plan, however, options granted to members of the Board who are not also employees must be granted by action of the full Board and options granted to consultants can be granted by action of either the Compensation Committee or the full Board, as applicable. The Board may remove any member of the Compensation Committee at any time, with or without cause. Options are granted in the discretion of the Compensation Committee or the Board. For the balance of this description, references to the Compensation Committee shall be deemed to refer to the Board in the case of options granted by the Board to directors or consultants.

Types of Awards to be Granted

The Compensation Committee may grant under the Plan only "non-qualified stock options", i.e. options that are not considered "incentive options" under Section 422 of the Code. The Compensation Committee may also grant other stock-based awards, including stock appreciation rights, restricted stock and restricted stock units, performance awards and other stock-based awards.

Eligibility and Conditions of Grant

Persons eligible to receive awards under the Plan are such employees and directors of, and consultants and advisors to, the Company and its subsidiaries as the Compensation Committee may select in its sole discretion.

The number of Shares or options to be awarded to any individual under the Plan and the term, the exercise price and the vesting schedule thereof is determined by the Compensation Committee in its sole discretion (based upon the Compensation Committee's determination as to the contribution or anticipated contribution of the individual to the success of the Company). Options and all rights thereunder are non-transferable and non-assignable by the holder, except to the extent that the estate of a deceased holder of an option may be permitted to exercise such option or as otherwise allowed by the Compensation Committee in certain instances.

Exercise of Options

Options shall be exercisable at such rate and times as are fixed by the Compensation Committee for each option. Notwithstanding the foregoing, all or any part of any remaining unexercised options granted to any person under the Plan may be exercised (a) immediately upon (but prior to the expiration of the term of the option) the holder's retirement from the Company on or after his or her 65th birthday, (b) subject to the provisions of the Plan concerning termination of employment, upon the disability (to the extent and in a manner as shall be determined by the Compensation Committee in its sole discretion) or death of the holder, (c) upon the occurrence of such special circumstances or event as in the opinion of the Compensation Committee merits special consideration or (d) with a few exceptions, if while the holder is employed by, or serving as a director of or consultant to, the Company there occurs the acquisition by a person or entity, or a group of persons or entities acting in conjunction, of 20% or more of the issued and outstanding Shares having ordinary voting power, or a sale, lease, transfer or other disposition of all or substantially all of the assets of the Company, or a merger or consolidation of the Company into or with any other company which results in the acquisition of the Company by a non-affiliated entity, or any other event which would similarly constitute an acquisition of the Company by a non-affiliated entity.

Payment for and Issuance of Shares

Payment for the Shares purchased pursuant to the exercise of an option shall be made in full at the time of the exercise by the use of one of the following methods: (a) paid in cash or its equivalent; (b) if and to the extent permitted by the Compensation Committee, by exchanging Shares owned by the optionee (which are not the subject of any pledge or other security interest); or (c) by a combination of (a) and (b), provided that the combined value of all cash and cash equivalents and the fair market value of any such Shares so tendered to the Company as of the date of such tender is at least equal to such option exercise price. The Plan contains standard provisions to assure that any exercise of an option or the issuance of Shares will comply with applicable securities and income tax withholding laws.

In the event that any participant delivers Shares in payment of the exercise price of any option, the Compensation Committee shall have the authority to grant or provide for the automatic grant of a restoration option to such participant. The grant of a restoration option shall be subject to the satisfaction of such conditions or criteria as the Compensation Committee in its sole discretion shall establish from time to time. A restoration option shall entitle the holder thereof to purchase a number of Shares equal to the number of such Shares so delivered upon exercise of the original option. A restoration option shall have a per Share exercise price of not less than 100% of the per Share market value on the date of grant of such restoration option, a term no longer than the remaining term of the original option at the time of exercise thereof, and such other terms and conditions as the Compensation Committee in its sole discretion shall determine.

Amendment and Termination of the Plan

The Board may at any time amend, suspend or discontinue the Plan except that no amendment to the Plan can increase the number of Shares for which options may be granted under the Plan or to any individual in any calendar year (except pursuant to the adjustment provisions described above) or change the class of persons to whom options may be granted without stockholder approval, or permit the granting of options after December 31, 2010 (except with respect to restoration options with regard to options that themselves survive beyond 2010). In addition, no amendment can alter the terms and conditions of any option granted prior to the amendment, unless the holder consents to such amendment.

Section 162(m) of the Code

Under Section 162(m) of the Code, publicly-held companies generally may not deduct compensation that exceeds $1 million to any proxy-named executive officer with respect to the taxable year. Compensation which is performance-based (as defined in Section 162(m) and regulations thereunder), however, is not counted as subject to the deductibility limitations of Section 162(m). Options granted under the Plan are intended to qualify as performance-based under Section 162(m) and related regulations.

Vote Required for Approval

Shareholder approval of the amendment to increase the number of Shares eligible for grant under the Plan is required pursuant to the Code (as it relates to incentive stock options and to Section 162(m)). Future amendments to the Plan will also require stockholder approval pursuant to the rules of the New York Stock Exchange.

Approval of the amendments will require the affirmative vote of the holders of a majority of the votes cast on this issue. There are no rights of appraisal or dissenter's rights as a result of a vote on this issue.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE TO APPROVE THE COMPANY'S 1999 LONG-TERM STOCK INCENTIVE PLAN AS AMENDED, WHICH IS DESIGNATED AS PROPOSAL NO. 3 ON THE ENCLOSED PROXY CARD.

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
Item 4 on Proxy Card

Action is to be taken at the Annual Meeting to ratify the selection of Ernst & Young LLP as independent registered public accountants for the Company for the fiscal year ended December 31, 2008.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting and to be available to respond to appropriate questions. They will have an opportunity to make a statement if they so desire.

Principal Accounting Fees and Services

The following are the fees billed by Ernst & Young LLP for services rendered during the fiscal years ended December 31, 2006 and 2007:

<u>Audit and Audit-related Fees</u>

Ernst & Young billed the Company $3,450,745 for professional services rendered for the audit of the Company's annual consolidated financial statements and its internal control over financial reporting for the fiscal year ended December 31, 2007 and its reviews of the interim financial statements included in the Company's Forms 10-Q for that fiscal year and $2,160,982 for professional services rendered for the audit of the Company's annual consolidated financial statements for the fiscal year ended December 31, 2006 and its interim reviews of the financial statements included in the Company's Forms 10-Q for that fiscal year.

<u>Tax Fees</u>

Tax fees included services for international tax compliance, planning and advice. Ernst &Young LLP billed the Company for professional services rendered for tax compliance, planning and advice in 2007 an aggregate of $22,500. Ernst & Young LLP provided no tax related services to the Company in 2006.

<u>All Other Fees</u>

No other fees were billed by Ernst & Young LLP for the years ended December 31, 2006 and 2007.

The Audit Committee is responsible for approving every engagement of the Company's independent registered public accountants to perform audit or non-audit services on behalf of the Company or any of its subsidiaries before such accountants can be engaged to provide those services. The Audit Committee of the Board has reviewed the services provided to the Company by Ernst & Young LLP and believes that the non-audit/review services it has provided are compatible with maintaining the auditor's independence.

Stockholder ratification of the selection of Ernst & Young LLP as the Company's independent registered public accountants is not required by the Company's By-Laws or other applicable legal requirement. However, the Board is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to continue to retain that firm. Even if the selection is ratified, the Audit Committee at its discretion may direct the appointment of different independent registered public accountants at any time during the year or thereafter if it determines that such a change would be in the best interests of the Company and its stockholders.

Vote Required for Approval

Ratification of the selection of Ernst & Young LLP as the Company's independent registered public accountants will require the affirmative vote of the holders of a majority of the Shares present in person or by proxy and entitled to vote on the issue. There are no rights of appraisal or dissenter's rights as a result of a vote on this issue.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR FISCAL 2008, WHICH IS DESIGNATED AS PROPOSAL NO. 4 ON THE ENCLOSED PROXY CARD.

ADDITIONAL MATTERS

Solicitation of Proxies

The cost of soliciting proxies for the Annual Meeting will be borne by the Company. In addition to solicitation by mail, solicitations may also be made by personal interview, fax and telephone. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to send proxies and proxy material to their principals, and the Company will reimburse them for expenses in so doing. Consistent with the Company's confidential voting procedure, Directors, officers and other regular employees of the Company, as yet undesignated, may also request the return of proxies by telephone or fax, or in person.

Annual Report

The Annual Report of the Company for the year ended December 31, 2007 will be first mailed to all stockholders with this proxy statement.

Stockholder Proposals

Stockholder proposals intended to be presented at the Annual Meeting, including proposals for the nomination of Directors, must be received by March 31, 2009, to be considered for the 2009 annual meeting pursuant to Rule 14a-8 under the Exchange Act. Stockholders proposals should be mailed to Systemax Inc., Attention: Investor Relations, 11 Harbor Park Drive, Port Washington, NY 11050.

Other Matters

The Board does not know of any matter other than those described in this proxy statement that will be presented for action at the meeting. If other matters properly come before the meeting, the persons named as proxies intend to vote the Shares they represent in accordance with their judgment.

A COPY OF THE COMPANY'S FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007 IS INCLUDED AS PART OF THE COMPANY'S ANNUAL REPORT PROVIDED WITH THIS PROXY STATEMENT. AN ADDITIONAL COPY MAY BE OBTAINED WITHOUT CHARGE UPON WRITTEN

REQUEST. Such request should be sent to: SYSTEMAX INC., 11 Harbor Park Drive, Port Washington, New York 11050, Attention: Investor Relations or via email to investinfo@systemax.com.

Available Information

The Company maintains an internet web site at www.systemax.com. The Company files reports with the Securities and Exchange Commission and makes available free of charge on or through this web site its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, including all amendments to those reports. These are available as soon as is reasonably practicable after they are filed with the SEC. All reports mentioned above are also available from the SEC's web site (www.sec.gov). The information on the Company's web site or any report the Company files with, or furnishes to, the SEC is not part of this proxy statement.

The Board has adopted the following corporate governance documents (the "Corporate Governance Documents"):

- Corporate Ethics Policy for officers, Directors and employees;
- Charter for the Audit Committee of the Board;
- Charter for the Compensation Committee of the Board;
- Charter for the Nominating/Corporate Governance Committee of the Board; and
- Corporate Governance Guidelines and Principles.

In accordance with the corporate governance rules of the New York Stock Exchange, each of the Corporate Governance Documents is available on the Company's Company web site (www.systemax.com) or can be obtained by writing to Systemax Inc., Attention: Board of Directors (Corporate Governance), 11 Harbor Park Drive, Port Washington, NY 11050.

Exhibit A

SYSTEMAX INC.

1999 Long-Term Stock Incentive Plan
(As Amended Effective June 12, 2008)

SECTION 1. Purpose. The purposes of this Systemax Inc. 1999 Long Term Stock Incentive Plan are to promote the interests of Systemax Inc. and its stockholders by (i) attracting and retaining exceptional executive personnel and other key employees, including consultants and advisors to the Company and its Affiliates, as defined below; (ii) motivating such employees, consultants and advisors by means of performance-related incentives to achieve longer-ranger performance goals; and (iii) enabling such employees, consultants and advisors to participate in the long-term growth and financial success of the Company.

SECTION 2. Definitions. As used in the plan, the following terms shall have the meanings set forth below:

"Affiliate" shall mean (i) any entity that, directly or indirectly, is controlled by the Company and (ii) any entity in which the Company has significant equity interest, in either case as determined by the Committee.

"Award" shall mean any Option, Stock Appreciation Right, Restricted Stock Award, Performance Award, Performance Award or other Stock-Based Award.

"Award Agreement" shall mean any written agreement, contract, or other instrument or document evidencing any Award, which may, but need not, be executed or acknowledged by a Participant.

"Board" shall mean the Board of Directors of the Company.

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

"Committee" shall mean a committee of the Board designated by the Board to administer the Plan and composed of not less than two directors, each of whom, to the extent necessary to comply with Rule 16b-3 and to the extent that such persons are available, is a "Non-Employee Director" within the meaning of Rule 16b-3 and, to the extent that such persons are available, each of whom is an "outside director" within the meaning of Section 162 (m) of the Code.

"Company" shall mean Systemax Inc., together with any successor thereto.

"Employee" shall mean (i) an employee of the Company or of any affiliate and (ii) an individual providing consulting or advisory services to the Company or any Affiliate as an independent contractor.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"Fair Market Value" shall mean the fair market value of the property or other item being valued, as determined by the Committee in its sole discretion.

"Incentive Stock Option" shall mean a right to purchase Shares that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

"Non-Qualified Stock Option" shall mean a right to purchase Shares from the Company that is granted under Section 6 of the Plan and that is not intended to be an Incentive Stock Option.

"Option" shall mean a Non-Qualified Stock Option and shall include a Restoration Option.

"Other Stock-Based Award" shall mean any right granted under Section 10 of the Plan.

"Participant" shall mean any Employee selected by the Committee to receive an Award under the Plan.

"Performance Award" shall mean any right granted under Section 9 of the Plan.

"Person" shall mean any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization, government or political subdivision thereof or other entity.

"Plan" shall mean this Systemax 1999 Long-Term Stock Incentive Plan.

"Restoration Option" shall mean an Option granted pursuant to Section 6(e) of the Plan.

"Restricted Stock" shall mean any Share granted under Section 8 of the Plan.

"Restricted Stock Unit" shall mean any united granted under Section 8 of the Plan.

"Rule 16b-3" shall mean Rule 16b-3 as promulgated and interpreted by the SEC under the Exchange Act, or any successor rule or regulation thereto as in effect from time to time.

"SEC" shall mean the Securities and Exchange Commission or any successor thereto and shall include the Staff thereof.

"Shares" shall mean the common stock of the Company, $0.01 par value, or such other securities of the Company as may be designated by the Committee from time to time.

"Stock Appreciation Right" shall mean any right granted under Section 7 of the Plan.

"Substitute Awards" shall mean Awards granted in assumption of, or in substitution for, outstanding awards previously granted by a company acquired by the Company or with which the Company combines.

SECTION 3. Administration. (a) The Plan shall be administered by the Committee. Subject to the terms of the Plan and applicable law, and in addition to other express powers and authorizations conferred on the Committee by the Plan, the Committee shall have full power and authority to (i) designate Participants; (ii) determine the type or types of Awards to be granted to an eligible Employee; (iii) determine the number of Shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, other Awards or other property, or cancelled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, cancelled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances cash, Shares, other securities, other Awards, other property, and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the holder thereof or of the Committee; (vii) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan; (viii) establish, amend, suspend or waive rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (ix) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(b) Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive, and binding upon all Persons, including the Company, and Affiliate, and Participant, any holder or beneficiary of any Award, any shareholder and any Employee.

SECTION 4. Shares Available for Awards.

(a) Shares Available. Subject to adjustment as provided in Section 4(b), the number of Shares with respect to which Awards maybe granted under the Plan shall be 7,500,000. The maximum number of Shares which may be the subject of Options, Stock Appreciation Rights, Restricted Stock and Restricted Stock Units granted to any individual during any calendar year shall not exceed 1,500,000 Shares per type of Award and 3,000,000 Shares in total. If, after the effective date of the Plan any Shares covered by an Award granted under the Plan, or to which such an Award relates, are forfeited, or if an Award is settled for cash or otherwise terminates or is cancelled without the delivery of Shares, the Shares covered by such Award, or to which such Award relates, or the number of Shares otherwise counted against the aggregate number of Shares with respect to which Awards may be granted, to the extent of any such settlement, forfeiture, termination or cancellation, shall again be, or shall become, Shares with respect to which Awards granted; provided, however, that with respect to any Options or Stock Appreciation Rights granted to any individual who is a "covered employee" as defined in Section 162(m) of the Code and the regulations thereunder that is canceled or as to which the exercise price or grant price is reduced, the number of Shares subject to such Options or Stock Appreciation Rights shall continue to count against the maximum number of Shares which may be the subject of Options and Stock Appreciation Rights granted to such covered employee and such maximum number of Shares shall be determined in accordance with Section 162(m) of the Code and regulations promulgated thereunder. In the event that any Option or other Award granted hereunder is exercised through the delivery of Shares, the number of Shares available for Awards under the Plan shall be increased by the number of Shares surrendered, to the extent permissible under Rule 16b-3.

(b) Adjustments. In the event that the Committee determines that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event affects the Shares such that an adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number of Shares or other securities of the Company (or number and kinds of other securities of the property) with respect to which Awards may be granted, (ii) the number of Shares of other securities of the Company (or number and kinds of other securities or property) subject to outstanding awards, and (iii) the grant or exercise price with respect to any Award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award.

(c) Substitute Awards. Any Shares underlying Substitute Awards shall not, except in the case of Shares with respect to which substitute are granted to Employees who are officers or directors of the Company for purposes of Section 16 of the Exchange Act or any successor section thereto, be counted against the Shares available for Awards under the Plan.

(d) Sources of Shares Deliverable Under Awards. Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued and unissued Shares or of treasury Shares.

SECTION 5. Eligibility. Any Employee, including any officer or director of the Company, shall be eligible to be designated a participant.

SECTION 6. Stock Options.

(a) Grant. Subject to the provisions of the Plan, the Committee shall have sole and complete authority to determine the Employees to whom Options shall be granted, the number of Shares to be covered by each Option. The option price therefor and the conditions and limitations applicable to the exercise of the Option. The Committee shall have the authority to grant Non-Qualified Stock Options. The Committee shall not have the authority to grant Incentive Stock Options under the Plan.

(b) Exercise Price. The Committee in it sole discretion shall establish the exercise price at the time each option is granted.

(c) Exercise. Each Option shall be exercisable at such times and subject to such terms and conditions as the Committee may, in its sole discretion, specify in the applicable Award Agreement or thereafter. The Committee may impose such conditions with respect to the exercise of Options, including without limitation, any relating to the application of federal or state securities laws, as it may deem necessary or advisable.

(d) Payment. No Shares shall be delivered pursuant to any exercise of an Option until full payment in full of the Option price thereof is received by the Company. Such payment may be made in cash, or its equivalent, or, if and to what extent permitted by the Committee, by exchanging Shares owner by the optionee (which are not the subject of any pledge or other security interest), or by a combination of the foregoing, provided that the combined value of all cash and cash equivalents and the Fair Market Value of any such Shares so tendered to the Company as of the date of such tender is at least equal to such Option price.

(e) Restoration Options. In the event that any Participant delivers Shares in payment of the exercise price of any Option granted hereunder in accordance with Section 6(d), the Committee shall have the authority to grant or provide for the automatic grant of a Restoration Option to such Participant. The Grant of a Restoration Option shall be subject to the satisfaction of such conditions or criteria as the Committee in its sole discretion shall establish from time to time. A Restoration Option shall entitle the holder therof to purchase a number of Shares equal to the number of such Shares so delivered upon exercise of the original Option. A Restoration Option shall have a per share exercise price of not less than 100% of the per Share Market Value on the date of grant of such Restoration Option, a term no longer than the remaining term of the original option at the time of exercise thereof, and such other terms and conditions as the Committee in its sole discretion shall determine.

Section 7. Stock Appreciation Rights.

(a) Grant. Subject to the provisions of the Plan, the Committee shall have sole and complete authority to determine the Employees to whom Stock Appreciation Rights shall be granted, the number of Shares to be covered by each Stock Appreciation Right Award, the grant price thereof and the conditions and limitations applicable to the exercise thereof. Stock Appreciation Rights may be granted in tandem with another Award, in addition to another Award, or freestanding and unrelated to another Award. Stock Appreciation Rights granted in tandem with or in addition to an Award may be granted either at the same time as the Award or at a later time. Stock Appreciation Rights shall not be exercisable earlier than six months after grant.

(b) Exercise and Payment. A Stock Appreciation Right shall entitle the Participant to receive an amount equal to the excess of the Fair Market Value of a Share on the date of exercise of the Stock Appreciation Right over the grant price thereof. The Committee shall determine whether a Stock Appreciation Right shall be settled in cash, Shares or a combination of cash and Shares.

(c) Other Terms and Conditions. Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine, at or after the grant of a Stock Appreciation Right, the term, methods of exercise, methods and form of settlement, and any other terms and conditions of any Stock Appreciation Right. Any such determination by the Committee may be changed by the Committee from time to time and may govern the exercise of Stock Appreciation Rights granted or exercised thereafter. The Committee may impose such conditions or restrictions on the exercise of any Stock Appreciation Right as it shall deem appropriate.

SECTION 8. Restricted Stock and Restricted Stock Units.

(a) Grant. Subject to the provisions of the Plan, the Committee shall have sole and complete authority to determine the Employees to whom Shares of Restricted Stock and Restricted Stock Units shall be granted, the number of Shares of Restricted Stock and/or the number of Restricted Stock units to be granted to each Participant, the duration of the period during which, and the conditions under which, the Restricted Stock and Restricted Stock Units may be forfeited to the Company, and the other terms and conditions of such Awards.

(b) Transfer restrictions. Shares of Restricted Stock and Restricted Stock Units may not be sold, assigned, transferred, pledged or otherwise encumbered, except, in the Case of Restricted Stock, as provided in the plan or the applicable Award agreements. Certificates issues in respect of Shares of Restricted Stock shall be registered in the name of the Participant and deposited by such Participant, together with a stock power endorsed in the blank with the company. Upon the lapse of the restrictions applicable to such Shares of Restricted Stock, the Company shall deliver such certificates to the Participant or the Participant's legal representative.

(c) Payment. Each Restricted Stock Unit shall have a value equal to the Fair Market Value of a Share. Restricted Stock Units shall be paid in cash, other securities or other property, as determined in the sole discretion of the Committee. Dividends paid on any Shares of Restricted Stock may be directly to the Participant, or may be reinvested in additional Shares of Restricted Stock or in additional Restricted Stock Units, as determined by the Committee in its sole discretion.

(d) Objective Performance Goals, Formulae or Standards. If the grant of Restricted Stock or Restricted Stock Units, or the lapse of restrictions or vesting, is based on the attainment of one or more objective performance goals intended to comply with Section 162(m) of the Code, then the Committee shall establish the performance goals and the applicable vesting percentage of the Restricted Stock or Restricted Stock Units applicable to each Participant or class of Participants in writing prior to the beginning of the applicable fiscal year or at such later date as otherwise determined by the Committee, but in any event within three months after the beginning of the applicable fiscal year and while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding (or adjusting for) changes in accounting methods, corporate transactions (including, without limitation, dispositions and acquisitions) and other similar events or circumstances. With regard to Restricted Stock or Restricted Stock Units that are intended to comply with Section 162(m) of the Code, to the extent any such provision would create impermissible discretion under Section 162(m) of the Code or otherwise violate Section 162(m) of the Code, such provision shall be of no force or effect. The applicable performance goals shall be based on one or more of the following performance criteria: Share price, earnings (including but not limited to EBITDA), earnings per Share, sales, return on equity, or expenses. Prior to the lapse of restrictions or vesting of Restricted Stock or Restricted Stock Units which are based on one or more of the performance goals hereunder, the Committee shall certify in writing (which may be by approved minutes) that the applicable performance goals were in fact satisfied.

Section 9. Performance Awards.

(a) Grant. The Committee shall have sole and complete authority to determine Employees who shall receive a "Performance Award", which shall consist of a right which is (i) denominated in cash or Shares, (ii) valued, as determined by the Committee, in accordance with the achievement of such performance goals during such performance periods as the Committee shall establish, and (iii) payable at such time and in such form as the Committee shall determine.

(b) Terms and Conditions. Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award and the amount and kind of any payment of transfer to be made pursuant to any Performance Award.

(c) Payment of Performance Awards. Performance Awards may be paid in a lump sum or in installments following the close of the performance period or, in accordance with procedures established by the Committee, on a deferred basis.

SECTION 10. Other Stock-Based Awards.

(a) General. The Committee shall have authority to grant to eligible Employees an "Other Stock-Based Award", which shall consist of any right which is (i) not an Award described in Sections 6 through 9 above and (ii) an Award of Shares or an Award denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares), as deemed by the Committee to be consistent with the purposes of the Plan; provided that any such rights must comply, to the extent deemed desirable by the Committee, with Rule 16b-3 and applicable law. Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine the terms and conditions of any such Other Stock-Based Award. Except in the case of an Other Stock-Based Award that is a Substitute Award, the price at which securities may be purchased pursuant to any Other Stock Based Award granted under this plan or the provision, if any, of any such Award that is analogous to the purchase of exercise price, shall not be less than 100% of the Fair Market Value of the securities which such an Award relates on the date of grant.

(b) Dividend Equivalents. In the sole and complete discretion of the Committee, an Award, whether made as an Other Stock-Based Award under this Section 10 or as an Award granted pursuant to Sections 6 through 9 hereof, may provide the Participant with dividend equivalents, payable in cash, Shares, other securities or other property on a current or deferred basis.

Section 11. Amendment and Termination.

(a) Amendments to the Plan. The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided that no such amendment, alteration, suspension, discontinuation or termination shall be made without shareholder approval if such approval is necessary to comply with any mandatory tax or regulatory requirement, including for these purposes any approval requirement which is a prerequisite for exemptive relief from Section 16(b) of the Exchange Act. Notwithstanding anything to the contrary herein, the Committee may amend the Plan in such manner as may be necessary so as to have the Plan conform with the local rules and regulations in any jurisdiction outside the United States.

(b)Amendments to Awards. The Committee may waive any conditions or rights under, amend any terms of, or alter, suspend discontinue, cancel or terminate, any Award theretofore granted, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would impair the rights of any Participant or any holder or beneficiary of an Award theretofore granted shall not to that extent be effective with the consent of the affected Participant, holder or beneficiary.

(c) Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events. The Committee is hereby authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4(b) hereof) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or of the changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

(d) Cancellation. Any provision of this Plan or any Award Agreement to the contrary notwithstanding, the Committee may cause an Award granted hereunder to be cancelled in consideration of a cash payment or alternative Award made to the holder of such cancelled Award equal in value to the Fair Market Value of such cancelled Award.

Section 12. General Provisions.

(a) Nontransferability.

(i) Each Award, and each right under any Award, shall be exercisable only by the Participant during a Participant's lifetime, if permissible under applicable law, by the Participant's guardian or legal representative or by a transferee receiving such Award pursuant to a qualified domestic relations order ("QDRO"), as determined by the Committee.

(ii) No Award that constitutes a "derivative security", for purposes of Section 16 of the Exchange Act may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant otherwise than by will or by the laws of descent and distribution or pursuant to QDRO, and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or an Affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(b) No Rights to Awards. No Employee, Participant, or other Person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Employees, Participants, or holders or beneficiaries of Awards. The terms and conditions of Awards need not be same with respect to each recipient.

(c) Share Certificates. All certificates for Shares or other securities of the Company or any Affiliate delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the plan or the rules, regulations, and other requirements of the Securities and Exchange Commission, and stock exchange upon which such Shares or other securities are then listed, and any applicable Federal or state laws, and the Committee may cause a legend or legends to be put on any certificates to make appropriate references to such restrictions.

(d) Delegation. Subject to the terms of the Plan and applicable law, the Committee may delegate to one or more officers or managers of the Company or any Affiliate, or to a committee of such officers or managers, the authority, subject to such terms and limitations as the Committee shall determine, to grant Awards to, or to cancel, modify or waive rights with respect to, or to alter, discontinue, suspend, or terminate Awards held by, Employees who are not officers or directors of the Company for purposes of section 16 of the Exchange Act, or any successor section thereto, or who are otherwise not subject to such section and who are not "covered employees" under Section 162(m) of the Code or would become covered under such Section.

(e) Withholding. Any participant may be required to pay the Company or any Affiliate and the Company or any Affiliate shall have the right and is hereby authorized to withhold from any Award, from any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to a Participant the amount (in cash, Shares, other securities, other Awards or other property) of any applicable withholding taxes in respect of an Award, its exercise, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the company to satisfy all obligations for the payment of such taxes. The Committee may provide for additional cash payments to holders of Awards to help defray or offset any tax arising from the grant, vesting, exercise or payments of any Award.

(f) Award Agreements. Each Award hereunder shall be evidenced by an Award Agreement which shall be delivered to the Participant and shall specify the terms and conditions of the Award and any rules applicable thereto, including but not limited to the effect on such Award of the death, retirement or other termination of employment of a Participant and the effect, if any, of a change in control of the Company.

(g) No Limit in Other Compensation Arrangements. Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing on effect other compensation arrangements, which may, but need not, provide for the grant of options, Restricted Stocks, Shares and other types of Awards provided for hereunder (subject to shareholder approval if such approval is required), and such arrangements may either be generally applicable or applicable only in specific cases.

(h) No Right to Employment. The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of the Company or any Affiliate. Further, the company or Affiliate may at any time dismiss a Participant from employment, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement.

(i) No Rights as Stockholder. Subject to the provisions of the applicable Award, no Participant or holder or beneficiary of any Award shall have any rights as a stockholder with respect to any Shares to be distributed under the Plan until he or she has become the holder of such Shares. Notwithstanding the foregoing, in connection with each grant of Restricted Stock hereunder, the applicable Award shall specify if and to what extent the Participant shall not be entitled to the rights of a stockholder in respect of Restricted Stock.

(j) Governing Law. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan and any Award Agreement shall be determined in accordance with the laws of the State of Delaware.

(k) Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under and law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or Award, such provision shall be stricken as to such jurisdiction, Person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(l) Other Laws. The Committee may refuse to issue or transfer any Shares or other consideration under an Award if, acting in its sole discretion, it determines that the issuance or transfer of such Shares or such consideration might violate any applicable law or regulation or entitle the Company to recover the same under Section 16(b) of the Exchange Act, and any payment tendered to the Company by a Participant, other holder or beneficiary in connection with the exercise of such Award shall be promptly refunded to the relevant Participant, holder or beneficiary. Without limiting the generality of the foregoing, no Award granted hereunder shall be construed as an offer to sell securities of the Company, and no such offer shall be outstanding, unless and until the Committee in its sole discretion has determined that any such offer, if made, would be in compliance with all applicable requirements of the U.S. federal securities laws.

(m) No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

(n) No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be cancelled, terminated, or otherwise eliminated.

(o) Headings. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

SECTION 13. Term of the Plan.

(a) Effective Date. The Plan shall be effective as of the date of its approval by the directors of the Company.

(b) Expiration Date. No Award shall be granted under the Plan after December 31, 2010; provided that the authority for grant of Restoration Options hereunder in accordance with Section 6(e) shall continue, subject to the provisions of Section 4, as long as any option granted hereunder remains outstanding. Unless otherwise expressly provided in the Plan or an applicable Award Agreement, any Award granted hereunder may, and the authority of the Board or the Committee to amend, alter, adjust, suspend, discontinue, or terminate any such Award or to waive any conditions or rights under any such Award shall continue after December 31, 2010.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number:

1-13792

Systemax Inc.

(Exact name of registrant as specified in its charter)

Delaware	**11-3262067**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Harbor Park Drive
Port Washington, New York 11050
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: (516) 608-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $ .01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best knowledge of the registrant, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer [ ]	Accelerated Filer [X]
Non Accelerated Filer [ ] (Do not check if smaller reporting company)	Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes [ ] No [X]

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2007, which is the last business day of the registrant's most recently completed second fiscal quarter, was approximately $175,722,268. For purposes of this computation, all executive officers and directors of the Registrant and all parties to the Stockholders Agreement dated as of June 15, 1995 have been deemed to be affiliates. Such determination should not be deemed to be an admission that such persons are, in fact, affiliates of the Registrant.

The number of shares outstanding of the registrant's common stock as of February 29, 2008 was 36,102,783 shares.

Documents incorporated by reference: Portions of the Proxy Statement of Systemax Inc. relating to the 2007 annual meeting of stockholders are incorporated by reference in Part III hereof.

The Company was incorporated in Delaware in 1995. Certain predecessor businesses which now constitute part of the Company have been in business since 1955. Our headquarters office is located at 11 Harbor Park Drive, Port Washington, New York.

Recent Developments

On January 5, 2008 the Company entered into an asset purchase agreement with CompUSA Inc. Under the agreement the Company acquired CompUSA's e-commerce business and 16 of its retail leases and related fixtures for consideration of approximately $30.4 million. This acquisition accelerates the Company's planned expansion into the retail market place and when consummated in early 2008 will give the Company approximately 26 retail storefronts operating in North America and Puerto Rico.

Effective the fourth quarter of 2007, the Company changed its fiscal year end from a calendar year ending on December 31 to a fiscal year ending at midnight on the Saturday closest to December 31. Fiscal years will typically include 52 weeks, but every few years will include 53 weeks which was the case in 2005. Fiscal 2007 ended on December 29 and included 52 business weeks. For clarity of presentation herein, all fiscal years are referred to as if they ended on December 31. The fiscal year will be divided into four fiscal quarters that each end at midnight on a Saturday. Fiscal quarters will typically include 13 weeks, but the fourth quarter will include 14 weeks in a 53 week fiscal year. For clarity of presentation herein, all fiscal quarters are referred to as if they ended on the traditional calendar month. The effect of the change in year end in 2007 was de minimis.

Products

We offer more than 100,000 brand name and private label products. We endeavor to expand and keep current the breadth of our product offerings in order to fulfill the increasingly wide range of product needs of our customers.

Our computer sales are primarily offerings of brand name original equipment manufacturers, as well as our own Systemax and Ultra brands. Computer supplies and consumer electronics related products include supplies such as laser printer toner cartridges and ink jet printer cartridges; media such as flash memory, recordable disks and magnetic tape cartridges; peripherals such as hard disks, CD-ROM and DVD drives, printers and scanners; memory upgrades; data communication and networking equipment; monitors; digital cameras; plasma and LCD TVs; MP3 and DVD players; PDAs; and packaged software.

We assemble our Systemax and Ultra brand PCs in our 297,000 square foot, ISO-9001-certified facility in Fletcher, Ohio. We purchase components and subassemblies from suppliers in the United States as well as overseas. Certain parts and components for our PCs are obtained from a limited group of suppliers. We also utilize licensed technology and computer software in the assembly of our PCs. For a discussion of risks associated with these licenses and suppliers, see Item 1A, "Risk Factors."

Our industrial products include storage equipment such as wire and metal shelving, bins and lockers; light material handling equipment such as hand carts, pallet jacks and hand trucks; ladders, furniture, small office machines and related supplies; and consumable industrial products such as first aid items, safety items, protective clothing and OSHA compliance items.

We began to market our PCS ProfitCenter Software™ suite of business applications in 2004. PCS ProfitCenter Software™ is a web-based application which is delivered as an on-demand service over the internet. The product helps companies automate and manage their entire customer life-cycle across multiple sales channels (internet, call centers, outside salespersons, etc.). We have recognized less than $1 million in revenues for this service to date.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
or
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission File Number:
1-13792

Systemax Inc.

(Exact name of registrant as specified in its charter)

Delaware	**11-3262067**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Harbor Park Drive
Port Washington, New York 11050
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: (516) 608-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $ .01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best knowledge of the registrant, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer [ ]	Accelerated Filer [X]
Non Accelerated Filer [ ] (Do not check if smaller reporting company)	Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes [ ] No [X]

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2007, which is the last business day of the registrant's most recently completed second fiscal quarter, was approximately $175,722,268. For purposes of this computation, all executive officers and directors of the Registrant and all parties to the Stockholders Agreement dated as of June 15, 1995 have been deemed to be affiliates. Such determination should not be deemed to be an admission that such persons are, in fact, affiliates of the Registrant.

The number of shares outstanding of the registrant's common stock as of February 29, 2008 was 36,102,783 shares.

Documents incorporated by reference: Portions of the Proxy Statement of Systemax Inc. relating to the 2007 annual meeting of stockholders are incorporated by reference in Part III hereof.

TABLE OF CONTENTS

PART I

Unless otherwise indicated, all references herein to Systemax Inc. (sometimes referred to as "Systemax," the "Company" or "we") include its subsidiaries.

Forward Looking Statements

This report contains forward looking statements within the meaning of that term in the Private Securities Litigation Reform Act of 1995 (Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Additional written or oral forward looking statements may be made by the Company from time to time in filings with the Securities and Exchange Commission or otherwise. Statements contained in this report that are not historical facts are forward looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward looking statements may include, but are not limited to, projections of revenue, income or loss and capital expenditures, statements regarding future operations, financing needs, compliance with financial covenants in loan agreements, plans for acquisition or sale of assets or businesses and consolidation of operations of newly acquired businesses, and plans relating to products or services of the Company, assessments of materiality, predictions of future events and the effects of pending and possible litigation, as well as assumptions relating to the foregoing. In addition, when used in this discussion, the words "anticipates," "believes," "estimates," "expects," "intends," and "plans" and variations thereof and similar expressions are intended to identify forward looking statements.

Forward looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified based on current expectations. Consequently, future events and results could differ materially from those set forth in, contemplated by, or underlying the forward looking statements contained in this report. Statements in this report, particularly in "Item 1. Business," "Item 1A. Risk Factors," "Item 3. Legal Proceedings," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Notes to Consolidated Financial Statements describe certain factors, among others, that could contribute to or cause such differences.

Item 1. Business.

General

Systemax is primarily a direct marketer of brand name and private label products. Our operations are organized in three reportable business segments – Technology Products, Industrial Products and Hosted Software. Our Technology Products segment sells computers, computer supplies and consumer electronics which are marketed in North America and Western Europe. Most of these products are manufactured by other companies. We assemble our own personal computers ("PCs") and sell them under the trademarks *Systemax*™ and *Ultra*™. We also sell certain computer-related products manufactured for us to our own design under the trademark *Ultra*™. Technology Products accounted for 92% of our net sales in 2007. Our Industrial Products segment sells a wide array of material handling equipment, storage equipment and consumable industrial items which are marketed in North America. Most of these products are manufactured by other companies. Some products are manufactured for us to our own design and marketed under the trademarks *Global*™, *GlobalIndustrial.com*™ and *Nexel*™. Industrial products accounted for 8% of our net sales in 2007. In both of these segments we offer our customers a broad selection of products, prompt order fulfillment and extensive customer service. Our Hosted Software segment, which became a reportable segment in 2006, participates in the emerging market for on-demand, web-based business software applications through the marketing of our PCS ProfitCenter Software™ application. See Note 11 to the consolidated financial statements included in Item 15 of this Form 10-K for additional financial information about our business segments as well as information about our geographic operations.

The Company was incorporated in Delaware in 1995. Certain predecessor businesses which now constitute part of the Company have been in business since 1955. Our headquarters office is located at 11 Harbor Park Drive, Port Washington, New York.

Recent Developments

On January 5, 2008 the Company entered into an asset purchase agreement with CompUSA Inc. Under the agreement the Company acquired CompUSA's e-commerce business and 16 of its retail leases and related fixtures for consideration of approximately $30.4 million. This acquisition accelerates the Company's planned expansion into the retail market place and when consummated in early 2008 will give the Company approximately 26 retail storefronts operating in North America and Puerto Rico.

Effective the fourth quarter of 2007, the Company changed its fiscal year end from a calendar year ending on December 31 to a fiscal year ending at midnight on the Saturday closest to December 31. Fiscal years will typically include 52 weeks, but every few years will include 53 weeks which was the case in 2005. Fiscal 2007 ended on December 29 and included 52 business weeks. For clarity of presentation herein, all fiscal years are referred to as if they ended on December 31. The fiscal year will be divided into four fiscal quarters that each end at midnight on a Saturday. Fiscal quarters will typically include 13 weeks, but the fourth quarter will include 14 weeks in a 53 week fiscal year. For clarity of presentation herein, all fiscal quarters are referred to as if they ended on the traditional calendar month. The effect of the change in year end in 2007 was de minimis.

Products

We offer more than 100,000 brand name and private label products. We endeavor to expand and keep current the breadth of our product offerings in order to fulfill the increasingly wide range of product needs of our customers.

Our computer sales are primarily offerings of brand name original equipment manufacturers, as well as our own Systemax and Ultra brands. Computer supplies and consumer electronics related products include supplies such as laser printer toner cartridges and ink jet printer cartridges; media such as flash memory, recordable disks and magnetic tape cartridges; peripherals such as hard disks, CD-ROM and DVD drives, printers and scanners; memory upgrades; data communication and networking equipment; monitors; digital cameras; plasma and LCD TVs; MP3 and DVD players; PDAs; and packaged software.

We assemble our Systemax and Ultra brand PCs in our 297,000 square foot, ISO-9001-certified facility in Fletcher, Ohio. We purchase components and subassemblies from suppliers in the United States as well as overseas. Certain parts and components for our PCs are obtained from a limited group of suppliers. We also utilize licensed technology and computer software in the assembly of our PCs. For a discussion of risks associated with these licenses and suppliers, see Item 1A, "Risk Factors."

Our industrial products include storage equipment such as wire and metal shelving, bins and lockers; light material handling equipment such as hand carts, pallet jacks and hand trucks; ladders, furniture, small office machines and related supplies; and consumable industrial products such as first aid items, safety items, protective clothing and OSHA compliance items.

We began to market our PCS ProfitCenter Software™ suite of business applications in 2004. PCS ProfitCenter Software™ is a web-based application which is delivered as an on-demand service over the internet. The product helps companies automate and manage their entire customer life-cycle across multiple sales channels (internet, call centers, outside salespersons, etc.). We have recognized less than $1 million in revenues for this service to date.

Sales and Marketing

We market our products to both business customers and individual consumers. Our business customers include for-profit businesses, educational organizations and government entities. We have developed numerous proprietary customer and prospect databases. We consider our business customers to include the various individuals who work within an organization rather than just the business itself.

We have established a multi-pronged system of direct marketing to business customers, consisting primarily of relationship marketers, catalog mailings and proprietary internet websites, the combination of which is designed to maximize sales. Our relationship marketers focus their efforts on our business customers by establishing a personal relationship between such customers and a Systemax account manager. The goal of the relationship marketing sales force is to increase the purchasing productivity of current customers and to actively solicit newly targeted prospects to become customers. With access to the records we maintain of historical purchasing patterns, our relationship marketers are prompted with product suggestions to expand customer order values. In the United States, we also have the ability to provide such customers with electronic data interchange ("EDI") ordering and customized billing services, customer savings reports and stocking of specialty items specifically requested by these customers. Our relationship marketers' efforts are supported by frequent catalog mailings and e-mail campaigns, both of which are designed to generate inbound telephone sales, and our interactive websites, which allow customers to purchase products directly over the Internet. We believe that the integration of our multiple marketing methods enables us to more thoroughly penetrate our business, educational and government customer base. We believe increased internet exposure leads to more internet-related sales and also generates more inbound telephone sales; just as we believe catalog mailings and email campaigns which feature our websites results in greater internet-related sales.

Our growth in net sales continues to be supported by strong growth in sales to individual consumers, particularly through e-commerce means. To reach our consumer audience, we use online methods such as website campaigns, banner ads and e-mail campaigns. We are able to monitor and evaluate the results of our various advertising campaigns to enable us to execute them in the most cost-effective manner. As part of our marketing strategy we advertise manufacturers' mail-in-rebates on many products we sell and, in some cases, offer our own rebates. We combine our use of e-commerce initiatives with catalog mailings, which generate calls to inbound sales representatives. These sales representatives use our information systems to fulfill orders and explore additional customer product needs. Sales to consumers are generally fulfilled from our own stock, requiring us to carry more inventory than we would for our business customers. We also periodically take advantage of attractive product pricing by making opportunistic bulk inventory purchases with the objective of turning them quickly into sales. We have also successfully increased our sales to individual consumers by using retail outlet stores. As of December 31, 2007 we had eleven such retail locations open in North America and four in Europe, with several new retail locations under construction. With the CompUSA acquisition, the Company will add approximately 16 retail outlets in 2008, bringing total retail outlets to approximately 26 in North America and Puerto Rico. The Company expects to selectively add to its North America retail network in the remainder of 2008.

E-commerce

The worldwide growth in active internet users has made e-commerce a significant opportunity for sales growth. In 2007, we had approximately $915 million in internet-related sales, an increase of $96 million, or 12%, from 2006. E-commerce sales represented approximately 33% of total revenue in 2007, compared to approximately 35% in 2006. The increase in our internet-related sales enables us to leverage our advertising spending, allowing us to reduce our printed catalog costs while maintaining customer contact.

We currently operate multiple e-commerce sites, including www.tigerdirect.com, www.compusa.com, www.compusagoved.com, www.compusabusiness.com, www.misco.co.uk, www.globalindustrial.com, www.tigerdirect.ca, www.misco.de, www.misco.fr, www.infotelusa.com, www.misco.nl, www.globalcomputer.com, www.misco.it, www.misco.es, www.globalgoved.com, www.misco.se and www.systemaxpc.com, and we continually upgrade the capabilities and performance of these web sites. Our internet sites feature on-line catalogs of thousands of products, allowing us to offer a wider variety of computer and industrial products than our printed catalogs. Our customers have around-the-clock, on-line access to purchase products and we have the ability to create targeted promotions for our customers' interests. Many of our internet sites also permit customers to purchase "build to order" PCs configured to their own specifications.

In addition to our own e-commerce web sites, we have partnering agreements with several of the largest internet shopping and search engine providers who feature our products on their web sites or provide "click-throughs" from their sites directly to ours. These arrangements allow us to expand our customer base at an economical cost.

Catalogs

We currently produce a total of 18 full-line and targeted specialty catalogs in North America and Europe under distinct titles. Our portfolio of catalogs includes such established brand names as *TigerDirect.com™, Global Computer Supplies™, TigerDirect.ca™, Misco®, HCS Misco™, Global Industrial™, ArrowStar™ and 06™.* Full-line computer product catalogs offer products such as PCs, notebooks, peripherals, computer components, magnetic media, data communication, networking and power protection equipment, ergonomic accessories, furniture and software. Full-line industrial product catalogs offer products such as material handling products and industrial supplies. Specialty catalogs contain more focused product offerings and are targeted to individuals most likely to purchase from such catalogs. We mail catalogs to both businesses and consumers. In the case of business mailings, we mail our catalogs to many individuals at a single business location, providing us with multiple points-of-entry. Our in-house staff designs all of our catalogs. In-house catalog design helps reduce overall catalog expense and shortens catalog production time. This allows us the flexibility to alter our product offerings and pricing and to refine our catalog formats more quickly. Our catalogs are printed by third parties under fixed pricing arrangements. The commonality of certain core pages of our catalogs also allows for economies of scale in catalog production.

As noted above, the increase in our internet-related sales allowed us to reduce the distribution of our catalogs to 57 million in 2007, which was 3.4% fewer than in the prior year. In 2007 we mailed approximately 40 million catalogs in North America, a 2.5% reduction from last year and approximately 17 million catalogs, or 5.6% fewer than 2006, were distributed in Europe.

Customer Service, Order Fulfillment and Support

We generally provide toll-free telephone number access for our customers. Certain of our domestic call centers are linked to provide telephone backup in the event of a disruption in phone service. In addition to telephone orders, we also receive orders by mail, fax, electronic data interchange and through the internet.

A large number of our products are carried in stock, and orders for such products are fulfilled on a timely basis directly from our distribution centers, typically on the day the order is received. We operate out of multiple sales and distribution facilities in North America and Europe. The locations of our distribution centers enable us to provide our customers next day or second day delivery. Orders are generally shipped by third-party delivery services in the United States and in Europe. The locations of our distribution centers in Europe have enabled us to market into additional countries with limited incremental investment. We maintain relationships with a number of large distributors in North America and Europe that also deliver products directly to our customers.

We provide extensive technical telephone support to our Systemax and Ultra brand PC customers. We maintain a database of commonly asked questions for our technical support representatives, enabling them to respond quickly to similar questions. We conduct regular on-site training seminars for our sales representatives to help ensure that they are well trained and informed regarding our latest product offerings.

Suppliers

We purchase the majority of our products and components directly from manufacturers and large wholesale distributors. During 2007 and 2006, Ingram Micro accounted for 14.4% and 12.8% of our purchases. During 2005, no vendor accounted for more than 10% of our purchases. The loss of this vendor, or any other key vendors, could have an adverse effect on us.

Certain private label products are manufactured by third-parties to our specifications. Many of these private label products have been designed or developed by our in-house product design and development teams.

Competition and Other Market Factors

Technology Products

The North American and European technology product markets are highly competitive, with many U.S., Asian and European companies vying for market share. There are few barriers of entry, with these products being sold through the direct market channel, mass merchants, over the internet and by computer and office supply superstores.

Timely introduction of new products or product features are critical elements to remaining competitive. Other competitive factors include product performance, quality and reliability, technical support and customer service, marketing and distribution and price. Some of our competitors have stronger brand-recognition, broader product lines and greater financial, marketing, manufacturing and technological resources than us. Additionally, our results could also be adversely affected should we be unable to maintain our technological and marketing arrangements with other companies, such as Microsoft®, Intel® and Advanced Micro Devices®.

The North American technology products market is highly fragmented and characterized by multiple channels of distribution including direct marketers, local and national retail computer stores, computer resellers, mass merchants, computer and office supply "superstores" and internet-based resellers. In Europe, our major competitors are regional or country-specific retail and direct-mail distribution companies and internet-based resellers.

With conditions in the market for technology products remaining highly competitive, continued reductions in retail prices may adversely affect our revenues and profits. Additionally, we rely in part upon the introduction of new technologies and products by other manufacturers in order to sustain long-term sales growth and profitability. There is no assurance that the rapid rate of such technological advances and product development will continue.

Industrial Products

The market for the sale of industrial products in North America is highly fragmented and is characterized by multiple distribution channels such as retail outlets, small dealerships, direct mail distribution, internet-based resellers and large warehouse stores. We also face competition from manufacturers' own sales representatives, who sell industrial equipment directly to customers, and from regional or local distributors. Many high volume purchasers, however, utilize catalog distributors as their first source of product. In the industrial products market, customer purchasing decisions are primarily based on price, product selection, product availability, level of service and convenience. We believe that direct marketing via catalog, the internet and sales representatives is an effective and convenient distribution method to reach mid-sized facilities that place many small orders and require a wide selection of products. In addition, because the industrial products market is highly fragmented and generally less brand oriented, it is well suited to private label products.

Hosted Software

Hosted Software offers an on-demand software solution for the multi-channel commerce industry. The software distribution model in which a software application is hosted by a software vendor or a service provider and made available to customers over the Internet is also known as software as a service (SaaS). Leading technology analysts generally agree that traditional software licensing is being replaced with on-demand delivery models that increase the predictability of information technology financial expenditures while making it easier for multi-channel commerce companies to manage their customers, products and services regardless of sales channel.

The increasing replacement of obsolete software solutions by multi-channel retailers for newer technologies provides Hosted Software with a competitive edge which is likely to give rise to greater deployments of its on-demand software. The advantages of having a single solution, single database to manage all sales channels (eCommerce, call center, catalog, mail order, retail) with web-based accessibility and faster implementation cycles will fuel continued penetration into the multi-channel software market space.

Employees

As of December 31, 2007, we employed a total of 3,535 employees, including 3,140 full-time and 395 part-time employees, of whom 2,343 were in North America and 1,192 were in Europe.

Environmental Matters

Under various national, state and local environmental laws and regulations in North America and Europe, a current or previous owner or operator (including the lessee) of real property may become liable for the costs of removal or remediation of hazardous substances at such real property. Such laws and regulations often impose liability without regard to fault. We lease most of our facilities. In connection with such leases, we could be held liable for the costs of removal or remedial actions with respect to hazardous substances. Although we have not been notified of, and are not otherwise aware of, any material real property environmental liability, claim or non-compliance, there can be no assurance that we will not be required to incur remediation or other costs in connection with real property environmental matters in the future.

Financial Information About Foreign and Domestic Operations

We conduct our business in North America (the United States and Canada) and Europe. Approximately 39.7% of our net sales during 2007 were made by subsidiaries located outside of the United States. For information pertaining to our international operations, see Note 11, "Segment and Related Information," to the consolidated financial statements included in Item 15 of this Form 10-K. The following sets forth selected information with respect to our operations in those two geographic markets (in thousands):

	Europe	North America	Total
2007			
Net sales	$932,398	$1,847,477	$2,779,875
Operating income	$13,345	$82,159	$95,504
Identifiable assets	$185,110	$488,761	$673,871
2006			
Net sales	$743,906	$1,601,259	$2,345,165
Operating income	$16,459	$45,445	$61,904
Identifiable assets	$157,710	$426,451	$584,161
2005			
Net sales	$694,637	$1,420,881	$2,115,518
Operating income (loss)	$(4,603)	$39,412	$34,809
Identifiable assets	$142,174	$362,370	$504,544

See Item 7, Management's Discussions and Analysis of Financial Condition and Results of Operations, for further information with respect to our operations.

Available Information

We maintain an internet website at www.systemax.com. We file reports with the Securities and Exchange Commission and make available free of charge on or through this web site our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, including all amendments to those reports. These are available as soon as is reasonably practicable after they are filed with the SEC. All reports mentioned above are also available from the SEC's web site (www.sec.gov). The information on our web site is not part of this or any other report we file with, or furnish to, the SEC.

Our Board of Directors has adopted the following corporate governance documents with respect to the Company (the "Corporate Governance Documents"):

- Corporate Ethics Policy for officers, directors and employees
- Charter for the Audit Committee of the Board of Directors
- Charter for the Compensation Committee of the Board of Directors
- Charter for the Nominating/Corporate Governance Committee of the Board of Directors
- Corporate Governance Guidelines and Principles

In accordance with the corporate governance rules of the New York Stock Exchange, each of the Corporate Governance Documents is available on our Company web site (www.systemax.com) or can be obtained by writing to Systemax Inc., Attention: Board of Directors (Corporate Governance), 11 Harbor Park Drive, Port Washington, NY 11050.

Item 1A. Risk Factors.

There are a number of factors and variables described below that may affect our future results of operations and financial condition. Other factors of which we are currently not aware or that we currently deem immaterial may also affect our results of operations and financial position.

Risks Related to Our Industry

- *Economic conditions have affected and could continue to adversely affect our revenues and profits.*

  Both we and our customers are subject to global political, economic and market conditions, including inflation, interest rates, energy costs, the impact of natural disasters, military action and the threat of terrorism. Our consolidated results of operations are directly affected by economic conditions in North America and Europe. We may experience a decline in sales as a result of poor economic conditions and the lack of visibility relating to future orders. Our results of operations depend upon, among other things, our ability to maintain and increase sales volumes with existing customers, our ability to attract new customers and the financial condition of our customers. A decline in the economy that adversely affects our customers, causing them to limit or defer their spending, would likely adversely affect us as well. We cannot predict with any certainty whether we will be able to maintain or improve upon historical sales volumes with existing customers, or whether we will be able to attract new customers.

  In response to economic and market conditions, from time to time we have undertaken initiatives to reduce our cost structure where appropriate. The initiatives already implemented as well as any future workforce and facilities reductions undertaken may not be sufficient to meet the changes in economic and market conditions and to achieve future profitability. In addition, costs actually incurred in connection with our restructuring actions may be higher than our estimates of such costs and/or may not lead to the anticipated cost savings.

- *Competitive pressures could harm our revenue and gross margin.*

  We may not be able to compete effectively with current or future competitors. The markets for our products and services are intensely competitive and subject to constant technological change. We expect this competition to further intensify in the future. Competitive factors include price, availability, service and support. We compete with a wide variety of other resellers and retailers, as well as manufacturers. Some of our competitors are larger companies with greater financial, marketing and product development resources than ours. In addition, new competitors may enter our markets. This may place us at a disadvantage in responding to competitors' pricing strategies, technological advances and other initiatives, resulting in our inability to increase our revenues or maintain our gross margins in the future.

  In many cases our products compete directly with those offered by other manufacturers and distributors. If any of our competitors were to develop products or services that are more cost-effective or technically superior, demand for our product offerings could decrease.

  Our gross margins are also dependent on the mix of products we sell and could be adversely affected by a continuation of our customers' shift to lower-priced products. As do most other companies in the technology products industry, we advertise manufacturers' mail-in rebates on many products we sell and, in some cases, offer our own rebates. We process these rebates through third party vendors and in house. If we are unable to fulfill these rebates in a timely and satisfactory manner, our reputation in the marketplace could be negatively impacted.

- *State and local sales tax collection may affect demand for our products.*

  Our United States subsidiaries collect and remit sales tax in states in which the subsidiaries have physical presence or in which we believe nexus exists which obligates us to collect sales tax. Other states may, from time to time, claim that we have state-related activities constituting a sufficient nexus to require such collection. Additionally, many other states seek to impose sales tax collection obligations on companies that sell goods to customers in their state, or directly to the state and its political subdivisions, even without a physical presence. Such efforts by states have increased recently, as states seek to raise revenues without increasing the tax burden on residents. We rely on United States Supreme Court decisions which hold that, without Congressional authority, a state may not enforce a sales tax collection obligation on a company that has no physical presence in the state and whose only contacts with the state are through the use of interstate commerce such as the mailing of catalogs into the state and the delivery of goods by mail or common carrier. We cannot predict whether the nature or level of contacts we have with a particular state will be deemed enough to require us to collect sales tax in that state nor can we be assured that Congress or individual states will not approve legislation authorizing states to impose tax collection obligations on all direct mail and/or e-commerce transactions. A successful assertion by one or more states that we should collect sales tax on the sale of merchandise could result in substantial tax liabilities related to past sales and would result in considerable administrative burdens and costs for us and may reduce demand for our products from customers in such states when we charge customers for such taxes.

- *Business disruptions could adversely impact our revenue and financial condition.*

  We insure for certain property and casualty risks consisting primarily of physical loss to property, business interruptions resulting from property losses, workers' compensation, comprehensive general liability, and auto liability. Insurance coverage is obtained for catastrophic property and casualty exposures as well as those risks required to be insured by law or contract. Although we believe that our insurance coverage is reasonable, significant events such as acts of war and terrorism, economic conditions, judicial decisions, legislation, natural disasters and large losses could materially affect our insurance obligations and future expense.

- *Changes in financial accounting standards may affect our results of operations.*

  A change in accounting standards or practices can have a significant effect on our reported results of operations. New accounting pronouncements and interpretations of existing accounting rules and practices have occurred and may occur in the future. Changes to existing rules may adversely affect our reported financial results.

Risks Related to Our Company

- *Increased costs associated with corporate governance compliance may impact our results of operations.*

  As a public company, we incur significant legal, accounting and other expenses that we would not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission and listing requirements subsequently adopted by the New York Stock Exchange in response to Sarbanes-Oxley, have required changes in corporate governance practices of public companies. These developments have substantially increased our legal compliance, auditing and financial reporting costs and made them more time consuming. These developments may also make it more difficult and more expensive for us to obtain directors' and officers' liability insurance and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage, possibly making it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee.

- *In the past we have been late filing our required financial reports. Any such delays in the future could affect the trading of our stock.*

  We were late in the filing of our 2005 quarterly and annual reports and our 2006 quarterly reports required under the Securities Exchange Act of 1934. Failure to file required reports on a timely basis could result in the de-listing of the Company's common stock by the New York Stock Exchange. If we do not file our required annual and quarterly financial statements in the prescribed time frames we would also be ineligible to file certain registration statements and could be subject to SEC enforcement action.

- *Our success is dependent upon the availability of credit and financing.*

  We require significant levels of capital in our business to finance accounts receivable and inventory. We maintain credit facilities in the United States and in Europe to finance increases in our working capital if available cash is insufficient. The amount of credit available to us at any point in time may be adversely affected by the quality or value of the assets collateralizing these credit lines. In addition, if we are unable to renew or replace these facilities at maturity our liquidity and capital resources may be adversely affected. However, we currently have no reason to believe that we will not be able to renew or replace our facilities when they reach maturity.

- *We have substantial international operations and we are exposed to fluctuations in currency exchange rates and political uncertainties.*

  We operate internationally and as a result, we are subject to risks associated with doing business globally. Risks inherent to operating overseas include:

  - Changes in a country's economic or political conditions
  - Changes in foreign currency exchange rates
  - Difficulties with staffing and managing international operations
  - Unexpected changes in regulatory requirements

  For example, we currently have operations located in numerous countries outside the United States, and non-U.S. sales (Europe and Canada) accounted for approximately 40% of our revenue during 2007. To the extent the U.S. dollar strengthens against the Euro and British pound, our European revenues and profits will be reduced when translated into U.S. dollars.

- *We may not be successful in integrating the business of CompUSA.*

  Our acquisition of selected assets of CompUSA involves the integration of those assets into our existing business operating environment, including information systems. This will require us to devote significant management attention and resources to integrate these business practices and operations. There can be no assurance we will benefit from the addition of these retail stores. The potential difficulties we face include, but are not limited to, the following:

  - Integrating personnel from CompUSA and hiring new personnel while maintaining focus on providing high quality service to our customers.
  - Maintaining and building upon CompUSA's existing customer base.
  - Operating retail stores in new and unfamiliar locations.
  - Complying with local laws and business practices.

- *Sales to individual consumers exposes us to credit card fraud, which could adversely affect our business.*

  Failure to adequately control fraudulent credit card transactions could increase our expenses. Increased sales to individual consumers, which are more likely to be paid for using a credit card, increases our exposure to fraud. We employ technology solutions to help us detect the fraudulent use of credit card information. However, if we are unable to detect or control credit card fraud, we may suffer losses as a result of orders placed with fraudulent credit card data, which could adversely affect our business.

- *We are exposed to inventory risks.*

  A substantial portion of our inventory is subject to risk due to technological change and changes in market demand for particular products. If we fail to manage our inventory of older products we may have excess or obsolete inventory. We may have limited rights to return purchases to certain suppliers and we may not be able to obtain price protection on these items. The elimination of purchase return privileges and lack of availability of price protection could lower our gross margin or result in inventory write-downs.

  We also take advantage of attractive product pricing by making opportunistic bulk inventory purchases; any resulting excess and/or obsolete inventory that we are not able to re-sell could have an adverse impact on our results of operations. Any inability to make such bulk inventory purchases may significantly impact our sales and profitability.

- *Our income tax rate and the value of our deferred tax assets are subject to change.*

  Changes in our income tax expense due to changes in the mix of U.S. and non-U.S. revenues and profitability, changes in tax rates or exposure to additional income tax liabilities could affect our profitability. We are subject to income taxes in the United States and various foreign jurisdictions. Our effective tax rate could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws or by material audit assessments. The carrying value of our deferred tax assets, which are primarily in the United States and the United Kingdom, is dependent on our ability to generate future taxable income in those jurisdictions. In addition, the amount of income taxes we pay is subject to ongoing audits in various jurisdictions and a material assessment by a tax authority could affect our profitability.

- *Our reliance on information and communications technology requires significant expenditures and entails risk.*

  We rely on a variety of information and telecommunications systems in our operations. Our success is dependent in large part on the accuracy and proper use of our information systems, including our telecommunications systems. To manage our growth, we continually evaluate the adequacy of our existing systems and procedures. We anticipate that we will regularly need to make capital expenditures to upgrade and modify our management information systems, including software and hardware, as we grow and the needs of our business change. In particular, our financial systems are disparate and will likely be replaced during the coming years. The occurrence of a significant system failure, electrical or telecommunications outages or our failure to expand or successfully implement new systems could have a material adverse effect on our results of operations.

  Our information systems networks, including our web sites, and applications could be adversely affected by viruses or worms and may be vulnerable to malicious acts such as hacking. Although we take preventive measures, these procedures may not be sufficient to avoid harm to our operations, which could have an adverse effect on our results of operations.

- *We are dependent on third-party suppliers.*

  We purchase a significant portion of our computer products from major distributors such as Ingram Micro Inc. and Tech Data and directly from large manufacturers such as Hewlett Packard and Acer, who may deliver those products directly to our customers. These relationships enable us to make available to our customers a wide selection of products without having to maintain large amounts of inventory. The termination or interruption of our relationships with any of these suppliers could materially adversely affect our business.

  Our PC products contain electronic components, subassemblies and software that in some cases are supplied through sole or limited source third-party suppliers, some of which are located outside of the U.S. Although we do not anticipate any problems procuring supplies in the near-term, there can never be any assurance that parts and supplies will be available in a timely manner and at reasonable prices. Any loss of, or interruption of supply, from key suppliers may require us to find new suppliers. This could result in production or development delays while new suppliers are located, which could substantially impair operating results. If the availability of these or other components used in the manufacture of our products was to decrease, or if the prices for these components were to increase significantly, operating costs and expenses could be adversely affected.

  We purchase a number of our products from vendors outside of the United States. Difficulties encountered by one or several of these suppliers could halt or disrupt production and delay completion or cause the cancellation of our orders. Delays or interruptions in the transportation network could result in loss or delay of timely receipt of product required to fulfill customer orders.

  Many product suppliers provide us with co-op advertising support in exchange for featuring their products in our catalogs and on our internet sites. Certain suppliers provide us with other incentives such as rebates, reimbursements, payment discounts, price protection and other similar arrangements. These incentives are offset against cost of goods sold or selling, general and administrative expenses, as applicable. The level of co-op advertising support and other incentives received from suppliers may decline in the future, which could increase our cost of goods sold or selling, general and administrative expenses and have an adverse effect on results of operations and cash flows.

- *We may encounter risks in connection with sales of our web-hosted software application.*

  In 2004, we introduced our web-based and hosted, on-demand software suite of products, marketed as PCS ProfitCenter Software™. We have a limited operating history with this type of product offering and may encounter risks inherent in the software industry, including but not limited to:

  - Failure to implement effective general and application controls
  - Errors or security flaws in our product
  - Technical difficulties which we can not resolve on a timely or cost-effective basis,
  - Inability to provide the level of service we commit to
  - Inability to deliver product upgrades and enhancements
  - Delays in development
  - Inability to hire and retain qualified technical personnel
  - Impact of privacy laws on the use of our product
  - Exposure to claims of infringement of intellectual property rights

- *Restrictions and covenants in our credit facility may limit our ability to enter into certain transactions.*

Our United States/United Kingdom combined revolving credit agreement contains covenants restricting or limiting our ability to, among other things:

- incur additional debt
- create or permit liens on assets
- make capital expenditures or investments
- pay dividends

If we fail to comply with the covenants and other requirements set forth in the agreement, we will have to negotiate a waiver agreement with the lenders. Failure to enter into such a waiver agreement could adversely affect the availability of financing to us which could materially impact our operations.

Other factors that may affect our future results of operations and financial condition include, but are not limited to, unanticipated developments in any one or more of the following areas, as well as other factors which may be detailed from time to time in our Securities and Exchange Commission filings:

- the effect on us of volatility in the price of paper and periodic increases in postage rates
- significant changes in the computer products retail industry, especially relating to the distribution and sale of such products
- timely availability of existing and new products
- risks involved with e-commerce, including possible loss of business and customer dissatisfaction if outages or other computer-related problems should preclude customer access to us
- risks associated with delivery of merchandise to customers by utilizing common delivery services such as the United States Postal Service and United Parcel Service, including possible strikes and contamination
- borrowing costs or availability
- pending or threatened litigation and investigations
- the availability of key personnel

Readers are cautioned not to place undue reliance on any forward looking statements contained in this report, which speak only as of the date of this report. We undertake no obligation to publicly release the result of any revisions to these forward looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected events.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our primary facilities, which are leased except where otherwise indicated, are as follows:

Facility	Location	Approximate Square Feet	Expiration of Lease
Headquarters, Sales and Distribution Center (1)	Port Washington, NY	86,000	2017
Sales and Distribution Center	Buford, GA	647,000	2021
Sales and Distribution Center	Naperville, IL	330,000	2026
PC Assembly, Sales and Distribution Center	Fletcher, OH	297,000	Owned
Sales and Administrative Center	Miami, FL	80,000	2010

Distribution Center	Las Vegas, NV	90,000	2010
Sales Center	Markham, Ontario	22,000	2013
Canadian Headquarters and Sales Center	Richmond Hill, Ontario	21,250	2017
Sales and Distribution Center	Verrieres le Buisson, France	48,000	2010
Sales and Distribution Center	Frankfurt, Germany	92,000	2013
Sales and Distribution Center	Madrid, Spain	38,000	(2)
Sales and Distribution Center	Milan, Italy	102,000	2009
Sales and Distribution Center	Greenock, Scotland	78,000	Owned
European Headquarters and Sales Center	Wellingborough, England	75,000	Owned
Sales Center	Amstelveen, Netherlands	21,000	2012
Sales and Distribution Center	Lidkoping, Sweden	20,000	2008
Sales and Administrative Center	Uniondale, NY	11,494	2012

(1) For information about this facility, leased from related parties, see Item 13 --"Certain Relationships and Related Transactions"
(2) Terminable upon two months prior written notice.

We also lease space for other smaller offices and retail stores in the United States, Canada and Europe and certain additional facilities leased by the Company are subleased to others.

For further information regarding our lease obligations, see Note 10 to the Consolidated Financial Statements.

Item 3. Legal Proceedings.

Kevin Vukson v. TigerDirect, Inc., OnRebate.com Inc. and Systemax Inc.

On October 18, 2007, Kevin Vukson filed a class action complaint in U.S. District Court (E.D.N.Y.) against TigerDirect, Inc., OnRebate.com Inc. and Systemax Inc. on behalf of himself and all OnRebate customers whose rebates were denied or delayed . (OnRebate.com Inc. is a rebate processing company owned by Systemax.) Vukson's Complaint alleges that since 2004 Systemax, TigerDirect and OnRebate have conducted a deceptive and unlawful enterprise by failing to pay rebates that should have been paid and delaying unnecessarily the payment of other rebates that were paid. Vukson alleges claims arising under Florida's Unfair, Deceptive Trade Practice Act, the federal RICO statute, along with claims for breach of contract, conspiracy to commit fraud and unjust enrichment. Systemax, TigerDirect and OnRebate have moved to dismiss the Complaint and to transfer the matter to the Southern District of Florida. The Court has not yet ruled on these motions and has not yet certified a class. The Company intends to vigorously defend this case.

State of Florida, Office of the Attorney General Subpoena

On January 2, 2008 the Company received a subpoena for documents from the Florida Attorney General's Office relating to the payment and processing of rebates by the Company. On January 30, 2008 the Company received a second subpoena for additional documents. The Company is cooperating with the Florida Attorney General's Office to provide the requested documents.

Other Matters

Systemax is a party to various pending legal proceedings and disputes arising in the normal course of business, including those involving commercial, employment, tax and intellectual property related claims, none of which, in management's opinion, is anticipated to have a material adverse effect on our consolidated financial statements.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Systemax common stock is traded on the New York Stock Exchange under the symbol "SYX." The following table sets forth the high and low closing sales price of our common stock as reported on the New York Stock Exchange for the periods indicated.

	High	Low
2007		
First Quarter	$30.13	$18.10
Second Quarter	21.75	16.22
Third Quarter	22.12	17.60
Fourth Quarter	24.47	17.95
2006		
First Quarter	$7.33	$6.23
Second Quarter	7.99	5.87
Third Quarter	16.02	7.25
Fourth Quarter	18.80	9.93

On December 29, 2007, the last reported sale price of our common stock on the New York Stock Exchange was $20.52 per share. As of December 29, 2007, we had 232 shareholders of record.

On March 3, 2008, the Company's Board of Directors declared a special dividend of $1.00 per share payable on April 2, 2008 to shareholders of record on March 21, 2008. This special dividend is the second dividend we have paid since our initial public offering. Depending in part upon profitability, the strength of our balance sheet, our cash position and the need to retain cash for the development and expansion of our business, we may decide to declare another special dividend in the future, but we have no present plans of doing so

On March 14, 2007, the Company's Board of Directors declared a special dividend of $1.00 per share payable on April 12, 2007 to shareholders of record on April 2, 2007. This special dividend was the first dividend we have paid since our initial public offering.

Item 6. Selected Financial Data.

The following selected financial information is qualified by reference to, and should be read in conjunction with, the Company's Consolidated Financial Statements and the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this report. The selected statement of operations data for fiscal years 2007, 2006 and 2005 and the selected balance sheet data as of

December 2007 and 2006 are derived from the audited consolidated financial statements which are included elsewhere in this report. The selected balance sheet data as of December 2005, 2004 and 2003 and the selected statement of operations data for fiscal years 2004 and 2003 are derived from the audited consolidated financial statements of the Company which are not included in this report.

	Years Ended December 31, (In millions, except per share data)				
	2007	2006	2005	2004*	2003*
Statement of Operations Data:					
Net sales	$2,779.9	$2,345.2	$2,115.5	$1,928.1	$1,655.7
Gross profit	$426.3	$342.9	$307.3	$286.5	$264.9
Selling, general & administrative expenses	$330.8	$281.0	$268.3	$260.1	$251.5
Restructuring and other charges	-	-	$4.2	$7.4	$1.7
Operating income	$95.5	$61.9	$34.8	$19.0	$9.2
Provision for income taxes	$30.5	$24.5	$21.4	$6.4	$4.4
Net income	$69.5	$45.1	$11.4	$10.2	$3.2
Per Share Amounts:					
Net income - basic	$1.93	$1.29	$.33	$.30	$.09
Net income - diluted	$1.84	$1.22	$.31	$.29	$.09
Weighted average common shares - basic	36.0	35.0	34.6	34.4	34.2
Weighted average common shares - diluted	37.8	36.9	36.5	35.5	34.9
Cash dividends declared per common share	$1.00	$-	$-	$-	$-
Balance Sheet Data:					
Working capital	$273.5	$229.4	$169.8	$148.0	$144.1
Total assets	$673.9	$584.1	$504.5	$483.2	$445.3
Short-term debt	$4.3	$12.8	$26.8	$25.0	$20.8
Long-term debt, excluding current portion	$.3	$.5	$8.0	$8.6	$18.4
Shareholders' equity	$335.8	$289.5	$232.8	$222.6	$208.6

* As previously restated.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

Systemax is primarily a direct marketer of brand name and private label products. Our operations are organized in three reportable business segments – Technology Products, Industrial Products and Hosted Software. Our Technology Products segment sells computers, computer supplies and consumer electronics which are marketed in North America and Western Europe. Most of these products are manufactured by other companies. We assemble our own PCs and sell them under our own trademarks *Systemax*™ and *Ultra*™. We also sell certain computer-related products manufactured for us to our own design under the trademark *Ultra*™. Technology products accounted for 92% of our net sales in 2007. Our Industrial Products segment sells a wide array of material handling equipment, storage equipment and consumable industrial items which are marketed in North America. Most of these products are manufactured by other companies. Some products are manufactured for us to our own design and marketed under the trademarks *Global*™, *GlobalIndustrial.com*™ and *Nexel*™. Industrial products accounted for 8% of our net sales in 2007. In both of these product groups, we offer our customers a broad selection of products, prompt order fulfillment and extensive customer service. Our Hosted Software segment, which became a reportable segment in 2006, participates in the emerging market for on-demand, web-based business software applications through the marketing of our PCS ProfitCenter Software™ application. See Note 11 to the consolidated financial statements included in Item 15 of this Form 10-K for additional financial information about our business segments as well as information about our geographic operations.

The market for computer products and consumer electronics is subject to intense price competition and is characterized by narrow gross profit margins. The North American industrial products market is highly fragmented and we compete against multiple distribution channels. Distribution of information technology and our industrial products is working capital intensive, requiring us to incur significant costs associated with the warehousing of many products, including the costs of leasing warehouse space, maintaining inventory and inventory management systems, and employing personnel to perform the associated tasks. We supplement our on-hand product availability by maintaining relationships with major distributors and manufacturers, utilizing a combination of stocking and drop-shipment fulfillment.

The primary component of our operating expenses historically has been employee related costs, which includes items such as wages, commissions, bonuses, and employee benefits and stock option expenses. We have made substantial reductions in our workforce and closed or consolidated several facilities over the past several years. Our restructuring actions and other cost savings measures implemented over the last several years resulted in reducing our consolidated selling, general and administrative expenses from 15.2% of net sales in 2003 to 11.9% of net sales in 2007. We will continue to monitor our costs and evaluate the need for additional actions.

During the first quarter of 2008 the Company entered into an asset purchase agreement with CompUSA Inc. and acquired CompUSA's e-commerce business and 16 of its retail leases and related fixtures for direct consideration of approximately $30.4 million. This acquisition accelerates the Company's planned expansion into the retail market place for Technology Products and gives the Company 26 retail outlets in North America and Puerto Rico.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 1 to the consolidated financial statements. The policies below have been identified as critical to our business operations and understanding the results of operations. Certain accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty, and as a result, actual results could differ from those estimates. These judgments are based on historical experience, observation of trends in the industry, information provided by customers and information available from other outside sources, as appropriate. Management believes that full consideration has been given to all relevant circumstances that we may be subject to, and the consolidated financial statements of the Company accurately reflect management's best estimate of the consolidated results of operations, financial position and cash flows of the Company for the years presented. Actual results may differ from these estimates under different conditions or assumptions.

Revenue Recognition. We recognize product sales when persuasive evidence of an order arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Generally, these criteria are met at the time of receipt by customers when title and risk of loss both are transferred. Sales are shown net of returns and allowances, rebates and sales incentives. Reserves for estimated returns and allowances are provided when sales are recorded, based on historical experience and current trends.

Accounts Receivable and Allowance for Doubtful Accounts. We record an allowance for doubtful accounts to reflect our estimate of the collectibility of our trade accounts receivable. We evaluate the collectibility of accounts receivable based on a combination of factors, including an analysis of the age of customer accounts and our historical experience with accounts receivable write-offs. The analysis also includes the financial condition of a specific customer or industry, and general economic conditions. In circumstances where we are aware of customer charge-backs or a specific customer's inability to meet its financial obligations, a specific reserve for bad debts applicable to amounts due to reduce the net recognized receivable to the amount management reasonably believes will be collected is recorded. In those situations with ongoing discussions, the amount of bad debt recognized is based on the status of the discussions. While bad debt allowances have been within expectations and the provisions established, there can be no guarantee that we will continue to experience the same allowance rate we have in the past.

Inventories. We value our inventories at the lower of cost or market, cost being determined on the first-in, first-out method. Reserves for excess and obsolete or unmarketable merchandise are provided based on historical experience, assumptions about future product demand and market conditions. If market conditions are less favorable than projected or if technological developments result in accelerated obsolescence, additional write-downs may be required. While obsolescence and resultant markdowns have been within expectations, there can be no guarantee that we will continue to experience the same level of markdowns we have in the past.

Long-lived Assets. Management exercises judgment in evaluating our long-lived assets for impairment. We believe we will generate sufficient undiscounted cash flow to more than recover the investments made in property, plant and equipment. Our estimates of future cash flows involve assumptions concerning future operating performance and economic conditions. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

Accruals. Management exercises judgment in estimating various period end liabilities such as costs related to vendor drop shipments, sales returns and allowances, cooperative advertising and customer rebate reserves, and other vendor and employee related costs. While we believe that these estimates are reasonable, any significant deviation of actual costs as compared to these estimates could have a material impact on the Company's financial statements.

Income Taxes. We are subject to taxation from federal, state and foreign jurisdictions and the determination of our tax provision is complex and requires significant management judgment. Management judgment is also applied in the determination of deferred tax assets and liabilities and any valuation allowances that might be required in connection with our ability to realize deferred tax assets.

Since we conduct operations in numerous US states and internationally, our effective tax rate has and will continue to depend upon the geographic distribution of our pre-tax income or losses among locations with varying tax rates and rules. As the geographic mix of our pre-tax results among various tax jurisdictions changes, the effective tax rate may vary from period to period. We are also subject to periodic examination from domestic and foreign tax authorities regarding the amount of taxes due. These examinations include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. We have established, and periodically reevaluate, an estimated income tax reserve on our consolidated balance sheet to provide for the possibility of adverse outcomes in income tax proceedings. While management believes that we have identified all reasonably identifiable exposures and that the reserve we have established for identifiable exposures is appropriate under the circumstances, it is possible that additional exposures exist and that exposures may be settled at amounts different than the amounts reserved.

We recognize deferred tax assets and liabilities for the effect of temporary differences between the book and tax bases of recorded assets and liabilities and for tax loss carry forwards. The realization of net deferred tax assets is dependent upon our ability to generate sufficient future taxable income. Where it is more likely than not that some portion or all of the deferred tax asset will not be realized, we have provided a valuation allowance. If the realization of those deferred tax assets in the future is considered more likely than not, an adjustment to the deferred tax assets would increase net income in the period such determination is made. In the event that actual results differ from these estimates or we adjust these estimates in future periods, an adjustment to the valuation allowance may be required, which could materially affect our consolidated financial position and results of operations.

Restructuring charges. We have taken restructuring actions in the past, and may commence further restructuring activities which result in recognition of restructuring charges. These actions require management to make judgments and utilize significant estimates regarding the nature, timing and amounts of costs associated with the activity. When we incur a liability related to a restructuring action, we estimate and record all appropriate expenses, including expenses for severance and other employee separation costs, facility consolidation costs (including estimates of sublease income), lease cancellations, asset impairments and any other exit costs. Should the actual amounts differ from our estimates, the amount of the restructuring charges could be impacted, which could materially affect our consolidated financial position and results of operations.

Recently Adopted and Newly Issued Accounting Pronouncements

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. At January 1, 2007, the Company had a liability for unrecognized tax benefits of $3,379,000 (including interest and penalties of $731,000) of which $283,000 was charged to retained earnings at January 1, 2007. Of this total, $2,586,000 (net of the federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in any future periods.

The Company or one of its subsidiaries file U.S. federal income tax returns and tax returns in various state and foreign jurisdictions in Canada and Western Europe. The Company's U.S. federal income tax returns have been examined by the Treasury Department through 2001. State and local tax returns have been examined through various dates from 2001 to 2005 with ongoing tax examinations pending in several states. Included in the Company's FIN 48 liability is a current liability of $2,264,000 for the expected taxes and interest and penalties relating to pending state tax examinations involving disputed allocations of income; no issues have been raised to date with respect to the other pending state tax examinations.

With the exception of the current liability of $2,264,000, the Company's remaining tax liabilities and interest with respect to unrecognized tax benefits have been reclassified to other non-current liabilities on the balance sheet because payment of cash is not anticipated within one year. This amount at January 1, 2007 aggregates to approximately $1,115,000, including $305,000 for interest and penalties. The Company's continuing practice is to record interest and penalties related to tax positions in income tax expense in its consolidated statement of operations.

During 2007, the Company resolved a state tax issue by paying an assessment of approximately $1,901,000 (including $169,000 in interest) to a state taxing authority. As of December 31, 2007 the

Company's liability for unrecognized tax benefits was approximately $1,547,000 (including interest and penalties of approximately $632,000).

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157 "Fair Value Measurements" which is effective for fiscal years beginning after November 15, 2007. This statement was issued to increase consistency and comparability in fair value measurements and for expanded disclosures about fair value measurements. The Company is currently evaluating the potential impact, if any, of this pronouncement.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities (including an amendment of FASB Statement No. 115)" which is effective for fiscal years beginning after November 15, 2007. This interpretation was issued to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company is currently evaluating the potential impact, if any, of this pronouncement.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations," which replaces FASB Statement 141. SFAS No.141R retains the requirement that the acquisition method of accounting be used for business combinations. The objective of SFAS No. 141R is to improve the relevance, representational faithfulness and comparability that reporting entities provide in their financial reports about business combinations and their effects. SFAS 141R establishes principles and requirements for how an acquirer 1) recognizes and measures identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree, 2) recognizes and measures the goodwill acquired in the combination or a gain from a bargain purchase and 3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of this pronouncement.

In December 2007, the FASB issued SFAS No. 160, "Accounting and Reporting of Noncontrolling Interest" ("SFAS No. 160"). The objective of SFAS 160 is to improve the relevance, comparability and transparency of the financial information that reporting entities provide related to noncontrolling interests, sometimes referred to as minority interests. SFAS No. 160 requires, among other things, that noncontrolling interests be shown separately in the consolidated entity's equity section of the balance sheet. SFAS No. 160 also establishes accounting and reporting standards for ownership interest in subsidiaries held by parties other than the parent, for presentation of amounts of consolidated net income attributable to the parent and the noncontrolling interest, for consistency in accounting for changes in a parent's ownership interest when the parent retains a controlling interest, for the valuation of retained noncontrolling equity interests when a subsidiary is deconsolidated and for providing sufficient disclosure that identifies and distinguishes the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective beginning January 1, 2009. The Company is currently evaluating the potential impact, if any, of this pronouncement.

Highlights from 2007

The discussion of our results of operations and financial condition that follows will provide information that will assist in understanding our financial statements and information about how certain accounting principles and estimates affect the consolidated financial statements. This discussion should be read in conjunction with the consolidated financial statements included herein.

- Sales increase of 19% in 2007 over 2006
- E-commerce sales increase of 12% in 2007 over 2006
- Operating income increase of 54% in 2007 over 2006
- Net income increase of 54% in 2007 over 2006
- Diluted earnings per share increase of 51% in 2007 over 2006

Results of Operations

Key Performance Indicators (in thousands):

	Years Ended December 31,					
	2007	2006	% Change	2006	2005	% Change
Net sales by segment:						
Technology products	$2,553,716	$2,148,104	18.9%	$2,148,104	$1,940,902	10.7%
Industrial products	225,746	196,860	14.7%	196,860	174,616	12.8%
Hosted software	413	201	105.5%	201	-	-%
Total net sales	$2,779,875	$2,345,165	18.5%	$2,345,165	$2,115,518	10.9%
Net sales by geography:						
North America	$1,847,477	$1,601,259	15.4%	$1,601,259	$1,420,881	12.7%
Europe	932,398	743,906	25.3%	743,906	694,637	7.1%
Total net sales	$2,779,875	$2,345,165	18.5%	$2,345,165	$2,115,518	10.9%
Gross margin	15.3%	14.6%	.7%	14.6%	14.5%	.1%
SG&A costs	$330,797	$281,015	17.7%	$281,015	$272,478	3.1%
SG&A costs as % of sales	11.9%	12.0%	(.1)%	12.0%	12.9%	(7.0)%
Operating income	$95,505	$61,904	54.3%	$61,904	$34,809	77.8%
Operating margin	3.4%	2.6%	.8%	2.6%	1.6%	1.0%
Effective income tax rate	30.5%	35.2%	(4.5)%	35.2%	65.2%	(30.0)%
Net income	$69,481	$45,147	53.9%	$45,147	$11,441	294.6%
Net margin	2.5%	1.9%	.6%	1.9%	.5%	1.4%

NET SALES

Sales increased in all three reporting business segments and in both geographies during 2007 over 2006. The growth in Technology Products sales was driven by increased internet and retail store sales, private label product sales and expanded product offerings. The growth in Industrial Products sales resulted from the Company increasing its market share through competitive pricing advantages and increased internet sales. The growth in North American sales reflected the above factors in both segments. The growth in European sales was driven by strong business to business gains and by the effect of a weaker US dollar. Exchange rates positively impacted the European sales comparison by approximately $78 million in 2007 as compared to 2006. Excluding the movements in foreign exchange rates, European sales would have increased 12% from the prior year. Sales as measured in local currencies increased in all of the European markets we serve in 2007. Sales in our Hosted Software segment were not material in 2007 or 2006 due to early stage of operations.

Sales increased in all three reporting business segments and in both geographies during 2006 over 2005. The growth in Technology Products sales was driven primarily by increased internet-related marketing initiatives targeting consumers. The growth in Industrial Products sales resulted from the Company growing its market share through competitive pricing advantages and increased internet sales. The growth in North American sales reflected the above factors in both segments. The growth in European sales was driven by strong business to business gains and by the effect of a weaker US dollar. Exchange rates positively impacted the European sales comparison by approximately $4 million in 2006 as compared to 2005. Sales in our Hosted Software segment were not material in 2006 and 2005 due to early stage of operations.

GROSS MARGIN

Consolidated gross margin increased 70 basis points during 2007 over 2006, due primarily to decreased competitive pricing pressures in the Technology Products segment. Gross margin is dependent on variables such as product mix, vendor price protection and other sales incentives, competition, pricing strategy, rebates and other variables, any or all of which may result in fluctuations in gross margin.

Gross margin was relatively flat during 2006 over 2005, due to decreased competitive rebates and pricing pressures in the Company's Technology Products segment.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased in 2007 over 2006 primarily as a result of the increase in sales volume as well as increased accounting, auditing, legal and consulting costs related to the Company being subject to Sarbanes Oxley section 404 requirements. Significant expense increases include approximately $26 million of increased internet advertising costs, $8 million of increased sales salaries related to the increased sales volume and an increase in other salaries and related costs of approximately $15 million due to increased staff in areas such as finance, marketing and information technology.

Selling, general and administrative expenses increased in 2006 over 2005 as a result of approximately $3 million of increased credit card fees, a $4 million increase in sales salaries related to the increased sales volume, an increase in other salaries and related costs of approximately $10 million due to increased staff in areas such as marketing and information technology as well as approximately $1.8 million of salary expense related to stock compensation expense recorded as the result of the adoption of SFAS 123(R). Rent expense increased $2.3 million due to the company's expansion. These increases were partially offset by a decrease of approximately $6.1 million of bad debt expense and a positive impact of foreign exchange of approximately $3.5 million.

RESTRUCTURING AND OTHER CHARGES

During 2005, we incurred $4.2 million of restructuring and other charges. These costs were primarily related to further restructuring actions undertaken in Europe during the year as a result of continuing decline in profitability. The costs were comprised primarily of staff severance expense related to the elimination of approximately 240 positions, which resulted in approximately $6 million in annual savings.

INTEREST AND OTHER INCOME AND INTEREST EXPENSE

Interest expense was $1.0 million, $1.7 million and $2.7 million in 2007, 2006 and 2005. Interest expense decreased in 2007 and 2006 as a result of decreased short-term borrowings in the United Kingdom. The extinguishment of mortgage debt related to our Georgia warehouse sale in the first quarter of 2006 also contributed to the decreased interest expense. Interest and other income, net was $5.5 million, $9.5 million and $0.7 million in 2007, 2006 and 2005. The increase in other income in 2006 mainly resulted from the gain on sale of the Georgia location.

INCOME TAXES

The low effective tax rate in 2007 resulted primarily from the reversal of a valuation allowance of approximately $5.9 million against deferred tax assets in the United Kingdom partially offset by the recording of a valuation allowance of approximately $1.7 million against the deferred tax assets of Germany. The United Kingdom valuation allowance, originally recorded at $10.2 million, had been established in 2005 as the result of a cumulative loss position in the United Kingdom and was the primary driver of the high effective tax rate in 2005. The effective rate in 2005 also was unfavorably impacted by increased state and local taxes and losses in other foreign jurisdictions for which no tax benefit has been recognized. These increases were partially offset by an income tax benefit of $2.7 million we recorded in the fourth quarter of 2005 resulting from a favorable decision we received for a petition submitted in connection with audit assessments made in 2002 and 2004 in a foreign jurisdiction.

During 2007, 2006 and 2005, we did not recognize certain foreign tax credits, certain state deferred tax assets in the United States and certain benefits on losses in foreign tax jurisdictions due to our inability to carry such credits and losses back to prior years and our determination that it was more likely than not that we would not generate sufficient future taxable income to realize these assets. Accordingly, valuation allowances were recorded against the deferred tax assets associated with those items. If we are able to realize all or part of these deferred tax assets in future periods, it will reduce our provision for income taxes by a release of the corresponding valuation allowance.

Seasonality

Net sales have historically been modestly weaker during the second and third quarters as a result of lower business activity during those months. The following table sets forth the net sales, gross profit and income from operations for each of the quarters since January 1, 2005 *(amounts in millions).*

	March 31	June 30	September 30	December 31
2007				
Net sales	$676	$647	$687	$769
Percentage of year's net sales	24.3%	23.3%	24.7%	27.7%
Gross profit	$97	$99	$111	$120
Operating income	$22	$20	$26	$27
2006				
Net sales	$575	$547	$575	$648
Percentage of year's net sales	24.5%	23.3%	24.5%	27.6%
Gross profit	$90	$77	$92	$83
Operating income	$21	$11	$19	$11
2005				
Net sales	$538	$506	$489	$583
Percentage of year's net sales	25.4%	23.9%	23.1%	27.6%
Gross profit	$80	$71	$70	$86
Operating income	$5	$3	$8	$18

Financial Condition, Liquidity and Capital Resources

Selected liquidity data (in thousands):

	December 31,		
	2007	2006	$ Change
Cash and cash equivalents	$128,021	$86,964	$41,057
Accounts receivable, net	$197,397	$164,615	$32,782
Inventories	$250,222	$233,136	$17,086
Prepaid expenses and other current	$20,589	$26,919	$(6,330)
Accounts payable	$245,264	$201,486	$43,778
Accrued expenses	$82,570	$75,688	$6,882
Short term debt	$4,302	$12,788	$(8,486)
Working capital	$273,453	$229,399	$44,054

Our primary liquidity needs are to support working capital requirements in our business, to fund capital expenditures and minimal acquisitions and fund the special dividends declared by our Board in 2007 and 2008. We rely principally upon operating cash flow and borrowings under our credit facilities to meet these needs. We believe that cash flow available from these sources will be sufficient to meet our working capital requirements, projected capital expenditures and interest and debt repayments in the foreseeable future.

The growth of our working capital in 2007 over 2006 resulted primarily from higher cash, receivables, inventories and lower debt, offset by increased payables and accrued expenses. The increase in our inventories was principally in our domestic locations. Inventory turnover was at 10 times during 2007 and 2006. Our accounts receivable days outstanding was at 24 in 2007 up slightly from 23 in 2006. We expect that future accounts receivable and inventory balances will fluctuate with growth in net sales and the mix of our net sales between consumer and business customers.

We maintain our cash and cash equivalents primarily in money market funds or their equivalent. As of December 2007, all of our investments mature in less than three months. Accordingly, we do not believe that our investments have significant exposure to interest rate risk.

Net cash provided by operating activities was $93.1 million, $34.3 million and $27.3 million during 2007, 2006 and 2005. The increase in cash provided by operating activities in 2007 over 2006 resulted from a $28.2 million increase in net income adjusted by other non-cash items, such as depreciation expense, and an increase of $30.6 million in cash used for changes in our working capital accounts. The increase in cash provided by operating activities in 2006 over 2005 resulted from a $14.1 million increase in net income adjusted by other non-cash items, such as depreciation expense, and a decrease of $7.1 million in cash used for changes in our working capital accounts.

Net cash used in investing activities was $8.0 million during 2007, primarily for capital expenditures. Net cash of $12.2 million was provided by investing activities during 2006 consisting of proceeds from disposals of property and equipment of $18.9 million from the sale of our distribution facility in Suwanee, Georgia offset by cash used for capital expenditures of $6.7 million. We used cash $5.8 million during 2005 in investing activities, principally for the purchase of property, plant and equipment. Capital expenditures in 2007, 2006 and 2005 included upgrades and enhancements to our information and communications systems hardware and facilities costs for the opening of additional retail outlets stores in North America.

Net cash used in financing activities was $46.3 million during 2007, attributable to dividends paid of $36.6 million, repayment of short term debt of $12.9 million, offset by proceeds of stock option exercises, related excess tax benefits and share repurchases of $3.1 million. Net cash of $22.1 million was used in financing activities for 2006. Repayment of short and long-term borrowings used approximately $24.8 million of cash and proceeds from stock option exercises and excess tax benefits from stock option exercises provided approximately $2.6 million of cash. Net cash of $4.7 million was provided by financing activities in 2005, primarily as a result of an increase in our short-term borrowings in Europe.

We have a $120 million secured revolving credit agreement (which may be increased by up to an additional $30 million, subject to certain conditions). The facility expires in October 2010. Borrowings under the agreement are subject to borrowing base limitations of up to 85% of eligible accounts receivable and 40% of qualified inventories and are secured by accounts receivable, inventories and certain other assets. The undrawn availability under the facility may not be less than $15 million until the last day of any month in which the availability net of outstanding borrowings is at least $70 million. The revolving credit agreement requires that we maintain a minimum level of availability. If such availability is not maintained, we will then be required to maintain a fixed charge coverage ratio (as defined). The agreement contains certain other covenants, including restrictions on capital expenditures and payments of dividends. As of December 31, 2007, the Company was in compliance with all of the covenants under the credit facility. Eligible collateral under the facility was $106.9 million, total availability was $97.0 million, outstanding letters of credit of were $9.7 million and there were no outstanding advances.

The Company's Netherlands subsidiary maintains a €5 million ($7.4 million as of December 2007 exchange rate) credit facility with a local financial institution. At December 2007 there was approximately €2.6 million ($3.9 million) outstanding under this line. The facility carries interest at a rate of 7.05%. Borrowings under the facility are secured by the subsidiary's accounts receivable and are subject to a borrowing base limitation of 85% of the eligible accounts. This facility expires in September 2008.

In April 2002, we entered into a ten year, $8.4 million mortgage loan on our Suwanee, Georgia distribution facility. During the first quarter of fiscal 2006, we sold this facility and repaid the remaining balance on the loan. The facility was replaced by a larger, leased distribution center in a nearby area.

We are obligated under non-cancelable operating leases for the rental of most of our facilities and certain of our equipment which expire at various dates through 2026. We currently lease one of our New York facilities from an entity owned by Richard Leeds, Robert Leeds and Bruce Leeds, the Company's three principal shareholders and senior executive officers. The annual rental will total $860,000 for 2008 and the lease expires in 2017. We have sublease agreements for unused space we lease Wellingborough, England. In the event the sublessee is unable to fulfill its obligations, we would be responsible for rent due under the lease. However, we expect the sublessee will fulfill their obligations under the leases.

Following is a summary of our contractual obligations for future principal payments on our debt, minimum rental payments on our non-cancelable operating leases and minimum payments on our other purchase obligations as of December 2007 (in thousands):

	2008	2009	2010	2011	2012	After 2012
Contractual Obligations:						
Capital lease obligations	$471	$186	$73	$10		
Non-cancelable operating leases, net of subleases	13,280	12,895	10,390	9,342	8,549	54,737
Purchase and other obligations	6,945	3,437	3,523	3,368	3,471	3,632
Short term loans	3,853					
Tax contingencies	1,547					
Total contractual obligations	$26,096	$16,518	$13,986	$12,720	$12,020	$58,369

Our purchase and other obligations consist primarily of certain employment agreements and service agreements.

In addition to the contractual obligations noted above, we had $9.7 million of standby letters of credit outstanding as of December 2007.

Our operating results have generated cash flow which, together with borrowings under our debt agreements, has provided sufficient capital resources to finance working capital and cash operating requirements, fund capital expenditures, and fund the payment of interest on outstanding debt. Our primary ongoing cash requirements will be to finance working capital, particularly working capital requirements related to our purchase of CompUSA, provide payment of the special shareholder dividend of approximately $37 million (based on shareholders of record as of March 21,2008) declared in the first quarter of 2008, fund the payment of principal and interest on indebtedness, fund capital expenditures, fund minimal acquisitions and fund any future special shareholder dividends that may be declared. We believe future cash flows from operations and availability of borrowings under our lines of credit will be sufficient to fund ongoing cash requirements for at least the next twelve months.

We are party to certain litigation, the outcome of which we believe, based on discussions with legal counsel, will not have a material adverse effect on our consolidated financial statements.

Tax contingencies are related to uncertain tax positions taken on income tax returns that may result in additional tax, interest and penalties being paid to taxing authorities.

Off-Balance Sheet Arrangements

The Company currently leases its facility in Port Washington, NY from Addwin Realty Associates, an entity owned by Richard Leeds, Bruce Leeds, and Robert Leeds, Directors of the Company and the Company's three senior executive officers and principal stockholders.

We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. We do not have any arrangements or relationships with entities that are not consolidated into the financial statements that are reasonably likely to materially affect our liquidity or the availability of capital resources.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk.

We are exposed to market risks, which include changes in U.S. and international interest rates as well as changes in currency exchange rates (principally Pounds Sterling, Euros and Canadian Dollars) as measured against the U.S. Dollar and each other.

The translation of the financial statements of our operations located outside of the United States is impacted by movements in foreign currency exchange rates. Changes in currency exchange rates as measured against the U.S. dollar may positively or negatively affect sales, gross margins, operating expenses and retained earnings as expressed in U.S. dollars. Sales would have fluctuated by approximately $102 million and pre tax income would have fluctuated by approximately $1.6 million if average foreign exchange rates changed by 10% in 2007. We have limited involvement with derivative financial instruments and do not use them for trading purposes. We may enter into foreign currency options or forward exchange contracts aimed at limiting in part the impact of certain currency fluctuations, but as of December 2007 we had no outstanding forward exchange contracts.

Our exposure to market risk for changes in interest rates relates primarily to our variable rate debt. Our variable rate debt consists of short-term borrowings under our credit facilities. As of December 2007, there were no outstanding balances under our variable rate credit facility. A hypothetical change in average interest rates of one percentage point is not expected to have a material effect on our financial position, results of operations or cash flows over the next fiscal year.

Item 8. Financial Statements and Supplementary Data.

The information required by Item 8 of Part II is incorporated herein by reference to the Consolidated Financial Statements filed with this report; see Item 15 of Part IV.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2007. As part of this evaluation we identified a significant deficiency, as defined under Auditing Standard No. 5: An Audit of Internal Control Over Financial Reporting That is Integrated With an Audit of Financial Statements, in our internal controls over financial reporting as of December 31, 2007. This significant deficiency is:

The Company consolidates its worldwide financial results from disparate underlying financial and operational systems that have various functional limitations and few automated interfaces. This results in a consolidation process that is heavily reliant on manual review procedures and manual adjustments. Our control over this consolidation process primarily consists of corporate review procedures. The design and operation of this control process may not prevent or detect misstatements on a timely basis. This significant deficiency does not, in our judgment, rise to the level of a material weakness in internal controls over financial reporting because we believe that the controls in place would prevent or detect a material misstatement. Based upon this evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective.

Inherent Limitations of Internal Controls

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:
(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of Company's management, including the Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's internal control over financial reporting was effective as of December 31, 2007.

Our independent registered public accounting firm, Ernst & Young, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2007, a copy of which is included in this report.

Changes in Internal Control Over Financial Reporting

In conjunction with our Section 404 compliance efforts, we have made numerous significant improvements to our internal control over financial reporting, including remediation of the significant deficiencies noted during previous quarters, with the exception of the consolidation process. The scope of these improvements was broad, impacting internal control over financial reporting throughout the Company. However, the nature of these improvements was incremental and the impact was not material both individually and in the aggregate.

There have been no changes in the Company's internal controls over financial reporting during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 10 of Part III is hereby incorporated by reference from the Company's Proxy Statement for the 2008 Annual Meeting of Stockholders which we anticipate filing April 25, 2008 (the "Proxy Statement").

Item 11. Executive Compensation.

The information required by Item 11 of Part III is hereby incorporated by reference from the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by item 12 of Part III is hereby incorporated by reference from the Proxy Statement.

Item 13. Certain Relationships and Related Transactions

The information required by Item 10 of Part III is hereby incorporated by reference from the Proxy Statement.

Item 14. Principal Accounting Fees and Services.

The information required by Item 14 of Part III is hereby incorporated by reference from the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) 1. Consolidated Financial Statements of Systemax Inc.

2. Financial Statement Schedules:

The following financial statement schedule is filed as part of this report and should be read together with our consolidated financial statements:

Schedule II – Valuation and Qualifying Accounts	60

Schedules not included with this additional financial data have been omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

3. Exhibits.

Exhibit No.	Description
3.1	Composite Certificate of Incorporation of Registrant, as amended (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2001)
3.2	Amended and Restated By-laws of Registrant (effective as of December 29,2007) 4.1 Stockholders Agreement (incorporated by reference to the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 1995)
10.1	Form of 1995 Long-Term Stock Incentive Plan* (incorporated by reference to the Company's registration statement on Form S-1) (Registration No. 333-1852)
10.2	Form of 1999 Long-Term Stock Incentive Plan as amended* (incorporated by reference to the Company's report on Form 8-K dated May 20, 2003)
10.3	Lease Agreement dated September 20, 1988 between the Company and Addwin Realty Associates (Port Washington facility) (incorporated by reference to the Company's registration statement on Form S-1) (Registration No. 33-92052)
10.4	Amendment to Lease Agreement dated September 29, 1998 between the Company and Addwin Realty Associates (Port Washington facility) (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 1998)
10.5	Lease Agreement dated as of July 17, 1997 between the Company and South Bay Industrials Company (Compton facility) (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 1997)
10.6	Build-to-Suit Lease Agreement dated April, 1995 among the Company, American National Bank and Trust Company of Chicago (Trustee for the original landlord) and Walsh, Higgins & Company (Contractor) ("Naperville Illinois Facility Lease") (incorporated by reference to the Company's registration statement on Form S-1) (Registration No. 33-92052)
10.7	Lease Agreement dated September 17, 1998 between Tiger Direct, Inc. and Keystone Miami Property Holding Corp. (Miami facility) (incorporated by reference to the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 1998)
10.8	Royalty Agreement dated June 30, 1986 between the Company and Richard Leeds, Bruce Leeds and Robert Leeds, and Addendum thereto (incorporated by reference to the Company's registration statement on Form S-1) (Registration No. 33-92052)
10.9	Form of 1995 Stock Plan for Non-Employee Directors* (incorporated by reference to the Company's registration statement on Form S-1) (Registration No. 333-1852)
10.12	Employment Agreement dated as of December 12, 1997 between the Company and Steven M. Goldschein* (incorporated by reference to the

	Company's annual report on Form 10-K for the year ended December 31, 1997. See exhibit 10,23 for Amendment.)
10.15	Employment Agreement entered into on October 12, 2004 but effective as of June 1, 2004 between the Company and Gilbert Fiorentino* (incorporated by reference to the Company's report on Form 8-K dated October 12, 2004)
10.16	Restricted Stock Unit Agreement entered into on October 12, 2004 but effective as of June 1, 2004 between the Company and Gilbert Fiorentino* (incorporated by reference to the Company's report on Form 8-K dated October 12, 2004)
10.17	Amended and Restated Credit Agreement, dated as of October 27, 2005, between JP Morgan Chase Bank, N.A. and affiliates, General Electric Capital Corporation, and GMAC Commercial Finance LLC (as Lenders) with the Company and certain subsidiaries of the Company (as Borrowers) (the "Amended and Restated JP Morgan Chase Loan Agreement") (incorporated by reference to the Company's report on Form 8-K dated October 27, 2005)
10.18	Amendment No. 1, dated as of December 19, 2005, to the Amended and Restated JP Morgan Chase Loan Agreement (incorporated by reference to the Company's annual report on Form 10K for the year ended December 31, 2005)
10.19	Lease agreement, dated December 8, 2005, between the Company and Hamilton Business Center, LLC (Buford, Georgia facility) (incorporated by reference to the Company's annual report on Form 10K for the year ended December 31, 2005)
10.20	First Amendment, dated as of June 12, 2006, to the Lease Agreement between the Company and Hamilton Business Center, LLC (Buford, Georgia facility) (incorporated by reference to the Company's annual report on Form 10K for the year ended December 31, 2005)
10.21	First Amendment, dated as of February 1, 2006, to the Naperville Illinois Facility Lease between the Company and Ambassador Drive LLC (current landlord) (incorporated by reference to the Company's annual report on Form 10K for the year ended December 31, 2005)
10.22	Agreement of Purchase and Sale, dated December 9, 2005, between the Company (as Seller) and Hewlett Packard Company (as Buyer) (Suwanee, Georgia facility) (incorporated by reference to the Company's annual report on Form 10K for the year ended December 31, 2005)
10.23	Amendment No. 1 dated January 17, 2007, to Employment Agreement dated as December 12, 1997 between the Company and Stephen M. Goldschein*(incorporated by reference to the Company's report on Form 10-K dated December 31, 2006).
10.24	Employment Agreement, dated as of January 17, 2007, between the Company and Lawrence P. Reinhold*(incorporated by reference to the Company's report on Form 10-K dated December 31, 2006).
10.25	Form of 2006 Stock Incentive Plan for Non-Employee Directors*(incorporated by reference to the Company's report on Form 10-K dated December 31, 2006).
10.26	Form of 2005 Employee Stock Purchase Plan* (incorporated by reference to the Company's report on Form 10-K dated December 31, 2006).
10.27	Second Amendment to Lease Agreement dated September 20, 1988 between the Company and Addwin Realty Associates(filed herewith).

10.28	Asset Purchase Agreement between the Company and CompUSA dated January 5, 2008 (filed herewith).
10.29	Amendment to Asset Purchase Agreement between the Company and CompUSA dated February 14, 2008 (filed herewith).
14	Corporate Ethics Policy for Officers, Directors and Employees (revised as of March 30, 2005) (incorporated by reference to the Company's report on Form 8-K dated March 30, 2005)
21	Subsidiaries of the Registrant
23	Consent of experts and counsel: Consent of Independent Registered Public Accounting Firm
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Charter of the Audit Committee of the Company's Board of Directors, as revised August 29, 2006 (incorporated by reference to the Company's report on Form 8-K dated August 29, 2006)
99.2	Charter of the Compensation Committee of the Company's Board of Directors, as revised August 29, 2006 (incorporated by reference to the Company's report on Form 8-K dated August 29, 2006)
99.3	Charter of the Nominating/Corporate Governance Committee of the Company's Board of Directors, as revised August 29, 2006 (incorporated by reference to the Company's report on Form 8-K dated August 29, 2006)

* Management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYSTEMAX INC.

By: /s/ RICHARD LEEDS

Richard Leeds
Chairman and Chief Executive Officer

Date: March 13, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RICHARD LEEDS Richard Leeds	Chairman and Chief Executive Officer (Principal Executive Officer)	March 13, 2008
/s/ BRUCE LEEDS Bruce Leeds	Vice Chairman	March 13, 2008
/s/ ROBERT LEEDS Robert Leeds	Vice Chairman	March 13, 2008
/s/ LAWRENCE P. REINHOLD Lawrence P. Reinhold	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 13, 2008
/s/ THOMAS AXMACHER Thomas Axmacher	Vice President and Controller (Principal Accounting Officer)	March 13, 2008
/s/ GILBERT FIORENTINO Gilbert Fiorentino	Director	March 13, 2008
/s/ ROBERT D. ROSENTHAL Robert D. Rosenthal	Director	March 13, 2008
/s/ STACY DICK Stacy Dick	Director	March 13, 2008
/s/ ANN R. LEVEN Ann R. Leven	Director	March 13, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Systemax, Inc.

We have audited the accompanying consolidated balance sheets of Systemax, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule included in the Index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Systemax, Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2007, Systemax, Inc. adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" and effective January 1, 2006, Systemax, Inc. adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Systemax, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York
March 12, 2008

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Shareholders of
Systemax, Inc.

We have audited Systemax, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Systemax, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Systemax, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Systemax, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007 of Systemax, Inc. and our report dated March 12, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York
March 12, 2008

SYSTEMAX INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except for share data)

	December 31,	
	2007	2006
ASSETS:		
Current assets:		
Cash and cash equivalents	$128,021	$86,964
Accounts receivable, net of allowances of $11,817 and $11,370	197,397	164,615
Inventories, net	250,222	233,136
Prepaid expenses and other current assets	20,589	26,919
Deferred income tax assets, net	9,360	7,727
Total current assets	605,589	519,361
Property, plant and equipment, net	48,480	48,586
Deferred income tax assets, net	18,652	14,041
Other assets	1,150	2,173
Total assets	$673,871	$584,161
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities:		
Short-term borrowings, including current portions of long-term debt	$4,302	$12,788
Accounts payable	245,264	201,486
Accrued expenses and other current liabilities	82,570	75,688
Total current liabilities	332,136	289,962
Long-term debt	254	483
Other liabilities	5,646	4,226
Total liabilities	338,036	294,671
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, par value $.01 per share, authorized 25 million shares; issued none		
Common stock, par value $.01 per share, authorized 150 million shares; issued 38,332,990 and 38,331,990 shares; outstanding 36,092,067 and 35,341,377 shares	383	383
Additional paid-in capital	173,381	172,983
Common stock in treasury at cost – 2,240,923 and 2,990,613 shares	(26,324)	(35,131)
Retained earnings	176,684	144,074
Accumulated other comprehensive income, net of tax	11,711	7,181
Total shareholders' equity	335,835	289,490
Total liabilities and shareholders' equity	$673,871	$584,161

See notes to consolidated financial statements.

SYSTEMAX INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended December 31,		
	2007	2006	2005
Net sales	$2,779,875	$2,345,165	$2,115,518
Cost of sales	2,353,574	2,002,246	1,808,231
Gross profit	426,301	342,919	307,287
Selling, general and administrative expenses	330,797	281,015	268,327
Restructuring and other charges	-	-	4,151
Operating income	95,504	61,904	34,809
Interest and other income, net	(5,505)	(9,475)	(735)
Interest expense	986	1,684	2,670
Income before income taxes	100,023	69,695	32,874
Provision for income taxes	30,542	24,548	21,433
Net income	$69,481	$45,147	$11,441
Net income per common share:			
Basic	$1.93	$1.29	$.33
Diluted	$1.84	$1.22	$.31
Weighted average common and common equivalent shares:			
Basic	35,968	34,960	34,646
Diluted	37,688	36,881	36,488

See notes to consolidated financial statements.

SYSTEMAX INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$69,481	$45,147	$11,441
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	8,780	8,185	9,994
(Gain) loss on dispositions and abandonment	(1,032)	(7,721)	1,279
Provision (benefit) for deferred income taxes	(6,106)	2,254	6,228
Provision for returns and doubtful accounts	4,575	1,503	7,620
Compensation expense related to equity compensation plans	4,159	2,330	1,004
Tax benefit of employee stock plans	-	-	12
Changes in operating assets and liabilities:			
Accounts receivable	(27,786)	(3,917)	(31,722)
Inventories	(13,229)	(36,216)	(3,457)
Prepaid expenses and other current assets	9,229	(10,060)	3,989
Income taxes payable/receivable	(235)	(4,234)	527
Accounts payable, accrued expenses and other current liabilities	45,247	37,055	20,430
Net cash provided by operating activities	93,083	34,326	27,345
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	(7,950)	(6,701)	(5,896)
Proceeds from disposals of property, plant and equipment	28	18,938	103
Net cash provided by (used in) investing activities	(7,922)	12,237	(5,793)
CASH FLOWS FROM FINANCING ACTIVITIES:			
(Repayments) proceeds of borrowings from banks	(8,708)	(16,473)	13,889
Repayments of long-term debt and capital lease obligations	(328)	(8,305)	(9,978)
Dividends paid	(36,588)	-	-
Proceeds from issuance of common stock, net of repurchases	972	1,602	780
Excess tax benefit from exercises of stock options	2,160	1,030	-
Net cash provided by (used in) financing activities	(42,492)	(22,146)	4,691
EFFECTS OF EXCHANGE RATES ON CASH	(1,612)	(744)	791
NET INCREASE IN CASH AND CASH EQUIVALENTS	41,057	23,673	27,034
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	86,964	63,291	36,257
CASH AND CASH EQUIVALENTS – END OF YEAR	$128,021	$86,964	$63,291
Supplemental disclosures:			
Interest paid	$1,182	$1,861	$2,498
Income taxes paid	$30,275	$26,465	$15,522
Supplemental disclosures of non-cash investing and financing activities:			
Acquisitions of equipment through capital leases	$251	$776	-

See notes to consolidated financial statements.

SYSTEMAX INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock							
	Number of Shares Out-Standing	Amount	Additional Paid-in Capital	Treasury Stock, At Cost	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net of Tax	Unearned Restricted Stock Compensation	Comprehensive Income (Loss)
Balances, January 1, 2005	34,433	$382	$180,640	$(44,630)	$87,486	$3,920	$(5,166)	$-
Change in cumulative translation adjustment						(3,027)		(3,027)
Exercise of stock options	328		(3,078)	3,858				
Tax benefit of employee stock plans			12					
Grant of restricted stock units								
Amortization of unearned restricted stock compensation							1,004	
Net income					11,441			11,441
Total comprehensive income								$8,414
Balances, December 31, 2005	34,761	382	177,574	(40,772)	98,927	893	(4,162)	
Reversal of unamortized unearned restricted stock compensation			(4,162)				4,162	
Stock-based compensation expense			2,330					
Issuance of restricted stock,net	100	1						
Exercise of stock options	480		(4,039)	5,641				
Income tax benefit on stock-based compensation			1,280					
Change in cumulative translation adjustment						6,288		6,288
Net income					45,147			45,147
Total comprehensive income								$51,435
Balances, December 31, 2006	35,341	383	172,983	(35,131)	144,074	7,181	-	
Stock-based compensation expense			4,009					
Issuance of restricted stock	205		(2,843)	2,406				
Exercise of stock options	546		(3,569)	6,401				
Income tax benefit on stock-based compensation			2,801					
Cumulative effect of adoption of FIN 48					(283)			
Change in cumulative translation adjustment net						4,530		4,530
Dividends paid					(36,588)			
Net income					69,481			69,481
Total comprehensive income								$74,011
Balances, December 31, 2007	36,092	$383	$173,381	($26,324)	$176,684	$11,711	$ -	

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of Systemax Inc. and its wholly-owned subsidiaries (collectively, the "Company" or "Systemax"). All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year balance sheet amounts have been reclassified to conform to current year presentation.

Use of Estimates In Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year – Effective the fourth quarter of 2007, the Company changed its fiscal year end from a calendar year ending on December 31 to a fiscal year ending at midnight on the Saturday closest to December 31. Fiscal years will typically include 52 weeks, but every few years will include 53 weeks which was the case in 2005. For clarity of presentation herein, all fiscal years are referred to as if they ended on December 31. The fiscal year will be divided into four fiscal quarters that each end at midnight on a Saturday. Fiscal quarters will typically include 13 weeks, but the fourth quarter will include 14 weeks in a 53 week fiscal year. For clarity of presentation herein, all fiscal quarters are referred to as if they ended on the traditional calendar month. The effect of the change in year end in 2007 was de minimis.

Foreign Currency Translation – The Company has operations in numerous foreign countries. The functional currency of in each foreign country is the local currency. The financial statements of the Company's foreign entities are translated into U.S. dollars, the reporting currency, using year-end exchange rates for assets and liabilities, average exchange rates for the statement of operations items and historical rates for equity accounts. The translation differences are recorded as a separate component of shareholders' equity.

Cash and Cash Equivalents – The Company considers amounts held in money market accounts and other short-term investments, including overnight bank deposits, with an original maturity date of three months or less to be cash equivalents.

Inventories – Inventories consist primarily of finished goods and are stated at the lower of cost or market value. Cost is determined by using the first-in, first-out method. Allowances are maintained for obsolete, slow-moving and non-saleable inventory.

Property, Plant and Equipment – Property, plant and equipment is stated at cost. Depreciation of furniture, fixtures and equipment, including equipment under capital leases, is on the straight-line or accelerated method over their estimated useful lives ranging from three to ten years. Depreciation of buildings is on the straight-line method over estimated useful lives of 30 to 50 years. Leasehold improvements are amortized over the lesser of the useful lives or the term of the respective leases.

Capitalized Software Costs – The Company capitalizes purchased software ready for service and capitalizes software development costs incurred on significant projects from the time that the preliminary project stage is completed and management commits to funding a project until the project is substantially complete and the software is ready for its intended use. Capitalized costs include materials and service costs and payroll and payroll-related costs. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the underlying system, generally five years.

Evaluation of Long-lived Assets – Long-lived assets are evaluated for recoverability whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair market value of the asset is recognized.

Accruals – Management makes estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. These estimates are based upon various factors such as the number of units sold, historical and anticipated results and data received from third party vendors. Actual results could differ from these estimates. Our most significant estimates include those related to the costs of vendor drop shipments, sales returns and allowances, cooperative advertising and customer rebate reserves, and other vendor and employee related costs.

Product Warranties – Provisions for estimated future expenses relating to product warranties for the Company's assembled PCs are recorded as cost of sales when revenue is recognized. Liability estimates are determined based on management judgment considering such factors as the number of units sold, historical and anticipated rates of warranty claims and the likely current cost of corrective action. The changes in accrued product warranties were as follows (in thousands):

	Year ended December 31		
	2007	2006	2005
Balance, beginning of year	$1,061	$1,316	$2,011
Charged to expense	1,400	1,556	21
Deductions	(1,547)	(1,811)	(716)
Balance, end of year	$ 914	$1,061	$1,316

Income Taxes – Deferred tax assets and liabilities are recognized for the effect of temporary differences between the book and tax bases of recorded assets and liabilities and for tax loss carry forwards. The realization of net deferred tax assets is dependent upon our ability to generate sufficient future taxable income. Where it is more likely than not that some portion or of the deferred tax asset will not be realized, we have provided a valuation allowance. If the realization of those deferred tax assets in the future is considered more likely than not, an adjustment to the deferred tax assets would increase net income in the period such determination is made.

Revenue Recognition and Accounts Receivable – The Company recognizes sales of products, including shipping revenue, when persuasive evidence of an order arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Generally, these criteria are met at the time the product is received by the customers when title and risk of loss have transferred. Allowances for estimated subsequent customer returns, rebates and sales incentives are provided when revenues are recorded. Costs incurred for the shipping and handling of its products are recorded as cost of sales. Revenue from extended warranty and support contracts on the Company's assembled PCs is deferred and recognized over the contract period.

Accounts receivable are shown in the consolidated balance sheets net of allowances for doubtful collections and subsequent customer returns.

Advertising Costs – Advertising costs, consisting primarily of catalog preparation, printing and postage expenditures, are amortized over the period of catalog distribution during which the benefits are expected, generally one to six months. Expenditures relating to television and local radio advertising are expensed in the period the advertising takes place.

Net advertising expenses were $47.2 million, $37.4 million and $39.4 million during 2007, 2006 and 2005 are included in the accompanying Consolidated Statements of Operations. The Company utilizes advertising programs to support vendors, including catalogs, internet and magazine advertising, and receives payments and credits from vendors, including consideration pursuant to volume incentive programs and cooperative marketing programs. The Company accounts for consideration from vendors as a reduction of cost of sales unless certain conditions are met showing that the funds are used for specific, incremental, identifiable costs, in which case the consideration is accounted for as a reduction in the related expense category, such as advertising expense. The amount of vendor consideration recorded as a reduction of selling, general and administrative expenses totaled $42.6 million, $39.6 million and $39.1 million during 2007, 2006 and 2005.

Prepaid expenses as of December 2007 and 2006 include deferred advertising costs of $3.9 million and $3.5 million which are reflected as an expense during the periods benefited, typically the subsequent fiscal quarter.

Stock based compensation – Effective January 1, 2006, the Company adopted the provisions of SFAS 123(R), using the modified-prospective-transition method. Under that transition method, compensation cost recognized for the year ended December 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for the vested portion of share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

The fair value of employee share options is recognized in expense over the vesting period of the options, using the graded attribution method. The fair value of employee share options is determined on the date of grant using the Black-Scholes option pricing model. The Company has used historical volatility in its estimate of expected volatility. The expected life represents the period of time (in years) for which the options granted are expected to be outstanding. The Company used the simplified method for determining expected life as permitted in SEC Staff Accounting Bulletin 107 for options qualifying for such treatment ("plain-vanilla" options) due to the limited history the Company currently has with option exercise activity. The risk-free interest rate is based on the U.S. Treasury yield curve.

The Company receives an income tax deduction for stock options exercised by employees in the United States equal to the excess of the market value of our common stock on the date of exercise over the option price. Prior to the adoption of SFAS 123(R), the income tax benefit from the exercise of stock options was presented as a component of cash flow from operating activities. SFAS 123(R) requires the excess tax benefits (tax benefits resulting from tax deductions in excess of compensation cost recognized) to be classified as a cash flow provided by financing activities.

In periods prior to 2006, the Company followed the accounting provisions of Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees" for stock-based compensation and provided the pro forma disclosures required under SFAS 148, "Accounting for Stock-based Compensation – Transition and Disclosure." No stock-based employee compensation was reflected in net income (loss), as all options granted under the plans had an exercise price equal to the market value of the underlying stock on the date of grant (See Note 7).

Net Income Per Common Share – Net income per common share basic is calculated based upon the weighted average number of common shares outstanding during the respective periods presented. Net income per common share diluted is calculated based upon the weighted average number of common shares outstanding and included the equivalent shares for dilutive securities outstanding during the respective periods, where the effect is anti-dilutive. The dilutive effect of outstanding options issued by the Company is reflected in net income per share - diluted using the treasury stock method. Under the treasury stock method, options will only have a dilutive effect when the average market price of common stock during the period exceeds the exercise price of the options. Equivalent common shares of 1,087,000, 989,000 and 842,000 in 2007, 2006 and 2005 were included for the diluted calculation. The weighted average number of stock options outstanding excluded from the computation of diluted earnings per share was 0, 36,000 and 503,000 in 2007, 2006 and 2005 due to their antidilutive effect.

Comprehensive Income – Comprehensive income consists of net income and foreign currency translation adjustments and is included in the Consolidated Statements of Shareholders' Equity. Comprehensive income was $74,011,000, $51,435,000 and $8,414,000 in 2007, 2006 and 2005, respectively.

Employee Benefit Plans - The Company's U.S. subsidiaries participate in a defined contribution 401(k) plan covering substantially all U.S. employees. Employees may invest 1% or more of their eligible compensation, limited to maximum amounts as determined by the Internal Revenue Service. The Company provides a matching contribution to the plan, determined as a percentage of the employees' contributions. Aggregate expense to the Company for contributions to such plans was approximately $614,000, $514,000 and $455,000 in 2007, 2006 and 2005.

Fair Value of Financial Instruments - Financial instruments consist primarily of investments in cash and cash equivalents, trade accounts receivable, accounts payable and debt obligations. The Company estimates the fair value of financial instruments based on interest rates available to the Company and by comparison to quoted market prices. At December 31, 2007 and 2006, the carrying amounts of cash and cash equivalents, accounts receivable, income taxes receivable and payable and accounts payable are considered to be representative of their respective fair values due to their short-term nature. The carrying amounts of the notes payable to banks and the term loan payable are considered to be representative of their respective fair values as their interest rates are based on market rates. The estimated fair value of the Company's mortgage loan payable was $8.8 million at December 31, 2005.

Concentration of Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents and accounts receivable. The Company's excess cash balances are invested with high credit quality issuers. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers and their geographic dispersion comprising the Company's customer base. The Company also performs on-going credit evaluations and maintains allowances for potential losses as warranted.

Adoption of New Accounting Standard – Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. At January 1, 2007, the Company had a liability for unrecognized tax benefits of $3,379,000 (including interest and penalties of $731,000) of which $283,000 was charged to retained earnings at January 1, 2007. Of this total, $2,586,000 (net of the federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in any future periods.

The Company or one of its subsidiaries file U.S. federal income tax returns and tax returns in various state and foreign jurisdictions in Canada and Western Europe. The Company's U.S. federal income tax returns have been examined by the Treasury Department through 2001. State and local tax returns have been examined through various dates from 2001 to 2005 with ongoing tax examinations pending in several states. Included in the Company's FIN 48 liability is a current liability of $2,264,000 for the expected taxes and interest and penalties relating to pending state tax examinations involving disputed allocations of income; no issues have been raised to date with respect to the other pending state tax examinations.

With the exception of the current liability of $2,264,000, the Company's remaining tax liabilities and interest with respect to unrecognized tax benefits have been reclassified to other non-current liabilities on the balance sheet because payment of cash is not anticipated within one year. This amount at January 1, 2007 aggregates to approximately $1,115,000, including $305,000 for interest and penalties. The Company's continuing practice is to record interest and penalties related to tax positions in income tax expense in its consolidated statement of operations.

During 2007, the Company resolved a state tax issue by paying an assessment of approximately $1,901,000 (including $169,000 in interest) to a state taxing authority. As of December 2007 the Company's liability for unrecognized tax benefits was approximately $1,547,000 (including interest and penalties of approximately $632,000).

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157 "Fair Value Measurements" which is effective for fiscal years beginning after November 15, 2007. This statement was issued to increase consistency and comparability in fair value measurements and for expanded disclosures about fair value measurements. The Company is currently evaluating the potential impact, if any, of this pronouncement.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities (including an amendment of FASB Statement No. 115)" which is effective for fiscal years beginning after November 15, 2007. This interpretation was issued to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company is currently evaluating the potential impact, if any, of this pronouncement.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations," which replaces FASB Statement 141. SFAS No.141R retains the requirement that the acquisition method of accounting be used for business combinations. The objective of SFAS No. 141R is to improve the relevance, representational faithfulness and comparability that reporting entities provide in their financial reports about business combinations and their effects. SFAS 141R establishes principles and requirements for how an acquirer 1) recognizes and measures identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree, 2) recognizes and measures the goodwill acquired in the combination or a gain from a bargain purchase and 3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of this pronouncement.

In December 2007, the FASB issued SFAS No. 160, "Accounting and Reporting of Noncontrolling Interest" ("SFAS No. 160"). The objective of SFAS 160 is to improve the relevance, comparability and transparency of the financial information that reporting entities provide related to noncontrolling interests, sometimes referred to as minority interests. SFAS No. 160 requires, among other things, that noncontrolling interests be shown separately in the consolidated entity's equity section of the balance sheet. SFAS No. 160 also establishes accounting and reporting standards for ownership interest in subsidiaries held by parties other than the parent, for presentation of amounts of consolidated net income attributable to the parent and the noncontrolling interest, for consistency in accounting for changes in a parent's ownership interest when the parent retains a controlling interest, for the valuation of retained noncontrolling equity interests when a subsidiary is deconsolidated and for providing sufficient disclosure that identifies and distinguishes the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective beginning January 1, 2009. The Company is currently evaluating the potential impact, if any, of this pronouncement.

2. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net consist of the following (in thousands):

	December 31,	
	2007	2006
Land and buildings	$33,950	$33,525
Furniture and fixtures, office, computer and other equipment and software	82,838	77,478
Leasehold improvements	12,748	12,762
	129,536	123,765
Less accumulated depreciation and amortization	81,056	75,179
Property, plant and equipment, net	$48,480	$48,586

Included in property, plant and equipment are assets under capital leases, as follows (in thousands):

	2007	2006
Furniture and fixtures, office, computer and other equipment	$2,609	$2,358
Less: Accumulated amortization	1,813	1,270
	$796	$1,088

3. RELATED PARTY TRANSACTIONS

The Company leased its headquarters office/warehouse facility from affiliates during 2007, 2006 and 2005 (see Note 10). Rent expense under the lease aggregated $612,000 in each of those years. The Company believes that these payments were no higher than would be paid to an unrelated lessor for comparable space.

4. CREDIT FACILITIES

In October 2005, the Company amended and restated its $70,000,000 revolving credit agreement with a group of financial institutions to increase the amount available to $120,000,000 (which may be increased by up to $30 million, subject to certain conditions) and to provide for borrowings by the Company's United States and United Kingdom subsidiaries. The borrowings are secured by all of the domestic and United Kingdom accounts receivable, the domestic inventories of the Company, the Company's United Kingdom headquarters building and the Company's shares of stock in its domestic and United Kingdom subsidiaries. The credit facility expires and outstanding borrowings thereunder are due on October 26, 2010. The borrowings under the agreement are subject to borrowing base limitations of up to 85% of eligible accounts receivable and up to 40% of qualified inventories. The interest on outstanding advances is payable monthly, at the Company's option, at the agent bank's base rate (at December 31, 2007) plus 0.25% or the bank's daily LIBOR rate (at December 31, 2007) plus 1.25% to 2.25%. The undrawn availability under the facility may not be less than $15 million until the last day of any month in which the availability net of outstanding borrowings is at least $70 million. The facility also calls for a commitment fee payable quarterly in arrears of 0.375% of the average daily unused portions of the facility. The revolving credit agreement requires that a minimum level of availability be maintained. If such availability is not maintained, the Company will be required to maintain a fixed charge coverage ratio (as defined). The agreement contains certain other covenants, including restrictions on capital expenditures and payments of dividends. We were in compliance with all of the covenants as of December 31, 2007. As of December 31, 2007, eligible collateral under the agreement was $106.9 million and total availability was $97.0 million. There were outstanding letters of credit of $9.7 million and there were no outstanding advances.

The Company's Netherlands subsidiary maintains a €5 million ($7.4 million at the December 31, 2007 exchange rate) credit facility with a local financial institution. Borrowings under the facility are secured by the subsidiary's accounts receivable and are subject to a borrowing base limitation of 85% of the eligible accounts. At December 31, 2007 and, 2006 was €2.6 million and €2.2 million ($3.9 million and $3.0 million) of borrowings outstanding under this line with interest payable at a rate of 7.05%. The facility expires in September 2008.

The weighted average interest rate on short-term borrowings was 7.5%, 7.8%, and 6.4% in 2007, 2006 and 2005.

5. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,	
	2007	2006
Payroll and employee benefits	$21,850	$17,151
Income taxes payable	2,297	2,327
Freight	10,908	6,106
Deferred revenue	5,704	2,653
Other	41,811	47,451
	$82,570	$75,688

6. LONG-TERM DEBT

Long-term debt consists of (in thousands):

	December 31,	
	2007	2006
Capitalized equipment lease obligations	$703	$1,031
Less: current portion	449	548
	$254	$483

The aggregate maturities of long-term debt outstanding at December 31, 2007 are as follows (in thousands):

	2008	2009	2010	2011	2012
Maturities	$449	$173	$71	$10	$0

7. STOCK-BASED COMPENSATION PLANS

The Company currently has four equity compensation plans which reserve shares of common stock for issuance to key employees, directors, consultants and advisors to the Company. The following is a description of these plans:

The 1995 Long-term Stock Incentive Plan - This plan, adopted in 1995, allowed the Company to issue qualified, non-qualified and deferred compensation stock options, stock appreciation rights, restricted stock and restricted unit grants, performance unit grants and other stock based awards authorized by the Compensation Committee of the Board of Directors. Options issued under this plan expire ten years after the options are granted. The ability to grant new awards under this plan ended on December 31, 2005 but awards granted prior to such date continue until their expiration. A total of 862,867 options were outstanding under this plan as of December 31, 2007.

The 1995 Stock Option Plan for Non-Employee Directors - This plan, adopted in 1995, provides for automatic awards of non-qualified options to directors of the Company who are not employees of the Company or its affiliates. All options granted under this plan will have a ten year term from grant date and are immediately exercisable. A maximum of 100,000 shares may be granted for awards under this plan. The ability to grant new awards under this plan ended on October 12, 2006 but awards granted prior to such date continue until their expiration. A total of 39,000 options were outstanding under this plan as of December 31, 2007.

The 1999 Long-term Stock Incentive Plan, as amended ("1999 Plan") - This plan was adopted on October 25, 1999 with substantially the same terms and provisions as the 1995 Long-term Stock Incentive Plan. A maximum of 5.0 million shares may be granted under this plan. The maximum number of shares granted per type of award to any individual may not exceed 1,500,000 in any calendar year and 3,000,000 in total. No award shall be granted under this plan after December 31, 2009. Restricted stock grants and common stock awards reduce stock options otherwise available for future grant. A total of 1,739,070 options and 600,000 restricted stock units were outstanding under this plan as of December 31, 2007.

The 2006 Stock Incentive Plan For Non-Employee Directors – This plan, adopted by the Company's stockholders on October 11, 2006, replaces the 1995 Stock Option Plan for Non-Employee Directors. The Company adopted the plan so that it could offer directors of the Company who are not employees of the Company or of any entity in which the Company has more than a 50% equity interest ("independent directors") an opportunity to participate in the ownership of the Company by receiving options to purchase shares of common stock at a price equal to the fair market value at the date of grant of the option and restricted stock awards. Awards for a maximum of 200,000 shares may be granted under this plan. A total of 15,000 options were outstanding under this plan as of December 31, 2007.

Shares issued under our share-based compensation plans are usually issued from shares of our common stock held in the treasury.

Adoption of SFAS 123(R)

Effective January 1, 2006, the Company adopted the provisions of SFAS 123(R), using the modified-prospective-transition method. Under that transition method, compensation cost recognized for the year ended December 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for the vested portion of share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

The fair value of employee share options is recognized in expense over the vesting period of the options, using the graded attribution method. The fair value of employee share options is determined on the date of grant using the Black-Scholes option pricing model. The Company has used historical volatility in its estimate of expected volatility. The expected life represents the period of time (in years) for which the options granted are expected to be outstanding. The Company used the simplified method for determining expected life as permitted in SEC Staff Accounting Bulletin 107 for options qualifying for treatment ("plain-vanilla" options) due to the limited history the Company currently has with option exercise activity. The risk-free interest rate is based on the U.S. Treasury yield curve.

Compensation cost related to non-qualified stock options recognized in operating results (selling, general and administrative expense) for the years ended December 31, 2007 and 2006 was $3,435,000 and $1,756,000, respectively. The related future income tax benefits recognized for the years ended December 31, 2007 and 2006 were $1,147,000 and $599,000, respectively.

Stock options

The following table presents the weighted-average assumptions used to estimate the fair value of options granted in 2007, 2006 and 2005:

	2007	2006	2005
Expected annual dividend yield	0%	0%	0%
Risk-free interest rate	4.93%	4.76%	4.5%
Expected volatility	71.2%	78.2%	79%
Expected life in years	6.2	6.0	5.2

The following table summarizes information concerning outstanding and exercisable options:

			Weighted Average			
	2007		2006		2005	
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Outstanding at beginning of year	2,629,076	$ 4.69	2,657,419	$ 3.93	3,241,251	$ 3.96
Granted	699,050	$ 19.45	479,334	$ 8.01	75,000	$ 6.25
Exercised	(545,815)	$ 5.19	(480,203)	$ 3.33	(328,374)	$ 2.37
Cancelled or expired	(126,374)	$15.64	(27,474)	$12.84	(330,458)	$ 6.35
Outstanding at end of year	2,655,937	$ 7.95	2,629,076	$ 4.69	2,657,419	$ 3.93
Options exercisable at year end	1,645,639		1,891,426		1,891,155	
Weighted average fair value per option granted during the year	$13.19		$ 5.64		$ 4.21	

The total intrinsic value of options exercised and share based payments made was $6,517,000, $3,501,000 and $679,000, respectively, for the years ended December 31 2007, 2006 and 2005.

The following table summarizes information about options vested and exercisable or nonvested that are expected to vest (nonvested outstanding less expected forfeitures) at December 31, 2007:

Range of Exercise Prices	Number Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
$ 1.76 to $ 5.00	996,682	$ 2.11	4.67	$18,345
$ 5.01 to $ 15.00	1,005,330	$ 6.40	6.50	14,282
$ 15.01 to $ 20.00	486,338	$19.01	9.41	650
$ 20.01 to $ 20.15	100,000	$20.15	9.11	37
$ 1.76 to $ 20.15	2,588,350	$ 7.95	6.44	$33,314

The aggregate intrinsic value in the tables above represents the total pretax intrinsic value (the difference between the closing stock price on the last day of trading in the year December 31, 2007 and the exercise price) that would have been received by the option holders had all options been exercised on December 31, 2007. This value will change based on the fair market value of the Company's common stock.

The following table reflects the activity for all unvested stock options during the year ended December 31, 2007:

	For Shares	Weighted Average Grant-Date Fair Value
Unvested at January 1, 2007	737,650	$ 3.71
Granted	699,050	$13.19
Vested	(270,903)	$ 2.48
Forfeited	(67,999)	$ 4.68
Unvested at December 31, 2007	1,097,798	$ 9.99

At December 31, 2007, there was approximately $5,500,000 of unrecognized compensation costs related to unvested stock options, which is expected to be recognized over a weighted average period of 1.6 years. The total fair value of stock

options vested during the years ended December 31, 2007, 2006 and 2005 was $671,000, $1,502,000 and $761,000, respectively.

Restricted Stock and Restricted Stock Units

In October 2004, the Company granted 1,000,000 restricted stock units under the 1999 Plan to a key employee who is also a Company director. A restricted stock unit represents the right to receive a share of the Company's common stock. The restricted stock units have none of the rights as other shares of common stock until common stock is distributed, other than rights to cash dividends. The restricted stock unit award was a non-performance award which vests at the rate of 20% on May 31, 2005 and 10% per year on April 1, 2006 and each year thereafter. The share-based expense for restricted stock awards was determined based on the market price of the Company's stock at the date of the award. Compensation expense related to the restricted stock award was approximately $574,000 in 2007 and 2006 and $1,005,000 in 2005. Share-based compensation expense for restricted stock issued to Directors was $75,000 in each of the years ended December 31, 2007 and 2006.

Under the provisions of SFAS 123(R), the balance sheet recognition of unearned compensation is no longer allowed. As of January 1, 2006, the balance of Unearned Restricted Stock Compensation was reversed into Additional Paid-in Capital on the Company's balance sheet. As of December 31, 2007, there was unrecognized stock-based compensation of $3.0 million related to the restricted stock award, which is expected to be recognized over a weighted-average period of 5.0 years.

Prior to the Adoption of SFAS 123(R)

Prior to 2006, the Company elected to follow the accounting provisions of APB Opinion 25 for stock-based compensation and to provide the pro forma disclosures required under SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." Accordingly, the Company did not recognize compensation expense for stock option grants made at an exercise price equal to or in excess of the market value of the underlying stock on the date of grant for periods prior to January 1, 2006. The following table illustrates the effect on net income per share had compensation costs of the plans been determined under a fair value alternative method as stated in SFAS 123, "Accounting for Stock-Based Compensation" (in thousands, except per share data):

	2005
Net income - as reported	$11,441
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	647
Deduct: Stock-based employee compensation expense determined under fair value based method, net of related tax effects	915
Pro forma net income	$11,173
Basic net income per common share:	
Net income – as reported	$.33
Net income – pro forma	$.32
Diluted net income per common share:	
Net income – as reported	$.31
Net income – pro forma	$.31

The weighted average remaining contractual life of the stock options outstanding was 6.7 years at December 31, 2005.

8. RESTRUCTURING AND OTHER CHARGES

The Company periodically assesses its operations to ensure that they are efficient, aligned with market conditions and responsive to customer needs. During the year ended December 31, 2005, management approved and implemented restructuring actions which included workforce reductions and facility consolidations. The following table summarizes the amounts recognized by the Company as restructuring and other charges for the periods presented (in thousands):

Years ended December 31,	2005
2003 United States warehouse consolidation plan	$122
2002 United Kingdom consolidation plan	(93)
Litigation settlements	300
Other severance and exit costs	3,822
Total restructuring and other charges	$4,151

2003 United States Warehouse Consolidation Plan
In the fourth quarter of 2003, the Company implemented a plan to consolidate the warehousing facilities in its United States computer supplies business. The Company recorded $122,000 of additional severance costs in 2005 related to this plan.

2002 United Kingdom Consolidation Plan
In 2002 the Company implemented a restructuring plan to consolidate the activities of three United Kingdom locations into a new facility constructed for the Company. During 2005 the Company recorded $93,000 of gain related to this plan as actual costs were less than anticipated.

Litigation Settlements
In May 2006, the Company entered into a stipulation of settlement with all of the plaintiffs who had filed derivative complaints in 2005 alleging misconduct in connection with the Company's restatement of its 2004 financial results (see Note 10).

Other Severance and Exit Costs
The Company recorded restructuring costs of $3.8 million during 2005 in Europe in connection with workforce reductions and facility exit costs. In 2005, these costs were comprised of employee severance costs.

The following table summarizes the components of the accrued restructuring charges and the movements within these components during 2007, 2006 and 2005 (in thousands). The balance of the restructuring reserves is included in the Consolidated Balance Sheets within accrued expenses and other current liabilities.

	Severance and Personnel Costs	Other Exit Costs	Total
Balance as of January 1, 2005	$633	$1,396	$2,029
Charged to expense in 2005	3,945	(93)	3,852
Amounts utilized	(4,325)	(1,038)	(5,363)
Balance at December 31, 2005	253	265	518
Amounts utilized	(253)	(176)	(429)
Balance at December 31, 2006	$0	$89	$89
Amounts utilized	(0)	(89)	(89)
Balance at December 31, 2007	$0	$0	$0

9. INCOME TAXES

The components of income (loss) before income taxes are as follows (in thousands):

	Year Ended December 31,		
	2007	2006	2005
United States	$81,832	$53,587	$38,912
Foreign	18,191	16,108	(6,038)
Total	$ 100,023	$69,695	$32,874

The provision (benefit) for income taxes consists of the following (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Current:			
Federal	$26,174	$15,437	$10,499
State	4,842	3,179	3,146
Foreign	5,632	3,678	1,560
Total current	36,648	22,294	15,205
Deferred:			
Federal	(1,004)	1,235	(265)
State	277	511	(490)
Foreign	(5,379)	508	6,983
Total deferred	(6,106)	2,254	6,228
TOTAL	$30,542	$24,548	$21,433

Income taxes are accrued and paid by each foreign entity in accordance with applicable local regulations.

A reconciliation of the difference between the income tax expense (benefit) and the computed income tax expense based on the Federal statutory corporate rate is as follows (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Income tax at Federal statutory rate	$35,008	$24,407	$11,506
State and local income taxes (benefits) and changes in valuation allowances, net of federal tax benefit	3,332	2,577	1,311
Foreign taxes at rates different from the U.S. rate	(2,260)	1,199	1,703
Changes in valuation allowances for foreign deferred tax assets	(6,184)	(2,260)	10,194
Tax credits	-	(718)	(197)
Non-deductible items	963	-	-
Adjustment for prior year taxes	(593)	(760)	(3,205)
Other items, net	276	103	121
	$30,542	$24,548	$21,433

The deferred tax assets (liabilities) are comprised of the following (in thousands):

	December 31, 2007	December 31, 2006
Current:		
Deductible assets	$(773)	$(876)
Accrued expenses and other liabilities	8,379	8,063
Inventory	2,374	1,596
Other	(524)	(318)
Valuation allowances	(96)	(738)
Total current assets, net	9,360	7,727
Non-current:		
Net operating loss and credit carryforwards	12,462	15,881
Accelerated depreciation	3,494	3,520
Intangible and other assets	6,791	8,453
Other	3,196	3,328
Valuation allowances	(7,291)	(17,141)
Subtotal non-current assets, net	18,652	14,041
TOTAL	$28,012	$21,768

The Company has not provided for federal income taxes applicable to the undistributed earnings of its foreign subsidiaries of approximately $33.8 million as of December 31, 2007, since these earnings are indefinitely reinvested. The Company has foreign net operating loss carryforwards which expire through 2022 except for carryforwards in the United Kingdom which have no expiration. The Company records these benefits as assets to the extent that utilization of such assets is more likely than not; otherwise, a valuation allowance has been recorded. The Company has also provided valuation allowances for certain state deferred tax assets and net operating loss carryforwards where it is not likely they will be realized.

In the fourth quarter of 2005, the Company recorded a valuation allowance of $10.2 million related to carryforward losses and deferred tax assets in the United Kingdom. The Company's United Kingdom subsidiary had recorded losses and has been affected by restructuring activities in recent years. These losses and the loss incurred for the year ended December 31, 2005 represented evidence for management to estimate that a full valuation allowance for the net deferred tax assets was necessary. In the fourth quarter of 2005, the Company also recorded an income tax benefit of $2.7 million as a result of a favorable decision received in connection with a petition submitted in connection with audit assessments made in 2002 and 2004 in a foreign jurisdiction. In the fourth quarter of 2007 the Company's United Kingdom subsidiary emerged from its cumulative loss position and the remaining valuation allowance against the deferred tax assets of the United Kingdom of approximately $5.9 million was reversed. In the fourth quarter of 2007 the Company recorded a valuation allowance of approximately $1.7 million against the deferred tax assets of its German subsidiary as the result of the German subsidiary entering a cumulative loss position and uncertainty as to whether or not future earnings will be sufficient to enable utilization of those assets.

As of December 31, 2007, the valuation allowances of approximately $7.4 million related to net operating loss carryforwards in foreign jurisdictions of $6.0 million, $1.2 million for state net operating loss carryforwards and $0.2 million for other state deductible temporary differences. During the year ended December 31, 2007, valuation allowances decreased $10.5 million primarily as a result of the reversal of the valuation allowance in the United Kingdom, utilization of net operating losses and timing differences in the United Kingdom and utilization of state net operating loss deductions in the United States. Valuation allowances decreased $2.3 million in 2006 for carryforward losses utilized for which valuation allowances had been previously provided. As of December 31, 2006, the valuation allowances of $17.9 million included $11.4 million related to net operating loss carryforwards and $3.2 million for other deductible temporary differences in foreign jurisdictions, $3.0 million for state net operating loss carryforwards and $0.3 million for other state deductible temporary differences. During the year ended December 31, 2006, valuation allowances increased $2.6 million as a result of additional losses incurred in certain state jurisdictions and adjustments of prior year's allowances in foreign jurisdictions. As of December 31, 2005, the valuation allowances of $15.3 million included $11.1 million related to net operating loss carryforwards and $2.3 million for other deductible temporary differences in foreign jurisdictions and $1.5 million for state net operating loss carryforwards and $0.4 million for other state deductible temporary differences. During the year ended December 31, 2005, valuation allowances increased $5.6 million as a result of additional losses incurred in foreign and state jurisdictions, net of reductions resulting from changes in deferred tax assets due to changes in tax laws. Valuation allowances decreased $1,301,000 in 2005 for carryforward losses utilized for which valuation allowances had been previously provided.

The Company is routinely audited by federal, state and foreign tax authorities with respect to its income taxes. The Company regularly reviews and evaluates the likelihood of audit assessments and believes it has adequately accrued for exposures for tax liabilities resulting from future tax audits. To the extent the Company would be required to pay amounts in excess of reserves or prevail on matters for which accruals have been established, the Company's effective tax rate in a given period may be materially impacted. The Company's federal income tax returns for fiscal years 1996 through 2002 were audited by the Internal Revenue Service. The outcome of the audit did not have a material impact on the Company's consolidated financial statements. The Company has not signed any consents to extend the statute of limitations for any subsequent years. The Company's significant state tax returns have been audited through 2005. The Company considers its significant tax jurisdictions in foreign locations to be the United Kingdom, Canada, France, Italy and Germany. The Company remains subject to examination in the United Kingdom for years after 2001, in Canada for years after 2000, in France for years after 2004, in Italy for years after 2002 and in Germany for years after 2004.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. At January 1, 2007, the Company had a liability for unrecognized tax benefits of $3,379,000 (including interest and penalties of $731,000) of which $283,000 was charged to retained earnings at January 1, 2007. Of this total, $2,586,000 (net of the federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in any future periods. At December 31, 2007 the Company had a liability for unrecognized tax benefits of $1,547,000 (including interest and penalties of $631,000). Of this total, $1,467,000 (net of the federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in any future periods. The following table details activity of the Company's uncertain tax positions during 2007:

	December 31, 2007
Opening balance January 1,2007	$2,648
Decreases related to settlements with taxing authorities	(1,732)
Closing balance December 31, 2007	$916

Interest and penalties of approximately $69,000 related to unrecognized tax benefits were expensed in 2007 and are included in income tax expense. Within the next twelve months the Company believes it reasonably possible that certain tax positions may be reduced. The specific positions that may be reduced are related to certain ongoing state and foreign tax audits. The Company estimates that the unrecognized benefits may be reduced by $1.5 million.

10. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS

Leases - The Company is obligated under operating lease agreements for the rental of certain office and warehouse facilities and equipment which expire at various dates through September 2026. The Company currently leases one facility in New York from an entity owned by the Company's three principal shareholders and senior executive officers (see Note 3). The Company also acquires certain computer and communications equipment pursuant to capital lease obligations.

At December 31, 2007, the future minimum annual lease payments for capital leases and related and third-party operating leases were as follows (in thousands):

	Capital Leases	Third Party Operating Leases	Related Party Operating Lease	Total
2008	$471	$13,589	$860	$14,920
2009	186	13,204	895	14,285
2010	73	10,699	932	11,704
2011	10	9,651	970	10,631
2012		9,089	1,010	10,099
2013-2017		32,269	5,706	37,975
2018-2022		17,644		17,644
Thereafter		4,823		4,823
Total minimum lease payments	740	110,968	10,373	122,081
Less: sublease rental income		1,775		1,775
Lease obligation net of subleases	740	$109,193	$10,373	$120,306
Less amount representing interest	37			
Present value of minimum capital lease payments (including current portion of $449)	$703			

Annual rent expense aggregated approximately $14,760,000, including $612,000 to related parties, for 2007, $13,198,000, including $612,000 to related parties, for 2006 and $10,272,000, including $612,000 to related parties, for 2005. Rent expense for 2007 is net of sublease income of $853,000.

Litigation –

Kevin Vukson v. TigerDirect, Inc., OnRebate.com Inc. and Systemax Inc.

On October 18, 2007, Kevin Vukson filed a class action complaint in U.S. District Court (E.D.N.Y.) against TigerDirect, Inc., OnRebate.com Inc. and Systemax Inc. on behalf of himself and all OnRebate customers whose rebates were denied or delayed . (OnRebate.com Inc. is a rebate processing company owned by Systemax.) Vukson's Complaint alleges that since 2004 Systemax, TigerDirect and OnRebate have conducted a deceptive and unlawful enterprise by failing to pay rebates that should have been paid and delaying unnecessarily the payment of other rebates that were paid. Vukson alleges claims arising under Florida's Unfair, Deceptive Trade Practice Act, the federal RICO statute, along with claims for breach of contract, conspiracy to commit fraud and unjust enrichment. Systemax, TigerDirect and OnRebate have moved to dismiss the Complaint and to transfer the matter to the Southern District of Florida. The Court has not yet ruled on these motions and has not yet certified a class. The Company intends to vigorously defend this case.

State of Florida, Office of the Attorney General Subpoena

On January 2, 2008 the Company received a subpoena for documents from the Florida Attorney General's Office relating to the payment and processing of rebates by the Company. On January 30, 2008 the Company received a second subpoena for additional documents. The Company is cooperating with the Florida Attorney General's Office to provide the requested documents.

Other matters

Beginning on May 24, 2005, three shareholder derivative lawsuits were filed against various officers and directors of the Company and naming the Company as a nominal defendant in connection with the Company's restatements of its fiscal year 2003 and 2004 financial statements. The defendants and the Company denied all of the allegations of wrongdoing contained in the complaints. During 2006, the lawsuits were settled or dismissed. Pursuant to the settlement the defendants are released from liability and the Company adopted certain corporate governance principles including the appointment of a lead independent director to, among other things, assist the Board of Directors in assuring compliance with and implementation of the Company's corporate governance policies and paid $300,000 of the legal fees of the plaintiffs.

The Company has also been named as a defendant in other lawsuits in the normal course of its business, including those involving commercial, tax, employment and intellectual property related claims. Based on discussions with legal counsel, management believes the ultimate resolution of these lawsuits will not have a material effect on the Company's consolidated financial statements.

Contingency - The Company is required to collect sales tax on certain of its sales. In accordance with current laws, approximately 17.3%, 17.9%, 17% of the Company's domestic sales in 2007, 2006 and 2005 were subject to sales tax. Changes in law could require the Company to collect sales tax in additional states and subject the Company to liabilities related to past sales.

11. SEGMENT AND RELATED INFORMATION

The Company operates in one primary business as a reseller of business products to commercial and consumer users. The Company operates and is internally managed in three operating segments, Technology Products, Industrial Products and Hosted Software. The Company's chief operating decision-maker is the Company's Chief Executive Officer. The Company evaluates segment performance based on income from operations before net interest, foreign exchange gains and losses, restructuring and other charges and income taxes. Corporate costs not identified with the disclosed segments and restructuring and other charges are grouped as "Corporate and other expenses." The chief operating decision-maker reviews assets and makes significant capital expenditure decisions for the Company on a consolidated basis only. The accounting policies of the segments are the same as those of the Company described in Note 1.

Financial information relating to the Company's operations by reportable segment was as follows (in thousands):

	Year Ended December 31, 2007	2006	2005
Net Sales:			
Technology Products	$2,553,716	$2,148,104	$1,940,902
Industrial Products	225,746	196,860	174,616
Hosted Software	413	201	-
Consolidated	$2,779,875	$2,345,165	$2,115,518
Depreciation Expense:			
Technology Products	$6,818	$6,395	$7,341
Industrial Products	1,023	1,040	1,995
Hosted Software	904	683	403
Corporate	35	67	255
Consolidated	$8,780	$8,185	$9,994
Operating Income (Loss):			
Technology Products	$86,986	$58,318	$41,521
Industrial Products	20,595	13,947	7,591
Hosted Software	(15,813)	(10,092)	(6,803)
Corporate and other expenses	3,736	(269)	(7,500)
Consolidated	$95,504	$61,904	$34,809
Total Assets			
Technology Products	$328,557	$230,512	$172,534
Industrial Products	76,634	59,239	51,031
Hosted Software	3,783	3,068	1,819
Corporate and other	264,897	291,342	279,160
Consolidated	$673,871	584,161	$504,544

Financial information relating to the Company's operations by geographic area was as follows (in thousands):

	Year Ended December 31, 2007	2006	2005
Net Sales:			
United States:			
Industrial Products	$225,746	$196,860	$174,616
Technology Products	1,451,459	1,268,780	1,147,230
United States total	1,677,205	1,465,640	1,321,846
Other North America	170,272	135,619	99,035
Europe	932,398	743,906	694,637
Consolidated	2,779,875	2,345,165	$2,115,518
Long-lived Assets:			
North America – principally United States	$21,978	$21,347	$31,435
Europe	26,502	27,239	25,824
Consolidated	$48,480	$48,586	$57,259

Net sales are attributed to countries based on location of selling subsidiary.

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data is as follows (in thousands, except for per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter (1)
2007:				
Net sales	$676,122	$647,102	$687,317	$769,334
Gross profit	$96,674	$99,318	$110,653	$119,656
Net income	$13,895	$13,762	$17,644	$24,130
Net income per common share:				
Basic	$.39	$.38	$.49	$.67
Diluted	$.37	$.37	$.47	$.64
2006:				
Net sales	$574,908	$547,242	$575,041	$647,974
Gross profit	$90,763	$77,370	$91,514	$83,272
Net income	$17,557	$7,106	$12,451	$8,033
Net income per common share:				
Basic	$.51	$.20	$.36	$.23
Diluted	$.48	$.19	$.33	$.22

(1) During the fourth quarter of 2007 the Company recorded a write down of certain assets in Europe of approximately $6.7 million and a reversal of certain liabilities in a domestic location of approximately $3.9 million.

13. SUBSEQUENT EVENTS

On January 5, 2008, the Company, through various subsidiaries, entered into an asset purchase agreement with CompUSA Inc., a Delaware corporation.

Pursuant to the Purchase Agreement, the Company agreed to acquire certain assets and liabilities related to the e-commerce business of CompUSA Inc., certain intellectual property rights owned by CompUSA, and the E-Commerce Business for $18.9 million in cash. The Company completed its acquisition of the E-Commerce Business on January 10, 2008.

Pursuant to the Purchase Agreement, the Company also agreed to acquire up to sixteen retail leases from CompUSA Inc. and certain fixtures located at these locations. The closing of the acquisition of each lease was subject to the receipt of the

consent of the landlord, if required under the terms of a lease. During February and March 2008 the Company completed the acquisition of these sixteen store leases and fixtures for an aggregate purchase price of approximately $11.5 million.

On March 3, 2008, the Company's Board of Directors declared a special dividend of $1.00 per share payable on April 2, 2008 to shareholders of record on Mar 21, 2008. This special dividend is the second dividend we will have paid since our initial public offering.

SYSTEMAX INC.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

For the years ended December:
(in thousands)

Description	Balance at Beginning of Period	Charged to Expenses	Write-offs	Other	Balance at End of Period
Allowance for sales returns and doubtful accounts					
2007	$11,370	$4,575	$(4,128)		$11,817
2006	$12,508	$1,503	$(2,641)		$11,370
2005	$11,318	$7,316	$(6,126)		$12,508
Allowance for deferred tax assets					
2007					
Current	$738		$(467)	$(175)	$96
Noncurrent (1)	$17,141	$2,842	$(11,408)	$(1,284)	$7,291
2006					
Current	$527	$136		$75	$738
Noncurrent (1)	$14,779	$2,743	$(2,260)	$1,879	$17,141
2005					
Current	$413	$114			$527
Noncurrent	$10,643	$5,828	$(1,301)	$(391)	$14,779

(1) Charges to expense are net of reductions resulting from changes in deferred tax assets due to changes in tax laws.

Exhibit 31.1

CERTIFICATION UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Richard Leeds, Chief Executive Officer of Systemax Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Systemax Inc. (the "registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to reasonably ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within these entities, particularly during the period in which this annual report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting known to me which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 13, 2008

/s/ RICHARD LEEDS
Richard Leeds, Chief Executive Officer

Exhibit 31.2

CERTIFICATION UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Lawrence P. Reinhold, Chief Financial Officer of Systemax Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Systemax Inc. (the "registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to reasonably ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within these entities, particularly during the period in which this annual report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting known to me which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 13, 2008

/s/ LAWRENCE P. REINHOLD
Lawrence P. Reinhold, Chief Financial Officer

Exhibit 32.1

CERTIFICATION UNDER SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, the Chief Executive Officer of Systemax Inc., hereby certifies that to the best of his knowledge Systemax Inc.'s Form 10-K for the Year Ended December 31, 2007 fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78 (o)(d)) and that the information contained in such Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Systemax Inc.

Dated: March 13, 2008

/s/ RICHARD LEEDS

Richard Leeds, Chief Executive Officer

Exhibit 32.2

CERTIFICATION UNDER SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, the Chief Financial Officer of Systemax Inc., hereby certifies that to the best of his knowledge Systemax Inc.'s Form 10-K for the Year Ended December 31, 2007 fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78 (o)(d)) and that the information contained in such Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Systemax Inc.

Dated: March 13, 2008

/s/ LAWRENCE P. REINHOLD

Lawrence P. Reinhold, Chief Financial Officer

ANNUAL MEETING OF SHAREHOLDERS:

The 2008 Annual Meeting will be held on
Thursday, June 12, 2008 at 2:00 p.m. at
Systemax Inc.
11 Harbor Park Drive
Port Washington, NY 11050

TO RECEIVE ADDITIONAL INFORMATION ON THE COMPANY PLEASE SEND A WRITTEN REQUEST TO:

INVESTOR RELATIONS
Systemax Inc.
11 Harbor Park Drive
Port Washington, NY 11050
516-608-7000 ext. 7181
Email: investinfo@systemax.com
Web Site: http://www.systemax.com

STOCK EXCHANGE:
The Company's shares are traded on the New York Stock Exchange under the symbol SYX.

INDEPENDENT AUDITORS:
ERNST & YOUNG LLP
New York, NY

DIRECTORS

Richard Leeds
Chairman and Chief Executive Officer

Robert Leeds
Vice Chairman

Bruce Leeds
Vice Chairman

Stacy S. Dick
Managing Director,
Rothschild, Inc.

Robert Rosenthal
Chairman and Chief Executive Officer,
First Long Island Investors

Ann R. Leven
Former Treasurer and Chief Fiscal Officer of the National Gallery of Art

Gilbert Fiorentino
President, SYX Services Inc.

CORPORATE EXECUTIVE OFFICERS

Richard Leeds
Chairman and Chief Executive Officer

Robert Leeds
Vice Chairman

Bruce Leeds
Vice Chairman

Lawrence P. Reinhold
Executive Vice President and Chief Financial Officer

Thomas Axmacher
Vice President and Controller

Curt S. Rush
General Counsel and Secretary

SEGMENT EXECUTIVE MANAGEMENT

Richard Leeds
Industrial Products

Gilbert Fiorentino
Technology Products

John Marrah
Hosted Software

Systemax Inc. Corporate Headquarters
11 Harbor Park Drive, Port Washington, NY 1105

Industrial Products Headquarters
Global Equipment Company Inc.
11 Harbor Park Drive, Port Washington, NY 1105

Technology Products Headquarters
SYX Services, Inc.
7795 West Flagler Street, Miami, FL 33144

Hosted Software Headquarters
ProfitCenter Software Inc.
50 Charles Lindbergh Boulevard, Uniondale, NY 11

Stock Performance Graph



VALUE PER $100 INVESTED
1400
1200
1000
800
600
400
200
0
1311
1126
474
430
403
187
173
171
142
167
161
153
142
138
126

	Dec 31, 2002	Dec 31, 2003	Dec 31, 2004	Dec 31, 2005	Dec 31, 2006	Dec 31, 2007
Systemax Inc.	100	430	474	403	1126	1311
S & P Retail Index	100	142	173	171	187	153
S & P 500	100	126	138	142	161	167

Systemax Inc. | S & P Retail Index | S & P 500

Financial Summary

(In millions except Basic Net Income (Loss) Per Share)

	2007	2006	2005	2004	2003
Net Sales	$2,779.9	$2,345.2	$2,115.5	$1,928.1	$1,655.7
Income from Operations Before Restructuring and Other Charges	$ 95.5	$ 61.9	$ 34.8	$ 19.0	$ 9.2
Net Income	$ 69.5	$ 45.1	$ 11.4	$ 10.2	$ 3.2
Diluted Net Income Per Share	$ 1.84	$ 1.22	$ .31	$ .29	$ .09

Forward-Looking Statements: Certain statements in this Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include known and unknown risks, uncertainties and other factors as set forth within the Form 10K forming a part of this document.

Systemax™

2007 Annual Report